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07023559

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Pacific Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 00836 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/16/07

FIRST PACIFIC

First Pacific Company Limited Annual Report 2006

Stock Code : 00142

ARIS 12-31-06



25 YEARS
FIRST PACIFIC







25 Years History – Principal Corporate Events

1981-1987

Started in Asia with core investments in Finance, Marketing and Distribution companies

1981 First Pacific Finance Limited was founded as a financial services provider in Hong Kong
1982 Acquired The Hibernia Bank in San Francisco, California
1982 First Pacific International established to hold the Group's marketing and distribution businesses
1983 Acquired a controlling interest in Hagemeyer, the Netherlands
1984 Took an equity stake in Berli Jucker Thailand
1985 Invested in First Pacific Davies in Hong Kong
1986 Became parent of United Savings Bank in California
1987 Acquired Hong Nin Bank Limited in Hong Kong
1987 Founded Metro Pacific Corporation in the Philippines

1988-1996

Significant growth in marketing and distribution, property and banking divisions; pioneered regional telecoms investments

1988 Acquired Dragon Seed Department Store and started various retail business in Hong Kong
1988 Sold Hibernia Bank. First Pacific Holdings and First Pacific International merged to form the currently listed First Pacific Company
1988 First investment in telecoms: acquired 50% interest in Pacific Link, Hong Kong
1989 Acquired a controlling interest in Imagineering Australia (named Tech Pacific thereafter)
1989 Invested in Darya-Varia Laboratoria in Indonesia
1992 Acquired Far East Bank and merged with Hong Nin Bank, renamed and listed as First Pacific Bank in Hong Kong
1994 Smart Communications launched cellular services in the Philippines
1995 NTT of Japan invested in Smart Communications as a strategic investor
1996 First Pacific became a constituent of the Hang Seng Index
1996 Invested in GSM networks in China's Fujian province, Shenzhen, Dongguan and Huizhou and in Taiwan's Tuntex Telecom
1996 Escotel rolled out GSM mobile networks in India

1997-present

Refocused on Asia with core investments in leading companies in telecoms, consumer food products and infrastructure sectors

1997 Divested Tech Pacific and Pacific Link
1998 Divested Hagemeyer and United Savings Bank
1998 Acquired PLDT in the Philippines
1999 Divested Tuntex Telecom and Guardforce
1999 Acquired Indofood in Indonesia
2000 Concluded the acquisition of Smart by PLDT
2000 Divested First Pacific Bank and telecoms interests in China
2001 First Pacific was removed from the Hang Seng Index
2001 Divested Savills, Berli Jucker and Darya-Varia
2003 Sold Bonifacio Land
2004 Divested Escotel
2006 NTT DoCoMo joined NTT Communications as a strategic shareholder in PLDT
2006 Metro Pacific Investments Corporation listed on the Philippine Stock Exchange following completion of reorganization of Metro Pacific Corporation, and a successor to it
2006 MPIC won the bidding for Maynilad Water Services in the Philippines
2007 Acquired additional 6.4% interest in PLDT

Contents

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products and Infrastructure.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

First Pacific's principal investments are summarized on the inside back cover.

Financial Highlights

Contribution from Operations

US$ millions


200
180
160
140
120
100
80
60
40
20
0
05
06

Recurring Profit

US$ millions


160
140
120
100
80
60
40
20
0
05
06

Market Capitalization

US$ billions


1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
02
03
04
05
06

Contribution by Country

US$ millions


160
140
120
100
80
60
40
20
0
(20)
05 06
Philippines
05 06
Indonesia
05 06
Others

Adjusted Net Asset Value by Country
31 December 2006


79%
21%

	US$ millions
● Philippines	2,424.5
○ Indonesia	658.0
Total	**3,082.5**

Share Price Performance

HK$


5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

Chairman's Letter



Dear Shareholder

The transformation that I reported on last year has moved along well, and the year just passed has seen further progress at First Pacific. Our telecommunications business has reported another year of record profits, and our food business has posted much improved results.

The investment in the water business in the Philippines through Metro Pacific Investments Corporation (MPIC), and the introduction of Ashmore Investment Management Limited into MPIC, have enabled First Pacific to participate in future infrastructure opportunities in the Philippines. The successful restructuring and recapitalization of MPIC's predecessor - Metro Pacific Corporation - and the subsequent listing of MPIC in the course of the year has consolidated First Pacific's commitment to this market.

The entrepreneurial and innovative spirit that drives PLDT will be crucial as PLDT enters its next stage of development. The continuous development of new offerings in its traditional business will be complemented by enhanced products, services and solutions from new technology platforms and through its Next Generation Network, as well as additional services through its call center and business process outsourcing businesses.

The significant improvements made to Indofood's distribution network will be further enhanced moving forward, and with the growth in all Indofood's consumer products, I believe it will contribute to the strengthening of Indofood's leading market position as evidenced in the increasing market share of most of Indofood's product categories. The expansion opportunities for the edible oils and fats business will be addressed as we increase our investments in plantations. This will enable Indofood to generate greater value from its oil palm plantation and refining business.

Notwithstanding the transition phase that First Pacific is currently undergoing, our outlook for 2007 remains positive. I would ask for your continued support, on behalf of the Board, as we continue to search for new investments in this, our part of the world.

Sincerely

ANTHONI SALIM
Chairman

11 April 2007

Managing Director and Chief Executive Officer's Letter



Dear Fellow Shareholder

2006 has been a year of transition for First Pacific.

I am pleased to report that all aspects of our businesses have performed above expectations during the year. PLDT continues to do well and has recorded its fourth consecutive year of record profits. Indofood faced a difficult macro-environment characterized by higher operating costs and demanding competition. However, with its successful reengineering programs and the growth in its distribution network and competency, Indofood has produced results in excess of targets.

Developments at Metro Pacific Investments Corporation (MPIC), our new listed business in the Philippines and successor to Metro Pacific Corporation, have also been encouraging. The debt workout and recapitalization plan that we undertook for the Metro Pacific Group was finalized in 2006 and together with our new strategic partner in MPIC, Ashmore Investment Management Limited, we were successful in the bidding for Maynilad Water Services in the Philippines.

During the year, we have assessed a number of investment opportunities in line with our investment strategy. We have recently strengthened our position in our strategic investment PLDT by acquiring an additional 6.4 per cent shareholding. We will continue to remain selective in our investment process and decisions. It is our belief that the value creating opportunity has to be one that makes absolute sense from an investment perspective and, as well, enables us to influence key Board or management functions, such that we can effect critical changes that may be necessary in order to realize value. We will continue to be guided by these criteria.

Looking ahead to 2007, our view is positive.

PLDT will continue to grow by way of more innovative product and service offerings in its traditional fixed and wireless businesses, and through its call center and BPO activities. The upgrading of its fixed-line infrastructure to the Next Generation Network (NGN) will enhance its ability to handle greater volume of data communication, enhance its voice business, and provide a platform for the delivery of new content offerings at very affordable prices. As these solutions are evaluated, developed and launched, we should expect to see PLDT consolidate its position further as the leader in products and profits in the Philippine telecommunications landscape.

Indofood will strive to maintain the growth in volume it has achieved in 2006, by maximizing its extensive distribution system and its enhanced product slate. In addition, its recent investment in the plantation business will support a more robust revenue and profit growth in the future. Its strengthening competitive production position and the recent conclusion of the placement of

First Pacific
Share Price Performance


HK$
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

25 per cent of the enlarged share capital of its newly listed edible oils and fats business - IndoAgri - in Singapore has positioned this business for substantial expansion over the next few years. With new and broader product offerings being conceived by other divisions, Indofood will soon begin a new and exciting period of growth.

MPIC will seek new physical and social infrastructure projects, and ensure that Maynilad Water progresses with its business and its plans. We would expect some consolidation in 2007 within Maynilad Water as the management of our newly acquired water business will require time and resources to enhance water services to the population covered by the concession. It is after all a consumer products company–not simply a utility operation. We are confident that we can eventually unlock the potential of this business and build long-term value for MPIC.

With improved market outlook presented by the large games communities in Brazil and in India, our view of our online games business has turned positive for the year. However, the development of these two markets has been slower than we anticipated given the delayed introduction of technology and the latency in game development. In 2007, we would expect a substantial increase in the range and sophistication of the games to be released into these two markets. In the Philippines, we are to maintain our market leadership position through our merger with ePLDT's netGames.

We enter 2007 with optimism. Whilst the economic environment where we have made our investments will continue to be demanding, the fundamental strengths of our businesses reflected in their operating performance over the last twelve months signal that 2007 would be a positive year. At the same time, we are striving to balance our existing investment portfolio with new and significant investments in other countries within Asia - businesses that complement the sectors we currently operate in, and those that will continue enhancing shareholder value.

I would like to thank our shareholders most sincerely for their patient support during our 25th year and look forward to this continuing, as we exit our transition phase, and enter a new and dynamic stage in your Company's development.

Most cordially

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

11 April 2007

First Pacific

Review of 2006 Goals

- **Goal:** Continue to improve share price performance
  Achievement: Achieved. Share price increased by 35 per cent and closed at HK$4.04; the highest for the year. This compared with a 34 per cent increase in the Hang Seng Index. It traded at a high of HK$5.13 in February 2007.

- **Goal:** Continue to evaluate investment opportunities in telecommunications, infrastructure or consumer food products sectors in the Asia region
  Achievement: Achieved. A significant number of opportunities were evaluated. However, given risk and pricing considerations, further investment was limited to a) the completion in January 2007 of an 84 per cent interest in Maynilad Water Services, Inc. (Maynilad Water) through MPIC in partnership with DMCI Holdings, Inc. for a consideration of approximately US$533 million and b) the completion in February 2007, through certain rights in connection with its shareholding in Philippine Telecommunications Investment Corporation, of an effective additional 6.4 per cent interest in PLDT for a consideration of Pesos 25.2 billion (approximately US$510.6 million).

- **Goal:** Raise funds with improved terms for funding expansion opportunities
  Achievement: Achieved. Cash and finance facilities totalling approximately US$533 million were raised to fund the investment in Maynilad Water. The CAB Bonds were refinanced with a 5-year loan with a reduction of 15 per cent in the cost of finance. Subsequent to the year-end, US$420 million of loans were secured for the acquisition of an effective additional 6.4 per cent interest in PLDT.

- **Goal:** Maintain dividend payments to shareholders subject to continued strong performance of PLDT and further improved performance of Indofood
  Achievement: Achieved. An interim dividend of HK1.00 cent per share was paid in October 2006. The Board, in view of the improved operating contribution from the Company's investments, recommended a final dividend of HK3.5 cents per share to be paid in June 2007. This represents an increase of HK1.5 cents (75 per cent) over the final dividend for 2005. Subsequent to the year-end, a special dividend of HK0.96 cent was made in relation to the spin off of 25 per cent of the enlarged capital of Indofood's subsidiary, Indofood Agri Resources Ltd. (IndoAgri) on the Singapore Stock Exchange.

Goals for 2007

- Evaluate new investment opportunities in telecoms, consumer food products and infrastructure in the emerging markets in Asia
- Continue to enhance value in our current operating businesses
- Strengthen balance sheet in support of new investment opportunities

PLDT

Review of 2006 Goals

- **Goal:** Continue to build out the Next Generation Network (NGN) and roll out wireless broadband in order to increase broadband subscriber base and expand the group's data/broadband capabilities
  Achievement: Achieved and ongoing. PLDT upgraded 150,000 fixed-lines to NGN lines while Smart increased its wireless broadband capable base stations to 2,500. Total wireless and fixed-line broadband subscriber base doubled to 265,000 and consolidated revenues arising from broadband and internet services increased by 49 per cent to Pesos 5.2 billion (US$101.6 million). The NGN provides a critical platform for PLDT to transition from traditional voice to data-based services, which will be the driver of future growth.

- **Goal:** Maximize Smart's 2G network by developing content and new services to encourage higher usage and penetrate lower income segments
  Achievement: Achieved and ongoing. Smart continued its multi-segment approach and introduced various innovative and competitive top-up packages to stimulate usage and to improve network efficiency. Text promotions were led by *All Text* packages – *All Text 10 Bonus* offers 15 messages without expiration at Pesos 12 (US$0.2) while *All Text 20* allowed 100 on-network messages for Pesos 20 (US$0.4) in one day; voice promotions included *Tipid Talk* which allows a subscriber to make four calls of up to 30 seconds each for local on-network calls for one day at Pesos 10 (US$0.2). In 2006, Smart expanded the capacity of its cellular network to handle 1 billion text messages per day. Smart's 2G subscriber base increased by approximately 3.8 million subscribers to reach 24.2 million as at the end of 2006.

- **Goal:** Introduce 3G technology and develop services and applications to encourage usage
  Achievement: Achieved. Smart's 3G service was commercially launched on 1 May 2006, with services including Smart-to-Smart video calls, video streaming, high-speed internet browsing, video clip downloading, ring tones, visual ringers and games at rates in line with its existing 2G services.

- **Goal:** Reduce debt by a minimum of US$300 million
  Achievement: Achieved. Raised target to US$350 million in August 2006. Consolidated debt reduced by US$362 million, 21 per cent ahead of the original target of US$300 million. At the end of 2006, total debt and net debt were down to US$1.8 billion and US$1.2 billion respectively, while net debt to EBITDA and net debt to free cash flow ratios improved to 0.7 time and 1.6 times respectively.

- **Goal:** Raise dividends to common shareholders to a minimum of 50 per cent of 2006 core earnings
  Achievement: Achieved. PLDT raised dividend payout from its original 50 per cent of 2006 core earnings to 60 per cent. Total dividends for 2006 reached Pesos 100 (approximately US$2) per share compared to Pesos 70 (approximately US$1.3) per share for 2005. PLDT provided a total amount of Pesos 18.8 billion (US$367.5 million) for common dividend payments in 2006, compared with Pesos 12.3 billion (US$223.7 million) in 2005.

Goals for 2007

- Manage transition to data and next generation services, and maximize the existing mainstream voice and text businesses
- Accelerate the expansion of call centre and business process outsourcing businesses
- Expand both domestic and international m-commerce businesses
- Continue segment-specific programs to further increase network efficiency
- Raise dividends to common shareholders to 70 per cent of 2007 core earnings

Indofood
THE SYMBOL OF QUALITY FOODS

Review of 2006 Goals

- Goal: Implement and continue to enhance the new distribution system to improve sales and area-specific product mix
  Achievement: Achieved. Indofood significantly increased stock points allowing improved market penetration and a more efficient supply chain operation. Most business groups reported strong growth in sales volume and increase in market shares. Net sales grew by 16.9 per cent in rupiah terms or 24.7 per cent in U.S. dollar terms to Rupiah 21,941.6 billion or US$2,398.5 million.

- Goal: Continue to focus on branded products and expand revenue through domestic, regional and international business development
  Achievement: Achieved. With the enhanced distribution network and segment specific marketing initiatives, total sales of the consumer branded products group improved by 18.6 per cent in rupiah terms to Rupiah 8,446.9 billion or 26.4 per cent in U.S. dollar terms to US$923.4 million.

- Goal: Continue to strengthen market leadership position
  Achievement: Achieved. Indofood's major products remain market leaders in their respective segments; a 77 per cent share of the noodles market; a 67 per cent share of flour market, a 43 per cent share of branded cooking oil market and a 59 per cent share of the margarine and shortening market. The company's other products retained their market positions.

- Goal: Continue to expand oil palm plantation areas to be able to meet the supply requirements of its edible oil refineries
  Achievement: Achieved. The expansion of Indofood's plantation business will accelerate following the successful listing of the Edible Oils and Fats group on the Singapore Stock Exchange in February 2007. This raised approximately US$270.8 million by issuing new placement shares representing 25 per cent of the enlarged capital of IndoAgri. At the end of 2006, the plantation land bank was approximately 224,100 hectares (including approximately 85,500 hectares received approval in 2006 and completed in March 2007), of which approximately 66,900 hectares are planted with oil palm trees and approximately 5,000 hectares with rubber trees.

- Goal: Further reduce foreign currency exposure by reducing foreign currency debt
  Achievement: Not achieved. Eurobonds totaling US$143.7 million were fully refinanced through a combination of internal resources and foreign currency borrowings. Indofood plans to refinance its foreign currency debts by issuing 1.5 trillion rupiah bonds in the second quarter of 2007 in order to reduce foreign currency exposure.

- Goal: Continue operational efficiency enhancement and cost reduction program
  Achievement: Achieved. The enhancement of the distribution network, reengineering of supply chains, operating systems and procedures, and further manpower rationalization improved efficiency. EBIT margin improved to 9.0 per cent from 8.9 per cent.

Goals for 2007

- Leverage brand equity and market position to sustain growth and profitability
- Leverage stock point network to expand products distribution coverage
- Continue to implement cost control and operational efficiency programs
- Accelerate plantation expansion organically or through acquisition
- Strengthen balance sheet and reduce foreign currency exposure

METRO PACIFIC INVESTMENTS

Review of 2006 Goals

- Goal: Complete reorganization and recapitalization plan
  Achievement: Achieved. MPIC, a new investment holding and management company was listed on the Philippine Stock Exchange in December 2006. The reorganization and recapitalization of Metro Pacific Corporation (Metro Pacific)/MPIC included the introduction of a strategic investor, Ashmore Investment, a UK-based LSE-listed FTSE 250 company with US$26.8 billion in assets under management.

  MPIC's assets include a 50.0 per cent interest in a joint venture, with DMCI Holdings, Inc.(DMCI), a diversified Philippine holding group, in the DMCI-MPIC Water Company Inc. which holds an 84 per cent interest in Maynilad Water Services, Inc. (Maynilad Water), a major water utility with a population of 8 million people in the western part of Metro Manila, and a directly held 51.0 per cent interest in Landco Pacific Corporation. Metro Pacific, the predecessor of MPIC, became a subsidiary of MPIC, with a 15.3 per cent interest in a domestic shipping company, Negros Navigation Company Inc. (Nenaco).

- Goal: Strengthen Landco's position as a diversified property developer through support to key expansion projects
  Achievement: Achieved. During the year, Landco expanded its offerings through its landmark Punta Fuego residential resort by offering an additional 278 new lots for sale in the Terrazas de Punta Fuego. The first phase of a major 200-hectare middle market integrated beach, leisure and tourist community, Playa Calatagan, commenced with more than 636 lots for sale. Sales from its popular Leisure Farms and Ponderosa Leisure Farms projects, weekend farming communities expanded amongst upper income Filipinos. The company began work on its first condominium development project in Metro Manila; "Tribeca" a development community of mid-rise apartment residences, restaurants and entertainment facilities with direct access to major Metro Manila expressways.

- Goal: Continue to explore investment opportunities in the infrastructure sector
  Achievement: Achieved. From an increasing number of opportunities in various infrastructure sectors, MPIC in partnership with DMCI secured an 84 per cent ownership of Maynilad Water, a company that has a 15-year concession to supply water to the western part of Metro Manila.

  MPIC continues to actively evaluate and study many potential opportunities in various infrastructure sectors as demand for basic infrastructure and utilities increases with the higher economic growth rates.

- Goal: Continue implementing a rehabilitation program for Nenaco
  Achievement: Achieved. In view of the poor outlook for the domestic shipping industry, its over capacity and limited rehabilitation options, MPIC's subsidiary, Metro Pacific, sold 83.7 per cent of its interest in Nenaco in late 2006 for a nominal consideration to Negros Holdings and Management Corporation, a company comprising Nenaco's previous management team.

Goals for 2007

- Develop a comprehensive growth and enhanced profit strategy for Maynilad Water and Makati Medical Center
- Raise new capital to fund potential new investments and to comply with the Philippine Stock Exchange's listing rules regarding free float requirement
- Manage project developments at Landco to build profitable returns to the shareholders
- Continue to evaluate potential investment opportunities in various infrastructure sectors

Level Up!
levelupgames.ph

Review of 2006 Goals

- Goal: Diversify and expand games portfolio
  Achievement: Substantially achieved. In the Philippines, Level Up launched RF Online, a 3-D science fiction themed massively multiplayer online role playing game and Free Style, a three-on-three hip hop influenced basketball casual game. In Brazil, Level Up added Gunz and Grand Chase, both are casual games, to its products portfolio in 2006. RF Online was launched in January 2007. In India, Ragnarok was commercially launched in March 2006 and Gunz is expected to be launched in the first half of 2007.

- Goal: Grow subscriber base in higher growth markets in Brazil and India
  Achievement: Not achieved. Level Up subscriber base in Brazil and India remains flat as a result of the delay of launching new games planned for the second half of 2006 and the slower than anticipated development of the Indian market.

- Goal: Develop supplementary non-game revenue sources
  Achievement: Partially achieved. In the Philippines, Level Up introduced market online advertising and in game advertisements in the first quarter of 2006. Growth opportunities remain positive in the medium term as the online advertising market continues to expand. Non-game revenue sources include in game and website advertising, sponsorships, events and merchandising.

- Goal: Build alliances and a dominant distribution network
  Achievement: Achieved. In its various territories, Level Up has expanded its distribution partnerships and networks and received marketing support from strategic distribution partners in the media and retail sectors, including Coca-Cola, Nestlé, and Blockbuster.

- Goal: Further build the "Level Up!" brand
  Achievement: Partially achieved. In the Philippines, "Level Up!" brand further strengthened by the launch of its new website in the fourth quarter of 2006 along with the continued marketing and promotion of its game titles. In Brazil, the company expanded its branding through the introduction of new games along with distribution deals with Blockbuster and UOL (a leading Brazilian internet portal). The development of the brand in India has been slower than planned given the relative slow development of the infrastructure to support the gaming offering.

Goals for 2007

- Diversify and expand games portfolio
- Complete the merger of Level Up! Philippines with netGames, and maximize synergies in the Philippines with ePLDT
- Identify and procure compelling content
- Grow subscriber base
- Develop supplementary non-game revenue sources

Board of Directors



ANTHONI SALIM
Chairman

Age 58, born in Indonesia. Mr. Salim is the son of Soedono Salim. He graduated from Ewell County Technical College in London. Mr. Salim is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies, including Futuris Corporation Limited, Australia.

Mr. Salim serves on the Boards of Advisors of several multi-national companies. He was a member of the GE International Advisory Board from September 1994, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany, and Rabo Bank of the Netherlands. He joined the Asia Business Council in September 2004.

Mr. Salim has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.



MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

Age 60, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and resumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of PLDT since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Investments Corporation, Metro Pacific Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, and Landco Pacific Corporation, as well as the President Commissioner of PT Indofood Sukses Makmur Tbk. He also holds directorship in Citra Metro Manila Tollways, Corporation.

In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines and was awarded Honorary Doctorates in Humanities by Xavier University in 2007 and by San Beda College in 2002 in the Philippines. He is Chairman of the Board of Trustees of Ateneo de Manila University, Chairman of the Board of Directors of Medical Doctors Inc (Makati Medical Center), and Chairman of the non-profit organization, Philippine Business for Social Progress. Mr. Pangilinan is also Chairman of the Hong Kong Bayanihan Foundation, a civic organization based in Hong Kong.



EDWARD A. TORTORICI

Executive Director

Age 67, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices worldwide.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate restructuring activities. Mr. Tortorici also serves as a Commissioner of consumer foods company PT Indofood Sukses Makmur Tbk and is a Director of ACeS International Limited, both corporations are based in Indonesia. He is also a Director of Metro Pacific Corporation and Landco Pacific Corporation, companies located in the Philippines.



ROBERT C. NICHOLSON

Executive Director

Age 51, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited. In November 2005, he became a Non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003.

Board of Directors

PROFESSOR EDWARD K.Y. CHEN, *GBS, CBE, JP*

Independent Non-executive Director

Age 62, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen serves as President of Lingnan University; an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited. He is the trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen joined First Pacific's Board in 1993.

GRAHAM L. PICKLES

Independent Non-executive Director

Age 50, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors.

Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk and was appointed Chairman of Asia Pacific Brands India Limited in 2005. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board in 2004.

DAVID W.C. TANG, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

Independent Non-executive Director

Age 52, born in Hong Kong, Mr. Tang was educated locally and then Cambridge, London and Beijing, where he also taught English and Philosophy. Mr. Tang is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He joined First Pacific's Board in 1989.

AMBASSADOR ALBERT F. DEL ROSARIO

Non-executive Director

Age 67, born in the Philippines. The former Ambassador of the Republic of the Philippines to the United States of America from October 2001 to August 2006. Ambassador del Rosario earned his Bachelor's Degree in Economics at New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., BusinessWorld Publishing Corporation, Makati Foundation for Education and is President of Philippine Telecommunications Investment Corporation and the Management Association of the Philippines. Ambassador del Rosario serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Infrontier (Philippines), Inc., Metro Pacific Investments Corporation, Asia Traders Insurance Corporation, Landco Pacific Corporation, Philippine Cancer Society and is a member of the Board of Trustees of the International Graduate University, Washington, DC. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project in Fort Bonifacio's Global City.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations. He is moreover a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. He was recently elevated to the Xavier Hall of Fame in New York City. Ambassador del Rosario joined First Pacific's Board in June 2003.

SUTANTO DJUHAR

Non-executive Director

Age 78, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR
Non-executive Director

Age 55, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

IBRAHIM RISJAD
Non-executive Director

Age 73, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

BENNY S. SANTOSO
Non-executive Director

Age 49, born in Indonesia. Mr. Santoso graduated from Ngee Ann College in Singapore. He serves as a Director of PT Indocement Tunggal Prakarsa Tbk, and a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Visual Mandiri Tbk. He also serves as a Director or a Commissioner of a number of other Indonesian companies. Mr. Santoso joined First Pacific's Board in June 2003.

Advisors

SOEDONO SALIM
Honorary Chairman and Advisor to the Board

Age 92, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

SUDWIKATMONO
Advisor to the Board

Age 73, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

Senior Executives



RICHARD L. BEACHER
Executive Vice President
Group Financial Controller

Age 48, born in United Kingdom. Mr. Beacher received a BA (Hons) in Economics and Accounting from University of Newcastle Upon Tyne, U.K. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Beacher moved to Hong Kong in 1984 with PriceWaterhouse and most recently served in financial positions with Hagemeyer Cosa Lieberman and latterly with Siemens Building Technologies as Global Business Line Controller. He joined First Pacific in 2006.



MAISIE M.S. LAM
Executive Vice President
Group Human Resources

Age 52, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.



JOSEPH H.P. NG
Executive Vice President
Group Finance

Age 44, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from PriceWaterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific group and served in several senior finance positions within the First Pacific group. He is a Director of Level Up! International Holdings Pte Ltd.



RICHARD P.C. CHAN
Assistant Vice President
Group Finance

Age 37, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has over 10 years' experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.



SARA S.K. CHEUNG
Assistant Vice President
Group Corporate Communications

Age 43, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She is a member of the National Investor Relations Institute. Ms. Cheung joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.



NANCY L.M. LI
Assistant Vice President
Company Secretary

Age 49, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada and a MSc in Corporate Governance and Directorship from Hong Kong Baptist University. She is a fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.



PETER T.H. LIN
Assistant Vice President
Group Tax and Treasury

Age 37, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he was a Tax Manager specializing in Corporate Tax.

Contents

First Pacific

Contribution by Country


US$ millions
160
140
120
100
80
60
40
20
0
(20)
05 06
Philippines
05 06
Indonesia
05 06
Others

Contribution Summary

	Turnover		Contribution to Group profit[i]	
For the year ended 31 December US$ millions	**2006**	2005	**2006**	2005 (Restated)[ii]
PLDT[iii]	**–**	–	**138.2**	122.4
Indofood	**2,398.5**	1,923.4	**54.7**	29.6
MPIC/Metro Pacific	**76.3**	62.7	**(3.7)**	(6.0)
Level Up[iii]	**–**	–	**(1.9)**	(1.5)
From operations	**2,474.8**	1,986.1	**187.3**	144.5
Head Office items:				
– Corporate overhead			**(13.7)**	(11.5)
– Net interest expense			**(22.9)**	(20.3)
– Other expenses			**(0.8)**	(5.3)
Recurring profit			**149.9**	107.4
Foreign exchange and derivative losses[iv]			**(51.5)**	(18.5)
Non-recurring items[v]			**66.1**	14.1
Profit attributable to equity holders of the parent			**164.5**	103.0

(i) After taxation and minority interest, where appropriate.

(ii) To conform with the Group's current year results presentation, the Group has restated its 2005 profit contribution from PLDT from US$132.2 million to US$122.4 million, which reflects the reclassification of recognized Piltel's deferred tax assets and accelerated depreciation on fixed line network due to Next Generation Network (NGN) upgrade as non-recurring items. Accordingly, the Group's non-recurring items for 2005 is restated from US$4.3 million to US$14.1 million. Such restatements have no effect on the Group's 2005 profit attributable to equity holders of the parent.

(iii) Associated companies.

(iv) 2006's foreign exchange and derivative losses include a US$89.7 million (2005: US$25.4 million) loss on revaluation of option element embedded in Head Office's Exchangeable Notes, partly offset by a US$31.2 million (2005: Nil) gain on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss and US$7.0 million (2005: US$6.9 million) gains on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and derivative contracts.

(v) 2006's non-recurring gains of US$66.1 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon conversion of PLDT's convertible preference shares of US$38.7 million, partly offset by impairment provisions for certain of the Group's assets. 2005's non-recurring gains of US$14.1 million mainly comprise PLDT's net non-recurring items (which represent recognition of Piltel's deferred tax assets less accelerated depreciation on the fixed line network due to NGN upgrade) of US$9.8 million, goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million and Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor, partly offset by a loss on dilution of the Group's interest in PLDT of US$6.3 million.

During the year, the Group's turnover increased by 24.6 per cent to US$2,474.8 million (2005: US$1,986.1 million), principally reflecting an increase in Indofood's turnover and a strengthened rupiah. The Group's businesses improved their operating performance in 2006, recording profit contributions totaling US$187.3 million (2005: US$144.5 million), an increase of 29.6 per cent. Recurring profit also increased by 39.6 per cent to US$149.9 million from US$107.4 million in 2005. The Group recorded US$51.5 million (2005: US$18.5 million) net foreign exchange and derivative losses and US$66.1 million (2005: US$14.1 million) of net non-recurring gains. As a result, the Group recorded a net profit for 2006 of US$164.5 million, a 59.7 per cent improvement over 2005's net profit of US$103.0 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar At 31 December	**2006**	2005	One year change
Closing			
Peso	**49.06**	53.09	+8.2%
Rupiah	**9,020**	9,830	+9.0%

Exchange rates against the U.S. dollar For the year ended 31 December	**2006**	2005	One year change
Average			
Peso	**51.16**	54.99	+7.5%
Rupiah	**9,148**	9,756	+6.6%

In 2006, the Group recorded net foreign exchange and derivative losses of US$51.5 million (2005: US$18.5 million), which may be further analyzed as follows:

US$ millions	**2006**	2005
Head Office	**(59.4)**	(25.4)
PLDT	**4.7**	12.8
Indofood	**3.8**	(6.1)
Others	**(0.6)**	0.2
Total	**(51.5)**	(18.5)

- Principal investments, PLDT and Indofood, have performed above expectations
- First Pacific has increased activity and contact with the investment community over the last twelve months
- Completed the reorganization and recapitalization of Metro Pacific with the relisting on Philippine Stock Exchange in December 2006
- The company has raised in excess of US$1 billion at competitive rates to fund acquisitions over the last twelve months

In February 2007, the Group completed the acquisition of an additional approximately 46 per cent interest in Philippine Telecommunications Investment Corporation from the Philippine Government for a consideration of Pesos 25.2 billion (approximately US$510.6 million). This represented approximately 6.4 per cent interest in PLDT, thereby raising the Group's shareholding in PLDT to approximately 29 per cent. The transaction was financed with a combination of US$90.6 million from internal resources and US$420 million of borrowings.

PLDT has been a strategic investment of the Group since 1998. It has reported outstanding performances over the last few years and is a major earnings and dividend contributor to the Group. The Group will continue to benefit from the strong performance of PLDT.

Indofood has achieved significant sales volume growth across all of its divisions and this has resulted in a significant improvement in net income, an improvement in operating return and a strengthening of its balance sheet.

The Group made an investment in infrastructure sector through its subsidiary MPIC. MPIC partnered with DMCI Holdings, Inc. and won an auction of an 84 per cent interest in Maynilad Water Services, Inc. for a total consideration of US$532.8 million from the Philippine Government. The transaction was completed in January 2007.

2007 Outlook

First Pacific has focused on enhancing the operational and financial performance of its key operating businesses over the last few years. The improved results in 2006 are the product of this intense and concentrated effort. It is anticipated that 2007 performance will be stronger than 2006.

The emerging markets in Asia continue to present opportunities in the telecoms, consumer food products and infrastructure sectors. These opportunities will be pursued and evaluated and with a continuing positive outlook for the financial markets, a variety of financial options will be available to support targeted investments.

More specifically, the economic outlook for both the Philippines and Indonesia is encouraging and we anticipate that PLDT, Indofood and MPIC will build on the achievements of the last twelve months and continue to expand their businesses and match, if not exceed, their performance targets for 2007.

PLDT


SMART

PLDT's operations are principally denominated in peso, which averaged Pesos 51.16 (2005: 54.99) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being based largely on IFRSs, certain adjustments still need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	2006	2005 (Restated)
Net income under Philippine GAAP[i]	**35,116**	34,112
Preference dividends[ii]	**(456)**	(1,427)
Net income attributable to common shareholders	**34,660**	32,685
Differing accounting treatments[iii]		
– Reclassification of non-recurring items	**(2,559)**	(2,207)
– Others	**(1,081)**	(336)
Intragroup items[iv]	**300**	300
Adjusted net income under Hong Kong GAAP	**31,320**	30,442
Foreign exchange and derivative gains[v]	**(1,042)**	(2,859)
PLDT's net income as reported by First Pacific	**30,278**	27,583
US$ millions		
Net income at prevailing average rates for 2006: Pesos 51.16 and 2005: Pesos 54.99	**591.8**	501.6
Contribution to First Pacific Group profit, at an average shareholding of 2006: 23.4% and 2005: 24.4%	**138.2**	122.4

(i) PLDT has restated its recurring income for 2005 from Pesos 31,253 million to Pesos 29,046 million after reclassifying Pesos 7.3 billion deferred tax assets and benefits (recognized after Piltel has established a history of taxable profits) and Pesos 5.1 billion additional accelerated depreciation expenses due to migration to NGN as non-recurring items.

(ii) First Pacific presents net income after deduction of preference dividends.

(iii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2006, Pesos 5.5 billion (2005: Pesos 7.3 billion) deferred tax assets and benefits, Pesos 3.5 billion (2005: Nil) reversal of provisions for an onerous contract relating to ACeS satellite, Pesos 5.1 billion (2005: Pesos 5.1 billion) additional accelerated depreciation expenses due to migration to NGN and Pesos 1.4 billion (2005: Nil) asset impairment provisions were excluded and presented separately as non-recurring items.

(iv) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(v) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

PLDT's Domestic Fiber Optic Network Map



o Toll / Relay / Fiber Optic Station
—— Fiber Optic Cable (Inland)
········ Fiber Optic Cable (Submarine)
—— Digital Radio Link

Share Price Performance


Pesos
2,800
2,600
2,400
2,200
2,000
1,800
1,600
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2006**	2005	% change	**2006**	2005 (Restated)	% change
Wireless	**1,532.2**	1,357.9	+12.8	**777.1**	714.6	+8.7
Fixed Line	**960.5**	903.0	+6.4	**319.5**	275.2	+16.1
ICT*	**127.9**	53.7	+138.2	**2.9**	1.8	+61.1
Inter-segment elimination	**(174.4)**	(113.3)	+53.9	**-**	-	-
Total	**2,446.2**	2,201.3	+11.1			
Segment result				**1,099.5**	991.6	+10.9
Net borrowing costs				**(178.8)**	(219.1)	-18.4
Share of profits less losses of associates				**(1.4)**	0.1	-
Profit before taxation				**919.3**	772.6	+19.0
Taxation				**(314.3)**	(238.6)	+31.7
Profit for the year				**605.0**	534.0	+13.3
Minority interest				**(4.3)**	(6.7)	-35.8
Profit attributable to equity holders				**600.7**	527.3	+13.9
Preference dividends				**(8.9)**	(25.7)	-65.4
Profit attributable to ordinary shareholders				**591.8**	501.6	+18.0
Average shareholding (%)				**23.4**	24.4	-
Contribution to group profit				**138.2**	122.4	+12.9

* Information and Communications Technology

PLDT's profit contribution to the Group increased by 13 per cent to US$138.2 million (2005 restated: US$122.4 million) representing 74 per cent of First Pacific's aggregate profit contribution from operations of subsidiary and associated companies in 2006.

In peso terms, PLDT's consolidated net income increased by 3 per cent to Pesos 35.1 billion (US$686.1 million). The positive impact from the reversal of Pesos 3.5 billion (US$68.4 million) (2005: Nil) provisions made to ACeS related contracts was offset by an additional net depreciation expense of Pesos 5.1 billion (US$99.7 million) (2005: Pesos 5.1 billion; US$92.7 million) in relation to the upgrading of the existing fixed line network to NGN, lower net foreign exchange gains of Pesos 1.0 billion (US$19.5 million) (2005: Pesos 2.9 billion; US$52.7 million), asset impairment charges of Pesos 1.4 billion (US$27.4 million) (2005: Nil) for Mabuhay's satellite and debt investments made by ePLDT, and lower recognition of deferred tax assets amounting to Pesos 5.5 billion (US$107.5 million) (2005: Pesos 7.3 billion; US$132.8 million).



Core net income increased by 9 per cent to Pesos 31.5 billion (US$615.7 million) reflecting improvements in the key areas of the business. Consolidated service revenues increased to Pesos 125.1 billion (US$2,446.2 million) (2005: Pesos 121.1 billion; US$2,201.3 million) mainly due to higher revenue contributions from its Wireless and Information and Communications Technology (ICT) units and partly offset by the 7 per cent appreciation of the peso on PLDT Group's U.S. dollar linked revenues. Consolidated EBITDA improved to Pesos 79.6 billion (US$1,555.9 million) (2005: Pesos 77.2 billion; US$1,403.9 million) and EBITDA margin was stable at 64 per cent of service revenues.

Consolidated free cash flow remained strong at Pesos 33.7 billion (US$658.7 million) (2005: Pesos 51.2 billion; US$931.1 million) despite consolidated capital expenditure rising by 41 per cent to Pesos 21.1 billion (US$412.4 million) (2005: Pesos 15.0 billion; US$272.8 million) as a result of the development of the 3G network and upgrading to 150,000 IP-based Next Generation Network (NGN) lines.

Consolidated debt was reduced by US$362 million (2005: US$713 million). At the end of 2006, total debt and net debt were reduced to US$1.8 billion and US$1.2 billion respectively. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.7 time and 1.6 times respectively.

As a result of PLDT's initiatives to transform to next generation communication services, the contribution of its total wireless and fixed line data services and ICT business increased to 45 per cent of consolidated service revenues in 2006 compared with 40 per cent in 2005. Consolidated data and ICT revenues grew by 18 per cent to Pesos 56.4 billion (US$1,102.4 million) which more than compensated for the decline in traditional voice revenues.

PLDT declared a final dividend of Pesos 50 (US$1) per share for the year. Total dividends for 2006 reached Pesos 100 (US$2) (2005: Pesos 70; US$1.3) per share, equivalent to a 60 per cent payout of its consolidated core earnings.

Smart GSM Systemwide Subscriber Numbers


millions
28
24
20
16
12
8
4
0
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Wireless Smart's and Piltel's consolidated wireless service revenues increased by 5 per cent to Pesos 78.4 billion (US$1,532.4 million) (2005: Pesos 74.7 billion; US$1,358.4 million) principally from the sustained growth in data revenue and the subscriber base. Consolidated wireless EBITDA increased by 5 per cent to Pesos 50.3 billion (US$983.2 million) (2005: Pesos 48.0 billion; US$872.9 million) resulting from Smart's control of cash operating expenses, while EBITDA margins remained stable at 64 per cent.

Smart continued its multi-segment approach and introduced various innovative and competitive top-up packages to stimulate usage and to improve network efficiency. Text promotions were led by *All Text* packages – *All Text 10 Bonus* offers 15 messages without expiration at Pesos 12 (US$0.2) while *All Text 20* allowed 100 on-network messages for Pesos 20 (US$0.4) in one day; voice promotions included *Tipid Talk* which allows a subscriber to make four calls of up to 30 seconds each for local on-network calls for one day at Pesos 10 (US$0.2). In 2006, PLDT's cellular networks served 238 billion (2005: 96 billion) text messages which is equivalent to approximately 650 million per day. Smart's current cellular network is capable of handling 1 billion text messages per day.

In addition to the *Smart 25*[8] and *All Text* series packages and promotions, Smart introduced an expanded version of *All Text – LAHATxt*, a top-up service which offers a bundle of text messages to all networks. These offers are expected to further improve usage and customer loyalty.

Smart and Piltel's *Talk 'N Text* combined GSM subscriber base grew by 3.8 million to 24.2 million (31 December 2005: 20.4 million) representing approximately 58 per cent of the total cellular market in the Philippines. PLDT's cellular subscriber base further increased to over 25 million at the end of February 2007. At the end of 2006, the cellular penetration rate in the Philippines was approximately 48 per cent.





Smart's wireless broadband service *Smart Bro's* subscriber base increased by 96,000 to about 122,000 as at year end. Its extensive broadband network is supported by approximately 2,500 related base stations located all over the Philippines which provide high speed access to internet services.

During 2006, Smart launched its 3G service on the widest 3G network in the Philippines. Its 3G services enables Smart-to-Smart video calls, video streaming, high-speed Internet browsing, video clip downloading, ring tones, visual ringers and games at rates in line with its existing 2G services.

The future revenue growth of the wireless business is no longer limited to the domestic market. As part of GSM Association's global mobile money transfer program, Smart plans to launch a range of more affordable remittance services in the Middle East and Europe through its existing mobile-based financial services platform.

Fixed Line Fixed Line service revenues slightly decreased, in pesos terms, to Pesos 49.1 billion (US$959.7 million) (2005: Pesos 49.7 billion; US$903.8 million) resulting from the reduction in revenues of the local exchange and international long distance call service revenues partly due to the 7 per cent year-on-year appreciation of the peso, slightly offset by the increase in corporate data and residential digital subscriber line (DSL) data services revenues. Fixed Line EBITDA slightly decreased to Pesos 28.4 billion (US$555.1 million) (2005: Pesos 28.6 billion; US$520.1 million). EBITDA margins remain stable at 58 per cent.

PLDT's retail DSL and *Vibe* dial-up Internet service accelerated growth with consolidated revenues significantly improving by 32 per cent to Pesos 3.5 billion (US$68.4 million) (2005: Pesos 2.7 billion; US$49.1 million) which accounted for 68 per cent of PLDT Group's broadband and internet revenues. In 2006, retail DSL's broadband subscribers grew by 44,000 to 133,000 while *Vibe* dial-up internet service subscribers increased by 30,000 to 297,000.

PLDT plans to accelerate the upgrading of its Fixed Line facilities to NGN while continuing to promote Smart's wireless broadband offering in areas currently not covered by PLDT fixed line facilities. PLDT Group's comprehensive approach to promote broadband allowed its total broadband and internet revenues to increase by 49 per cent to Pesos 5.2 billion (US$101.6 million) as the combined retail DSL and wireless broadband subscriber base doubled to 265,000. The upgrade to NGN enables PLDT to expand its fixed line coverage and enhance its capability to provide a wider range of data and other next generation communication services.

Information and Communications Technology (ICT) ePLDT service revenues more than doubled to Pesos 6.5 billion (US$127.1 million) (2005: Pesos 3.0 billion; US$54.6 million) resulting from an increase in capacity utilization and billable hours of the call center group Ventus and the consolidation of SPi Technologies, Inc. (SPi) which was acquired by ePLDT in July 2006. Ventus' growth continued in 2006 and call centers contributed Pesos 2.6 billion (US$50.8 million) or 40 per cent to ePLDT's service revenues. The call center group now employs 6,300 staff members and operates 5,600 seats in eight locations.


AirCard


BANCO DE ORO
RCBC
Moving forward!
DBP





In July 2006, PLDT expanded its business portfolio to the global business process outsourcing (BPO) market by acquiring the full ownership of SPi for a consideration of US$135 million. SPi is ranked as the world's second largest pure-play BPO service provider and the ninth largest independent BPO company. Recently, it ranked fourth of the global "Top Best BPO Providers" and in the top five of "Top Leaders in Human Capital Development" by CMP/Cybermedia. It has operations in 19 locations in North America, Europe and Asia with its principal businesses being in the healthcare, legal and publishing markets. SPi has a total of 3,700 seats of which 80 per cent are located in the Philippines and the balance in India and Vietnam.

The call center and BPO businesses have seats of approximately 9,300 (2005: call center of 3,347 seats) and staff of 12,000. ePLDT will further develop the growth potential of these two businesses by offering a wide range of voice and data services to the international market.

ePLDT accelerated its gaming content development for both fixed line broadband and wireless businesses by acquiring a 60 per cent interest in Level Up! Philippines, and a 25.5 per cent interest in PhilWeb which is an internet-based gaming company. The merger of Level Up! Philippines and ePLDT's netGames commenced in October 2006 and the consolidation of this is expected to be completed in the first half of 2007. ePLDT has a 60 per cent market share in this segment.

2007 Outlook

The PLDT Group's transformation into a diversified telecoms conglomerate is continuing. This transformation involves the continued upgrade of the network, a re-engineering of processes and reorientation of employees, the integration of various fixed line and wireless platforms, such that products and services can be transformed for the delivery of the next generation services which combine connectivity with compelling content and innovative applications.

In 2006, the PLDT Group's results showed the beginning of this transformation as it rolled out NGN, 3G and wireless broadband. In 2007, the PLDT Group will focus on the integration of its billing and information technology platforms, maximizing its existing platforms in order to roll out services cost-effectively to various markets. The move to NGN allows the PLDT Group to expand its coverage, capacity and capability to enhance further and add value to its services and products in the years to come.

The PLDT Group will accelerate the expansion of call center and BPO businesses through Ventus and SPi in order to increase its participation in the growing global outsourcing business, as well as diversifying its revenue base and extending its services into the international market.

PLDT management expects the strong performance to continue in 2007 with sustainable core earnings and cash flows. For 2007, it plans to invest capital expenditure of between Pesos 20 and 22 billion (US$407.7 million to US$448.4 million) in its existing businesses. PLDT is committed to improving shareholder returns by increasing its dividend payout to 70 per cent of 2007 core earnings.

Indofood



CAKRA KEMBAR
La Fonte
Indofood
IndoMie
Mi goreng
CHITATO
simas

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,148 (2005: 9,756) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	**2006**	2005
Net income under Indonesian GAAP	**661**	124
Differing accounting treatments[i]		
– Reclassification of non-recurring items	**105**	55
– Gain on revaluation of plantations	**275**	67
– Foreign exchange accounting	**54**	54
– Others	**(56)**	(75)
Adjusted net income under Hong Kong GAAP	**1,039**	225
Foreign exchange and derivative (gains)/losses[ii]	**(67)**	335
Indofood's net income as reported by First Pacific	**972**	560
US$ millions		
Net income at prevailing average rates for 2006: Rupiah 9,148 and 2005: Rupiah 9,756	**106.3**	57.4
Contribution to First Pacific Group profit, at an average shareholding of 2006: 51.5% and 2005: 51.5%	**54.7**	29.6

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2006 of Rupiah 105 billion represents Rupiah 62 billion of manpower rightsizing costs, Rupiah 29 billion write-off of deferred tax assets as a consequence of a group restructuring among subsidiary companies within Indofood's edible oils and fats division and Rupiah 14 billion impairment provisions for goodwill. Adjustment for 2005 of Rupiah 55 billion represents Rupiah 146 billion of manpower rightsizing costs, partly offset by Rupiah 91 billion goodwill compensation received in connection to the establishment of a joint venture entity.
- Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the year.
- Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

Share Price Performance


Rupiah
1,800
1,600
1,400
1,200
1,000
800
600
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

Turnover 2006*


14%
37%
16%
33%

	US$ millions
● Consumer Branded Products	890.2
○ Bogasari	796.4
○ Edible Oil & Fats	369.4
Distribution	342.5
Total	**2,398.5**

**After inter-segment elimination*

Turnover 2005*


13%
37%
16%
34%

	US$ millions
● Consumer Branded Products	703.8
○ Bogasari	662.2
○ Edible Oil & Fats	314.6
Distribution	242.8
Total	**1,923.4**

**After inter-segment elimination*

Operating Profit 2006



1%
19%
42%
38%

	US$ millions
● Consumer Branded Products	50.2
● Bogasari	103.9
○ Edible Oil & Fats	114.0
Distribution	2.4
Total	**270.5**

Operating Profit 2005



41%
22%
37%

	US$ millions
● Consumer Branded Products	42.2
● Bogasari	73.0
○ Edible Oil & Fats	81.6
Distribution	0.5
Total	**197.3**

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2006**	2005 (Restated)[i]	% change	**2006**	2005 (Restated)[i]	% change
Consumer Branded Products	**923.4**	730.3	+26.4	**50.2**	42.2	+19.0
Bogasari	**983.5**	812.1	+21.1	**103.9**	73.0	+42.3
Edible Oils & Fats	**550.0**	474.9	+15.8	**114.0**	81.6	+39.7
Distribution	**342.5**	242.8	+41.1	**2.4**	0.5	+380.0
Inter-segment elimination	**(400.9)**	(336.7)	+19.1	**-**	-	-
Total	**2,398.5**	1,923.4	+24.7			
Segment result				**270.5**	197.3	+37.1
Net borrowing costs				**(82.6)**	(84.8)	-2.6
Share of profits less losses of associates				**(0.4)**	(4.2)	-90.5
Profit before taxation				**187.5**	108.3	+73.1
Taxation				**(64.3)**	(38.5)	+67.0
Profit for the year				**123.2**	69.8	+76.5
Minority interest				**(68.5)**	(40.2)	+70.4
Contribution to group profit				**54.7**	29.6	+84.8

(i) Principally restated for Bogasari division's inter-segment sales to Noodles division from a cost basis to a market price basis

Indofood contributed US$54.7 million to the Group, an increase of 84.8 per cent over its 2005 contribution of US$29.6 million. This resulted from an increase in sales volume, an incremental gain in the fair value of plantations and a seven per cent appreciation in the average exchange rate of the rupiah against the U.S. dollar. Indofood reported a 24.7 per cent increase in consolidated revenue in U.S. dollar terms to US$2,398.5 million (2005: US$1,923.4 million) and a 16.9 per cent increase in rupiah terms to Rupiah 21,941.6 billion reflecting the successful implementation of strategic initiatives in marketing and the expansion of its stock point distribution system.

Operating profit increased by 37.1 per cent to US$270.5 million (2005: US$197.3 million) as a result of significantly increased sales volumes and the positive impacts from operational and cost efficiency programs. EBIT margin improved slightly to 9.0 per cent from 8.9 per cent. Consolidated net debt was reduced by 6.9 per cent in rupiah terms to Rupiah 5,456.6 billion. In U.S. dollar terms, however, net debt rose slightly by 1.5 per cent to US$604.7 million due to the nine per cent appreciation of the rupiah against the U.S. dollar. Net gearing improved to 1.11 times from the previous year's 1.36 times.

In 2006, Indofood retained the market leadership in most of its key product categories: a 77 per cent share of the instant noodles market; a 67 per cent share of flour market; a 43 per cent share of branded cooking oil market; and a 59 per cent share of the margarine and shortening market.

Consumer Branded Products

Noodles Indofood is the market leader in Indonesia, as well as the world's largest instant noodle producer. Its most popular brands include *Indomie, Sarimi, Supermi, Sakura and Pop Mie.* With 14 production facilities located across Indonesia, Indofood plans to increase an annual production capacity to approximately 15 billion packs from 13.5 billion packs. In 2006, production utilization increased to 84 per cent from the previous year's 70 per cent.

Turnover increased by 26.5 per cent to US$801.4 million reflecting the significant increase in sales volume, and an improved sales mix with higher value products. EBIT margin declined to 3.7 per cent from the previous year's 3.8 per cent (restated for Bogasari division's inter-segment sales to Noodles division from a cost basis to a market price basis), due to increased raw materials, higher fuel and promotion costs. Sales volume increased by 18.6 per cent to 11.3 billion packs reflecting the benefits of segment specific promotion programs, new product introductions and the enhanced distribution system.

The consumption per capita of instant noodles is expected to increase as the price per serving of instant noodles is relatively cheaper to other staple food in Indonesia. To meet this higher demand, Indofood plans to expand the production capacity of the noodles division. Brand equity building and cost efficiency programs are ongoing.

Food seasoning products include soy sauce, chili and tomato sauces, a range of powdered condiments, instant recipe mixes and syrups. The company's joint venture with Nestlé S.A., PT Nestlé Indofood Citarasa Indonesia, provides expertise in marketing and improved manufacturing processes to market the culinary branded products of Indofood and Nestlé. The market share of key products has increased; soy sauce to 13 per cent from 12 per cent, chili sauce to 37 per cent from 30 per cent and syrup doubled to 4 per cent.

Turnover increased by 30.3 per cent to US$39.6 million as a result of a 17.4 per cent improvement in sales volume to 51.8 thousand tons and a slight increase in the average selling price. The significant growth was driven by market specific promotion programs and the introduction of new products. EBIT margin improved to 3.6 per cent from a negative 7.1 per cent in 2005 reflected improved sales and cost efficiencies.

For 2007, the food seasoning division will increase its production capacity to cater for the growth in market share of its key products. It will continue its efforts to build brand equity and to strengthen customer loyalty through various specific promotion programs.

Indofood is the leading manufacturer of western style ***snack foods*** in Indonesia. It produces potato chips and extruded products such as puffs and chocolate-coated snacks, which are sold under popular brands, such as *Chitato, Lays, JetZ, Cheetos, Chiki and Tenny.*

Turnover increased by 38.2 per cent to US$42.7 million as a result of higher sales volumes and a higher average selling price. Sales volume grew by 30.4 per cent to 9,293 tons driven by substantial sales growth of *Chitato* and *Lays* potato chips and a new product *Cheetos Shots.* EBIT margin improved to 4.2 per cent from 4.0 per cent reflecting production and raw material supply efficiencies.

For 2007, this division will continue its segment specific marketing and brand building programs for all of its products. Sales growth will be enhanced through increased access to the distribution network and the introduction of new products and new packaging.

Indofood's ***nutrition and special food*** division currently produces food for babies, children and expectant mothers under two major brands. *Promina* caters to the upper-middle segment, while *SUN* is the market leader in the lower-middle segment. It also produces products for institutions.

Turnover increased by 11.2 per cent to US$39.7 million as a result of higher volume of sales to consumers, an increase in average selling price and improved sales management through the enhanced distribution system. With a significant reduction in institutional sales, total sales volume declined to 12.8 thousand tons from 14.8 thousand tons. However, the sales volume of *Promina* and *SUN* increased by 19.8 per cent. EBIT margin declined to 7.0 per cent from 8.9 per cent in 2005 reflecting an increase in advertising and promotion expense.

Noodles Sales Volume


billion packs
11.5
11.0
10.5
10.0
9.5
9.0
02
03
04
05
06


POP MIE








Bimoli

For 2007, Indofood plans to increase production lines to meet the increase in demand for commercial products as recent increases in the commodity prices. It will continue to leverage the enhanced distribution system, introduce new categories and flavors to match consumers' preferences and further strengthen brand image.

Bogasari

This division comprises flour milling and pasta production. Bogasari can support an annual production capacity of 3.8 million tons of flour and its products are distributed, among others, under the *Cakra Kembar, Segitiga Biru* and *Lencana Merah* brand names.

In 2006, the wheat price increased substantially given the poor harvest and higher global consumption. Turnover increased by 21.1 per cent to US$983.5 million as a result of ongoing marketing and customer loyalty programs. Sales volume of flour and pasta increased by 11.3 per cent to 2.6 million tons and 11.3 per cent to 27.7 thousand tons, respectively. EBIT margin improved to 11.4 per cent from 9.3 per cent (restated for Bogasari division's inter-segment sales to Noodles division from a cost basis to a market price basis) despite substantial increase in wheat price and higher freight/fuel prices.

For 2007, wheat prices are expected to rise as global consumption outpaces production and the climatic conditions will further reduce the wheat harvest. However, Bogasari's leverage of its industry competence and extensive distribution network together with the cost benefits of its own vessels and ports will enable it to maintain its market leadership position despite increased competition. It will continue to grow the small and medium enterprise segments by launching a series of marketing programs.

Edible Oils and Fats

This division completed a comprehensive restructuring in 2006. Indofood Agri Resources Ltd. (IndoAgri) was successfully listed on the Singapore Stock Exchange in February 2007. It raised approximately US$270.8 million by issuing new placement shares representing 25 per cent of the enlarged capital of IndoAgri. The proceeds are being used to accelerate the expansion of plantations, the relocation and modernization of the Jakarta refinery, as well as the expansion of the Medan facilities.

IndoAgri is a vertically integrated agribusiness with principal activities involving research and development, oil palm seed breeding, oil palm cultivation and milling to the refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products. It also produces Crude Coconut Oil.

IndoAgri's consolidated net sales increased by 15.8 per cent to US$550.0 million reflecting higher Crude Palm Oil (CPO) prices, sales volume and average selling price. IndoAgri accounted for approximately 15 per cent of Indofood's consolidated sales. EBIT margin declined to 10.5 per cent from 12.9 per cent mainly due to lower margins of Commodity division as the results of the appreciation of rupiah.

IndoAgri's ***plantations*** are amongst the most productive plantations, in terms of fresh fruit bunch and extraction yield, in Indonesia and Malaysia. At the end 2006, the plantation land bank was approximately 224,100 hectares (including approximately 85,500 hectares received approval in 2006 and completed in March 2007) of which approximately 66,900 hectares are planted with oil palm trees and approximately 5,000 hectares are planted with rubber trees.

The significant increase in CPO price and higher CPO production increased plantations sales by 19.2 per cent to US$142.6 million. However, high maintenance and fuel costs reduced the EBIT margin to 41.8 per cent from 47.4 per cent.

IndoAgri plans to have 250,000 hectares of oil palm plantation by 2015. It will continue to increase its plantation land bank via acquisition. Productivity programs are ongoing which include raising the standard of plantation managerial and technical skills.

Distribution

Indofood's stock point distribution system was introduced in 2005 and has developed into the most extensive distribution network in Indonesia. Additional stock points have been established close to areas with high density of retail outlets and traditional markets. This system allows wider and deeper market penetration through a very efficient supply chain operation. The distribution group continued to generate encouraging results in 2006. It reported a 41.1 per cent increase in turnover to US$342.5 million which accounted for approximately 14 per cent of Indofood's consolidated turnover. The distribution group was a key contributor to the volume growth of Indofood's noodles and other divisions in Consumer Branded Products group. In addition to Indofood's consumer products, it also distributes an increasing volume of third party products.



For 2007, it plans to improve the information technology applications for stock points management in order to increase efficiency and support online reporting at the Indofood group level. Indofood will continue to establish additional stock points to reach the underserved market regions in Indonesia.



2007 Outlook

The industry outlook is positive for 2007. Indofood will continue to strengthen its market position by leveraging its industry competence and extensive distribution system, which together are enhanced by its cost economies and the strength of its brands. The investment in its plantation business via IndoAgri will support a more robust revenue and profit growth in the future.

Indofood's operational and cost efficiency initiatives are ongoing. It will increase automation in some production lines, improving operational and administrative processes, and reducing overall fuel cost by using alternative sources.



Indofood will reduce its foreign currency exposure and minimize the impact from fluctuation of interest rates. It announced on 3 April 2007 plans to issue a five-year fixed rate 1.5 trillion rupiah bond (approximately US$160 million) which has received an idAA+ rating with stable outlook from the rating agency, Pefindo. The offering of the bond is expected to take place in May 2007 and will be listed on the Surabaya Stock Exchange in Indonesia.

MPIC



MPIC/Metro Pacific's operations are principally denominated in peso, which averaged Pesos 51.16 (2005: 54.99) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on IFRSs, certain adjustments still need to be made to MPIC/Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2006**	2005 (Restated)
Net (loss)/income under Philippine GAAP(i)	**(686)**	151
Differing accounting treatments(ii)		
– Reclassification/reversal of non-recurring items	**302**	(623)
– Revenue recognition regarding pre-completion contracts for sale of development properties	**79**	43
Adjusted net loss under Hong Kong GAAP	**(305)**	(429)
Foreign exchange and derivative losses/(gains)(iii)	**36**	(9)
MPIC/Metro Pacific's net loss as reported by First Pacific	**(269)**	(438)
US$ millions		
Net loss at prevailing average rates for 2006: Pesos 51.16 and 2005: Pesos 54.99	**(5.3)**	(8.0)
Contribution to First Pacific Group profit, at an average shareholding of 2006: 99.6% for MPIC and 77.3% for Metro Pacific and 2005: 75.5% for Metro Pacific	**(3.7)**	(6.0)

(i) MPIC/Metro Pacific has restated its net income for 2005 from Pesos 194 million to Pesos 151 million as a result of their retrospective adoption of the percentage of completion method for the accounting of certain pre-completion contracts for the sale of development properties.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2006 of Pesos 0.3 billion losses principally relate to provisions for a vessel and an investment in a real estate associated company. Adjustment for 2005 of Pesos 0.6 billion gains principally relate to reversal of excess provision for tax and other liabilities, gains realized from various debt reduction and restructuring exercises, and adjustments made to amounts owed to Pacific Plaza Towers contractor.
- Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC/Metro Pacific recognize revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong Interpretation 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.

Maynilad Water Concession Area


MWSI

An analysis of MPIC/Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.





	Turnover			Profit		
US$ millions	**2006**	2005 (Restated)	% change	**2006**	2005 (Restated)	% change
Property						
– Landco	**34.0**	17.4	+95.4	**2.6**	1.5	+73.3
– Pacific Plaza Towers	**3.1**	5.3	-41.5	**(0.3)**	0.3	–
– Other properties	**4.7**	0.2	–	**1.9**	(0.2)	–
Subtotal	**41.8**	22.9	+82.5	**4.2**	1.6	+162.5
Nenaco	**34.5**	39.8	-13.3	**(2.3)**	(3.5)	-34.3
Corporate overhead	**–**	–	–	**(1.8)**	(2.1)	-14.3
Total	**76.3**	62.7	+21.7			
Segment result				**0.1**	(4.0)	–
Net borrowing costs				**(1.5)**	(2.4)	-37.5
Share of profits less losses of associates				**0.4**	0.1	+300.0
Loss before taxation				**(1.0)**	(6.3)	-84.1
Taxation				**(1.4)**	(0.9)	+55.6
Loss for the year				**(2.4)**	(7.2)	-66.7
Minority interest				**(1.3)**	1.2	–
Group share of loss				**(3.7)**	(6.0)	-38.3

MPIC was listed on the Philippine Stock Exchange in December 2006 which represented the completion of a comprehensive reorganization plan launched in early 2006 for the Metro Pacific.

MPIC's assets comprise a 50.0 per cent interest in a joint venture company, the DMCI-MPIC Water Company Inc. (DMCI-MPIC), which holds an 84.0 per cent interest in Maynilad Water Services Inc. (Maynilad Water) and a direct 51.0 per cent interest in property developer Landco Pacific Corporation (Landco). Metro Pacific became a subsidiary of MPIC in early 2007 holding only a nominal interest of 15.3 per cent in a domestic shipping company Negros Navigation Company Inc. (Nenaco).

MPIC reported lower recurring loss of US$3.7 million in 2006 (2005: US$6.0 million) as a result of an improved contribution from Landco and a reduced loss at Nenaco. MPIC's recorded consolidated revenues of Pesos 3.9 billion (US$76.3 million), mainly reflects increased revenues from Landco, net of reduced revenues from Nenaco. MPIC's net loss in 2006 was the result of continuing losses from Nenaco and from an impairment provision of Pesos 415 million (US$8.1 million) for its investment in an associated company Costa de Madera. In December 2006, Metro Pacific disposed of 83.7 per cent of its interest in Nenaco, and has since been deconsolidated.

In December 2006, MPIC and DMCI Holdings, Inc. (DMCI), via their joint venture company, the DMCI-MPIC, acquired by way of public auction conducted by the Philippine Government an 84 per cent interest in **Maynilad Water** for a total consideration of approximately US$533 million. The consideration comprised equity and repayment of financial assistance of US$56.7 million, equity support of US$444.7 million and other costs of approximately US$32 million. Maynilad Water has a 25-year exclusive concession (with 15 years remaining) until 2022 to provide water services to approximately 540 square kilometers which includes eight cities and three multicipalities in the West Metro Manila areas. These areas have a population of eight million of which only six million are currently served with water supply services.



Maynilad Water is under a rehabilitation plan since 2005, its US$256.8 million of outstanding debt is subject to various debt and restructuring agreements. Maynilad Water presently suffers from approximately 68 per cent of its water being non-revenue generating as a result of physical water loss via leakage, illegal pipe connection and commercial losses. A special management committee is reviewing the infrastructure, the organizational and commercial problems faced by Maynilad Water. This committee's mandate is to improve the operations of the business, bringing water services of a higher quality to a greater proportion of the population served, and to develop a long term strategy for the company.



Landco is a diversified property developer in the Philippines, specializing in developing high quality second homes, leisure farms and shopping centers. Throughout 2006, Landco expanded its seaside luxury residential estates with an increased sale of lots in its Terrazas de Punta Fuego project, a complementary development to the Peninsula de Punta Fuego residential resort, golf and marina complex. Landco's expansion into the middle-income seaside residential resort segment was made through the introduction of Playa Calatagan, which is envisaged to become a 200-hectare residential, entertainment and leisure community located in the prestigious Calatagan Peninsula. Landco announced two further joint ventures for the co-development of formerly privately-held properties, with the Escudero and the Villalon families. The Escudero property is planned as a resort with tourist and medical-tourist facilities (set amidst a 400-hectare sugar estate). "Monteraza de Cebu", to be developed in conjunction with the Villalon family, is planned as the first international-standard luxury residential resort overlooking Metropolitan Cebu.



In view of the poor outlook of the domestic shipping industry, its over capacity and limited rehabilitation options, the company disposed 83.7 per cent investment in **Nenaco** for a nominal consideration to Negros Holdings and Management Corporation, a company comprising Nenaco's previous management team. Nenaco reported a higher 2006 net loss of Pesos 444 million (US$8.7 million) principally from lower revenues and an impairment provision for a vessel.



In March 2007, MPIC's Board approved the subscription of up to Pesos 750 million (US$15.3 million) five-year convertible notes to be issued by **Makati Medical Center (MMC)**, one of the premier hospitals in the Philippines. Upon conversion, MPIC's equity interest in MMC would be approximately 36 per cent of the expanded capital of MMC, and will make MPIC the single largest shareholder of MMC. This fund raising activity is part of the loan-restructuring program of MMC. The proceeds from the convertible notes will be used to build a seven storey (with five levels of basement) clinic block, diagnostics center and laboratory facilities.

MMC offers specialist treatments and currently has 1,000 specialists and 1,500 supporting staff, and until recently had a reputation as the Philippines' leading hospital complex. The infusion of new funds and the building of new facilities at MMC will ensure the hospital maintains its leading reputation.

MMC reported net income of Pesos 26 million (US$0.5 million) in 2005. An effective cost management program in 2006 resulted in an improvement in net income of Pesos 223 million (US$4.4 million).

2007 Outlook

The introduction of Ashmore Investment, a UK-based LSE-listed FTSE 250 company with US$26.8 billion in assets under management, as a strategic partner in MPIC strengthens MPIC's financial position as it seeks long-term investment opportunities in the capital intensive utility and infrastructure sectors, and positions it for an active role in the infrastructure and property sectors in the Philippines.

Maynilad Water The management is working on a proposal to release Maynilad Water from its rehabilitation status. A comprehensive strategy and action plan is being developed to ensure that safe, reliable and stable water services are delivered to a greater proportion of the concession's population and a significant reduction is achieved in both physical and commercial water losses. The company plans to invest approximately Pesos 5 billion (US$102 million) in capital expenditure in 2007 to support these objectives.

Landco should see strong sales from its development of resorts during 2007 and its entry into the Metropolitan Manila condominium market, with the introduction of "Tribeca", a multi-phase, mid-rise residential, entertainment and leisure community will also enhance profitability.

MMC is at an early stage of turnaround and expansion with its building redevelopment program is expected to be announced in the first half of the year. MMC is being positioned as a world-class health care service provider to cater to the demand for high standard health care services. As the Philippines economy improves, demand for high standard health care will increase and the growth potential of this business is further supported by promoting the Philippines as an ideal retirement and medical tourism destination.

Level Up


levelupgames.ph



Level Up! International Holdings Pte. Ltd. (Level Up) reported a recurring loss attributable to the Group of US$1.9 million (2005: post acquisition recurring loss of US$1.5 million) reflecting the slower than anticipated development of the Brazil and India markets. First Pacific however, recorded a non-recurring gain of US$1.8 million arising from the disposal of 60 per cent interest in Level Up! Philippines to ePLDT in April 2006.

Philippines Level Up's merger with ePLDT's netGames commenced in October 2006 and the consolidation of this is expected to be completed in the first half of 2007. The consolidated Philippine business has a combined market share of 70 per cent. Ragnarok (developed by Gravity Co. Ltd.) remains the most popular game since it was launched in 2003. Level Up is working with Gravity to revitalize Ragnarok and to launch new product features in Rose (a 3-D massively multiplayer online role playing game (MMORPG)). Another 3-D MMORPG, RF Online (developed by CCR Inc.) and a leading Korean sports casual game, Free Style (developed by JCE Entertainment Co. Ltd.) were launched in January and March 2006, respectively. Level Up increased its market reach by partnering with Coca-Cola, Solar Interactive (a leading cable television channel) and FHM (a leading men's magazine).

Brazil In addition to the popular Ragnarok, Gunz (developed by Maiet Entertainment Inc.) and Grand Chase (developed by KOG Studios) were commercially launched in 2006. RF Online was commercially launched in January 2007. Level Up widened its revenue base by distributing Ragnarok game time through a leading Brazilian internet portal. In 2006, Level Up made good progress on expanding its distribution network to reach popular street kiosks in metropolitan areas and introducing prepaid cards and CDs through leading national retail outlets.

India Ragnarok was commercially launched in March 2006. Gunz entered open beta stage in the fourth quarter of 2006 and the commercial launch will be achieved in the first half of 2007. The development of its distribution networks in key metropolitan areas was slower than planned principally due to the technical issues prevalent in the early development stage of a new market. India remains an attractive market with significant medium term potential. No significant revenues are expected in the short term.

2007 Outlook

In **the Philippines**, the merger with netGames will enlarge Level Up's distribution network and games content which will position the company for growth. The netGames content portfolio includes the popular MMORPG's Flyff (developed by AeonSoft) and Khan (developed by Mirinae), along with the casual online game Pangya (developed by Hanbitsoft, Inc.).

In **Brazil**, the focus would be promoting new games Gunz, Grand Chase and RF Online, as well as the launch of additional new titles.

In **India**, Level Up would be continuing to develop the distribution network along with identifying and launching new games which are attractive to the India market.

Contents

Liquidity and Financial Resources

Net Debt and Gearing

(A) *Head Office Net Debt*

The increase in net debt is mainly attributable to the payments for additional investment for 1.5 per cent interest in PLDT. The Head Office's borrowings at 31 December 2006 comprise Exchangeable Notes of US$153.1 million (with a face value of US$146.3 million) due in January 2010 and bank loans of US$148.3 million (with an aggregated face value of US$149.9 million) due between July 2011 and November 2013.

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2006	349.7	(197.1)	152.6
Movement	(48.3)	133.6	85.3
At 31 December 2006	**301.4**	**(63.5)**	**237.9**

Head Office Cash Flow

US$ millions	**2006**	2005
Net cash inflow from operating activities	**45.2**	27.6
Net investments	**(113.4)**	(72.9)
Financing activities		
– Net borrowings	**98.8**	17.4
– Issue of shares upon exercise of share options	**3.6**	0.6
– Repayment/repurchase of secured bonds	**(108.0)**	(5.1)
– Dividends paid	**(12.3)**	(4.1)
– (Settlement)/issue of Exchangeable Notes, net of expenses	**(4.4)**	193.4
– Advances to subsidiaries, net	**(43.1)**	(1.1)
(Decrease)/increase in cash and cash equivalents	**(133.6)**	155.8

(B) Group Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	**Net debt/(cash)[i] 2006**	**Total equity 2006**	**Gearing (times) 2006**	Net debt[i] 2005	Total equity 2005	Gearing (times) 2005
Head Office	**237.9**	**1,446.3**	**0.16x**	152.6	1,419.2	0.11x
Indofood	**604.7**	**742.7**	**0.81x**	595.7	541.6	1.10x
MPIC/Metro Pacific	**(45.7)**	**19.4**	**-**	40.2	4.8	8.38x
Group adjustments[ii]	**-**	**(1,175.6)**	**-**	-	(1,258.9)	-
Total	**796.9**	**1,032.8**	**0.77x**	788.5	706.7	1.12x

Associated

US$ millions	**Net debt 2006**	**Total equity 2006**	**Gearing (times) 2006**	Net debt 2005	Total equity 2005	Gearing (times) 2005
PLDT	**1,272.1**	**2,126.3**	**0.60x**	1,384.2	1,400.9	0.99x

(i) Includes pledged deposits and restricted cash.
(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for the additional investment for 1.5 per cent interest in PLDT and advances to MPIC in connection with MPIC's bidding for Maynilad Water. Indofood's gearing declined mainly because of increased total equity. MPIC/Metro Pacific changed from net debt to net cash position principally due to cash advances received from Head Office and deconsolidation of its former subsidiary company, Nenaco. PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 0.77 time level principally as a result of the growth of the Group's total equity as a result of strong profit contributions from PLDT and Indofood.

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1.2
1.0
0.8
0.6
0.4
0.2
0
05
06
Gearing (times)
Net debt
31 December 2006
31 December 2005

Maturity Profile of Consolidated Debt 2006



9%
44%
28%
19%

	US$ millions
● Within one year	508.9
○ One to two years	223.6
○ Two to five years	319.5
Over five years	103.9
Total	**1,155.9**

Maturity Profile of Consolidated Debt 2005



6%
32%
48%
14%

	US$ millions
● Within one year	345.0
○ One to two years	152.3
○ Two to five years	518.6
Over five years	73.3
Total	**1,089.2**

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	2006	2005
Within one year	**508.9**	345.0
One to two years	**223.6**	152.3
Two to five years	**319.5**	518.6
Over five years	**103.9**	73.3
Total	**1,155.9**	1,089.2

The change in Group's debt maturity profile at 31 December 2006 principally reflects Indofood's refinancing of the outstanding amount of US$153.7 million Eurobonds due in June 2007 and reclassification of Rupiah 1.2 trillion (US$136.0 million) of Rupiah bonds due in June 2008, together with Head Office's redemption of US$108.0 million secured bonds due in July 2006 and new bank loans of US$50.0 million and US$49.9 million due in July 2011 and November 2013, respectively.

Associated

	PLDT	
US$ millions	2006	2005
Within one year	**336.9**	354.2
One to two years	**158.3**	376.8
Two to five years	**430.2**	455.4
Over five years	**829.9**	930.5
Total	**1,755.3**	2,116.9

PLDT's debt maturity profile is stated at nominal values.

Financial Risk Management

Foreign Currency Risk

(A) Company Risk

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2006 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[i] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	23.1	5.62
Indofood	6.6	1.61
MPIC	1.2	0.29
Total	**30.9**	**7.52**

(i) Based on quoted share prices as at 31 December 2006 applied to the Group's economic interest.

(B) *Group Risk*
The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	459.1	50.6	642.3	3.9	**1,155.9**
Cash and cash equivalents[i]	(265.4)	(6.0)	(84.4)	(3.2)	**(359.0)**
Net debt	193.7	44.6	557.9	0.7	**796.9**
Representing:					
Head Office	239.6	(1.1)	–	(0.6)	**237.9**
Indofood	45.5	–	557.9	1.3	**604.7**
MPIC	(91.4)	45.7	–	–	**(45.7)**
Net debt	193.7	44.6	557.9	0.7	**796.9**

Associated

US$ millions	US$	Peso	Others	Total
PLDT	1,414.0	(139.1)	(2.8)	**1,272.1**

(i) Includes pledged deposits and restricted cash.

Details of changes in Head Office net debt are set out on page 34.

Analysis of Total Borrowings by Currency


4%
40%
56%

	US$ millions
● Rupiah	642.3
O US$	459.1
O Peso	50.6
Others	3.9
Total	**1,155.9**

PLDT carries U.S. dollar debt primarily because international vendors of telecommunication equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. PLDT has actively hedged approximately 64.7 per cent of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$163.8 million or 6.7 per cent of PLDT's total revenues in 2006. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

Peso and Rupiah Closing Rates against the U.S. Dollars



Peso
Rupiah
48
49
50
51
52
53
54
8,400
8,800
9,200
9,600
10,000
10,400
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Peso
Rupiah

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
PLDT	1,414.0	915.4	498.6	5.0	**0.7**
Indofood	45.5	–	45.5	0.5	**0.2**
MPIC	(91.4)	–	(91.4)	(0.9)	**(0.6)**
Head Office(i)	239.6	–	239.6	–	**–**
Total	1,607.7	915.4	692.3	4.6	**0.3**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Stock Market Indices



PCI
JCI
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
1,800
2,000
1,800
1,600
1,400
1,200
1,000
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market value of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	**Jakarta Composite Index**
At 31 December 2005	2,096.0	1,162.6
At 31 December 2006	**2,982.5**	**1,805.5**
Increase during 2006	42.3%	55.3%
At 11 April 2007	3,294.2	1,931.0
Increase over 2007 to 11 April 2007	10.5%	7.0%

In January 2005, a wholly-owned Head Office subsidiary company issued a zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. Exchangeable Notes with face amount of US$52.7 million were converted during 2006, leaving an outstanding principal amount of US$146.3 million as at 31 December 2006. The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 2.7 per cent interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to HKAS 39 "Financial Instruments: Recognition and Measurement", the exchangeable option embedded in the Exchangeable Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in PLDT share price and generated a non-cash accounting loss of US$89.7 million in 2006. The change of such option liability is economically hedged by a corresponding change in the value of PLDT shares held by the Group generally and specifically with respect to the approximately 2.7 per cent PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding change in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's financial results under HKAS 28 "Investments in Associates" as the Group's investments in and results of PLDT are equity accounted for.

During 2006, the Group purchased approximately 1.1 per cent interest in PLDT for US$73.7 million and designated them as financial assets at fair value through profit or loss to both provide additional economic hedge against the changes in option liability and to enhance the Group's strategic shareholding in PLDT. The change in fair value of such interest in PLDT resulted in the Group recording an accounting gain of US$31.2 million during the year.

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents(i)	**Net debt/ (cash)**
Head Office	153.1	148.3	(63.5)	**237.9**
Indofood	242.7	560.9	(198.9)	**604.7**
MPIC	45.6	5.3	(96.6)	**(45.7)**
Total	441.4	714.5	(359.0)	**796.9**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt**
PLDT	1,225.8	408.2	(361.9)	**1,272.1**

(i) Includes pledged deposits and restricted cash.

Interest Rate Profile


38%
62%

	US$ millions
● Fixed	441.4
○ Floating	714.5
Total	**1,155.9**

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	148.3	1.5	**1.5**
Indofood	560.9	5.6	**2.0**
MPIC	5.3	0.1	**–**
PLDT	408.2	4.1	**0.6**
Total	1,122.7	11.3	**4.1**

Share Price vs Adjusted NAV Per Share



HK$
8
7
6
5
4
3
2
1
0
6.83
4.04
1.19
0.70
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Adjusted net asset value per share
Share price

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	**2006**	2005
PLDT	(i)	**2,307.3**	1,491.5
Indofood	(i)	**658.0**	407.0
MPIC	(i)	**117.2**	–
Head Office			
– Receivable	(ii)	**60.3**	–
– Net debt		**(237.9)**	(152.6)
– Derivative liability	(iii)	**(99.6)**	(39.3)
Total valuation		**2,805.3**	1,706.6
Number of ordinary shares in issue (millions)		**3,204.8**	3,188.8
Value per share			
– U.S. dollar		**0.88**	0.54
– HK dollars		**6.83**	4.17
Company's closing share price (HK$)		**4.04**	3.00
Share price discount to HK$ value per share (%)		**40.8**	28.1

(i) Based on quoted share prices applied to the Group's economic interest.
(ii) Represents a receivable from MPIC.
(iii) Represents the fair value of option element embedded in the Exchangeable Notes.
(iv) No value has been attributed to the Group's investment in Level Up.

Corporate Governance Report

Contents

Governance Framework

First Pacific is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the accounting period covered by the annual report, except for the following:-

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board, currently only three out of twelve Directors are INEDs.
2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.
3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

First Pacific board considers that it functions effectively with the current 12-member board and will consider the appointment of additional INED as and when it is considered necessary. In addition, the Company does not issue quarterly financial results based on our judgment that we should emphasize the quality, rather than the frequency of disclosure of the financial information. Furthermore, we are concerned that quarterly reporting might lead investors and management to focus on short-term financial performance, possibly at the expense of longer term financial performance of the Company. The disclosure of details of remuneration payable to members of senior management on an individual and named basis would not provide, in our view, any pertinent information to the readers in assessing the performance of the Company.

Board of Directors

The Company is led and controlled through the Board of Directors which comprises 12 Directors and they are collectively responsible for promoting the success of the Company by directing and supervising the Company's affair. The Board of Directors has a balance of skill and experience appropriate for the requirements of the Group's businesses. At 31 December 2006, three of the Directors are Executive and nine of the Directors are Non-executive, of whom three are Independent. The Company has received annual confirmations of independence from Graham L. Pickles, Prof. Edward K. Y. Chen and David W. C. Tang and considers them to be independent. Non-executive Directors have the same duties of care and skill and fiduciary duties as Executive Directors. The biographies of the Directors are set out on pages 8 to 11.

The Board of Directors usually meets formally at least four times a year to review operational performance and financial plans, monitors the implementation of strategy and any other significant matters that affect the operations of the Group, and approves matters specifically reserved to the Board of Directors for its decision. Dates of the regular board meetings are scheduled in the prior year (subject to amendment) to provide sufficient notice to Directors enabling them to attend. For special board meetings, reasonable notice will be given. Directors are consulted as to matters to be included in the agenda for regular board meetings. Directors have access to the advice and services of the Company Secretary to ensure that Board procedures, and all applicable rules and regulations, are followed. Adequate and appropriate information, in the form of agendas, board papers and related materials, are prepared and provided to the Directors prior to the scheduled dates for the Board meeting in a timely manner. Minutes of the Board meetings and meetings of the Audit Committee, the Remuneration Committee, the Nomination Committee and other Board Committees are kept by the Company Secretary. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the Board meetings and Board Committee meetings have recorded in sufficient details the matters considered by the Board and the Committees, decisions reached, including any concerns raised by the Directors or dissenting views expressed. Draft and final versions of minutes of the Board meetings and meetings of the Board Committees are sent to all Directors for their comments and records respectively within a reasonable time after the meeting. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

The Company has established a policy enabling all Directors to seek independent professional advice in appropriate circumstances, at the Company's expense. The board will provide separate independent professional advice to Directors to assist the relevant director or directors to discharge his/their duties to the Company as and when requested or necessary.

If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

Currently, Mr. Anthoni Salim is the Chairman of the Company and Mr. Manuel V. Pangilinan is the Managing Director and Chief Executive Officer of the Company. Accordingly, the roles of the chairman and chief executive officer of the Company are segregated and are not exercised by the same individual. The division of responsibilities between the chairman and the chief executive officer of the Company are set out in the First Pacific Code.

In accordance with the Company's bye-laws and First Pacific Code, at each AGM one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for election.

At the Company's 2006 AGM, Mr. Anthoni Salim, Mr. Sutanto Djuhar, Mr. Tedy Djuhar and Mr. Ibrahim Risjad, who have been longest in office since their appointment, retired by rotation but being eligible, were re-elected as non-executive Directors of First Pacific for a fixed term of not more than three years, commencing on the date of their re-election (being 24 May 2006) and ending on (1) the date of the Company's AGM to be held in 2009, or (2) on 23 May 2009, or (3) the date on which each non-executive Director retires by rotation pursuant to the First Pacific Code and/or the bye-laws, whichever is the earlier.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- regular board meetings focusing on business strategy, operational issues and financial performance.
- active participation on the Boards of subsidiary and associated companies.
- approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- monitoring the compliance with applicable laws and regulations, and also with corporate governance policies.
- monitoring the quality, timeliness, and content of internal and external reporting.
- monitoring risks and the effectiveness of internal controls.

During 2006, there were five board meetings and those Directors who attended are set out below.

	Number of meetings attended
Chairman	
Anthoni Salim	1/5
Executive Directors	
Manuel V. Pangilinan, *Managing Director and Chief Executive Officer*	5/5
Edward A. Tortorici	5/5
Robert C. Nicholson	5/5
Non-executive Directors	
Ambassador Albert F. del Rosario	5/5
Benny S. Santoso	4/5
Sutanto Djuhar	0/5
Tedy Djuhar	5/5
Ibrahim Risjad	0/5
Independent Non-executive Directors	
Graham L. Pickles	5/5
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	5/5
David W. C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*	5/5

Audit Committee

The Audit Committee is currently composed of three Independent Non-executive Directors, with Mr. Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, acting as chairman of the Audit Committee. This is in compliance with Rule 3.21 of the Listing Rules.

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. During 2006, there were two Audit Committee meetings and those Audit Committee members who attended are set out below.

	Number of meetings attended
Graham L. Pickles	2/2
Prof. Edward K. Y. Chen, *GBS, CBE, JP*	2/2
David W. C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*	1/2

Remuneration Committee

The Remuneration Committee, which comprises Mr. Manuel V. Pangilinan (who also acts as the chairman of it), Prof. Edward K.Y. Chen and Mr. David Tang, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Remuneration Committee have included the specific duties set out in Code Provisions B.1.3 (a) to (f) of the CG Code, with appropriate modifications where necessary.

The Remuneration Committee makes recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. No Director or any of his associates is involved in deciding his own remuneration. During the 2006 financial year, the Remuneration Committee approved the grant of share options to a senior executive of the Company and the latest meeting of the Remuneration Committee took place on 25 January 2007.

Nomination Committee

The Nomination Committee, which comprises Mr. Anthoni Salim (who also acts as the chairman of it), Ambassador Albert F. del Rosario, Prof. Edward K.Y. Chen, Mr. David Tang and Mr. Graham L. Pickles, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the CG Code, with appropriate modifications where necessary.

The committee performs the following duties:

- reviews the structure, size and composition (including the skills, knowledge and experience) of the Board of Directors on a regular basis and makes recommendations to the Board of Directors regarding any proposed changes;
- establishes recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors; and
- makes recommendations to the Board of Directors on relevant matters relating to the appointment or re-appointment of Directors and succession of planning for Directors.

The selection of individuals to become Executive or Non-executive Directors are based on assessment of their professional qualifications and experience. No meeting was held during the 2006 financial year. However, the Nomination Committee is scheduled to meet in the third quarter of 2007.

Independent Board Committee

Where there are matters involving connected or continuing connected transactions or other transactions, so far as required under the Listing Rules, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, will be established with specific written terms of reference which deal clearly with the Independent Board Committee's authority and duties and independent financial advisers will be appointed to provide advices to the Independent Board Committee. When appropriate, the Independent Board Committee will then advise shareholders on how to vote after considering advices (if any) from independent financial advisers.

Director's Service Contract

Mr. Edward A. Tortorici has a service contract with the Company expiring on 31 December 2007. Apart from that, no other Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Model Code for Securities Transactions

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code.

Financial Reporting

In order to enable the Directors to present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects to its shareholders, financial reports with adequate information and explanations are prepared by the Company's management to the Board of Directors on a timely and regular basis.

Directors' Responsibility for the Financial Statements

The Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

- select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;
- state the reasons for any significant departure from the relevant accounting standards; and
- prepare the Financial Statements on a going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' Training

During the course of the year, the Board was updated by the Company's legal adviser in relation to the recent changes in the Listing Rules regarding Directors' obligations and liabilities. The Board was also informed of updates of accounting and disclosure changes over the last 12 months.

Voting by Poll

The Company's shareholders are adequately informed of the procedures for and their rights to demand voting by poll in shareholders' meetings at which their approvals are sought through disclosure in the Company's circulars.

At the 2006 AGM and SGM, the chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the respective circulars sent to the shareholders in the time stipulated. Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Registrar, was engaged as scrutineer to ensure the votes were properly counted.

Remuneration Policy

Details of Directors' remuneration for the year are set out in Note 36(A) to the Financial Statements. The remuneration of senior executives, including Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business.

Fees

It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates defined contribution schemes, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to certain Directors and senior executives as part of the long-term incentive arrangements. Details of the Company's share options granted to Directors and senior executives are set out in Note 36D(a) to the Financial Statements.

Communications with Shareholders

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Directors acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes SGM to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

At the 2006 AGM, a separate resolution was proposed by the chairman in respect of each separate issue, including the re-election of Directors.

In order to promote effective communication, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

Connected and Continuing Connected Transactions

At the Company's SGM held on 14 June 2006, the Company's independent shareholders approved, inter alia, a series of continuing connected transactions relating to Indofood's noodles business. This approval related to the provision of raw materials or finished and packaging products, the provision of technical services and the licensing of related trademarks to connected persons, as well as the Annual Caps for the Noodles Business Transactions for the years ending 31 December 2006, 2007 and 2008. In cases where the transactions expire part way through the calendar year 2008, the independent shareholders approved the pro rata amount of the Annual Cap applicable to the period during the calendar year for which the relevant agreement remains in effect, details as set out in the Company's circular dated 22 May 2006.

The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31 December 2006 and 2007 are US$47.3 million and US$60.8 million respectively. The aggregate Annual Caps for the Noodles Business Transactions applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million. As the relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions exceed 2.5%, the Company obtained the independent shareholders' approval for each of these continuing connected transactions at the SGM referred to above.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is not required to be approved by the independent shareholders at the SGM but have been disclosed in the Company's announcement dated 28 April 2006.

During 2006, the equity interest in PT Asuransi Central Asia (ACA) and PT Indosurance Broker Utama (IBU) changed such that these became connected parties (i.e. a member of the Salim Group). Certain members of Indofood Group (the "Insured Indofood Entities") have entered into a series of transactions with ACA for the provision of insurance covering portions of the inventories, property, plant and equipment, vehicles, marine cargo and other assets of the Insured Indofood Entities while IBU acts as insurance broker for the marine cargo insurance in relation to the assets of the Insured Indofood Entities with different respective estimated aggregate values (the "Transactions"). Based on the estimated maximum aggregate values of each Transaction and applying the relevant percentage ratios (as defined in the Listing Rules), the Company has determined that the Transactions referred to above are required to be disclosed to SEHK and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules. The Company published an announcement dated 3 November 2006 disclosing further information of those Transactions.

Each of the above continuing connected transactions will be subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

On 9 March 2007, PT Salim Ivomas Pratama, a 64% owned subsidiary company of Indofood, completed the acquisition of a 60 per cent interest in three plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.8 million) from Rascal Holdings Limited (a member of the Salim Group). Following completion of the acquisition, the plantation companies and their respective subsidiaries have become subsidiaries of Indofood, thereby subsidiaries of the Company.

The Directors (including the Independent Non-executive Directors) considered that the terms of each of the continuing connected transactions for the financial year ended 31 December 2006 and the subsequent acquisition of plantation companies on 9 March 2007 are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

Each of the above continuing connected transactions has been subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

In respect of the financial year ended 31 December 2006, the Independent Non-executive Directors of the Company have concluded that each continuing connected transaction has been entered into:

- either on normal commercial terms or, in those instances where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to Indofood than terms available to or from (as appropriate) independent third parties;
- in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to an exception set out below, as referred to in the letter from Ernst & Young referred to below; and
- on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Ernst & Young has provided a letter to the Board (with a copy to HKSE) confirming that, subject to an exception which has been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The exception contained in Ernst & Young's letter related to certain connected party's late settlement of invoices.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Company and reviewing its effectiveness through the Audit Committee. The Board has appointed a compliance officer on a continuing basis to assist the Company in its compliance obligations.

In addition, during the year ended 31 December 2006, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.
- There is an ongoing process in place for identifying, evaluating and managing the material business risks faced by the Group.
- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

Statutory Reports, Financial Statements and Notes to the Financial Statements

Contents

Report of the Directors

The Directors present their report and the audited financial statements of First Pacific Company Limited (the Company) and its subsidiary companies (together the Group) (the Financial Statements) for the year ended 31 December 2006.

Principal Business Activities and Geographical Market Analysis of Operations

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products and infrastructure and property. During the year, the Group's transportation business terminated following Metro Pacific's sale of its majority 83.7 per cent interest in Nenaco (a domestic Philippine shipping firm 99.0 per cent held by Metro Pacific prior to the disposal). Apart from that, there were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activity and principal geographical market, is set out in Note 4 to the Financial Statements, and a summary of its principal investments is set out on the inside back cover.

Incorporation

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

Share Capital and Share Options

There were no movements in the Company's authorized share capital during the year. Details of movements in the Company's share capital, share options issued by the Group during the year, together with their reasons, are set out in Notes 29 and 36(D) to the Financial Statements.

Reserves

Details of movements in the reserves of the Group and the Company during the year are set out in the Financial Statements on pages 61 to 63.

Purchase, Sale or Redemption of Listed Securities of the Company

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

Results and Appropriations

The consolidated profit of the Group for the year ended 31 December 2006 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 58 to 116.

An interim dividend of U.S. 0.13 cent (2005: U.S. 0.13 cent) per ordinary share, totaling US$4.1 million (2005: US$4.1 million), was paid on 27 October 2006. A special dividend of three shares of Indofood Agri Resources Ltd. (IndoAgri) (a subsidiary company of Indofood) (with an option of electing to receive cash in lieu of the distributable IndoAgri shares which equaled to HK$6.37 (U.S. 81.67 cents) per IndoAgri share) in the form of distribution in specie for every multiple of 2,000 ordinary shares, totalling 2,182,124 IndoAgri shares (equivalent to US$1.8 million) and US$2.1 million in cash were distributed to the shareholders on 28 March 2007. Further details of the special dividend are provided in Note 9 of the Financial Statements. The Directors recommend the payment of a final dividend of U.S. 0.45 cent (2005: U.S. 0.26 cent) per ordinary share, totaling US$14.4 million (2005: US$8.2 million).

Charitable Contributions

The Group made charitable contributions totaling US$6.1 million in 2006 (2005: US$3.4 million).

Property and Equipment

Details of movements in the Group's property and equipment during the year are provided in Note 11 to the Financial Statements.

Borrowings

Details of the borrowings of the Group are provided in Note 26 to the Financial Statements.

Distributable Reserves

At 31 December 2006, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) amounted to US$439.4 million (2005: US$418.9 million). The Company's share premium account, in the amount of US$964.2 million (2005: US$959.1 million), may be distributed in the form of fully paid bonus shares.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Directors

The names of the Directors of the Company who held office at 31 December 2006 are set out on pages 8 to 11. Details of a Director's service contract are provided in the Corporate Governance Report on page 44, and the remuneration policy and other details are provided in the Corporate Governance Report on page 45 and Note 36(A) to the Financial Statements, respectively.

Interests of Directors in the Company and its Associated Corporations

At 31 December 2006, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK were as follows:

(A) Long positions in shares of the Company

Name	Ordinary shares	Approximate percentage of the issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963[(C)(i)]	44.26	–
Manuel V. Pangilinan	6,026,759[(P)]	0.19	31,800,000
Edward A. Tortorici	27,252,131[(P)]	0.85	17,680,000
Robert C. Nicholson	–	–	24,500,000
Ambassador Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
Edward K.Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares of the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares of the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) Long positions in shares of the associated corporations

- Manuel V. Pangilinan owned 384,101 common shares[P] (0.03%)* and 564,303 warrants[P] (0.39%)* in MPIC, 201,933 common shares[P] (0.11%)* in PLDT and 360 preferred shares[P] (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (less than 0.01%)* in PLDT as nominee for another person, as well as 3,500,000 common shares[P] (0.03%)* in Pilipino Telephone Corporation.

- Edward A. Tortorici owned 17,399 common shares[C] (less than 0.01%)* and 165,000 common shares[P] (0.01%)* in MPIC, as well as 52,197 warrants[C] (0.04%)* and 495,000 warrants[P] (0.34%)* in MPIC and 104,874 common shares[P] (0.06%)* in PLDT.

- Sutanto Djuhar owned 15,520,335 shares[C] (0.18%)* in Indofood.

- Tedy Djuhar owned 15,520,335 shares[C] (0.18%)* in Indofood.

- Ibrahim Risjad owned 6,406,180 shares[C] (0.08%)* in Indofood.

- Anthoni Salim owned 632,370 shares[C] (less than 0.01%)* in Indofood.

- Albert F. del Rosario owned 100,025 common shares[P] (0.05%)* in PLDT, 1,560 preferred shares[P] (less than 0.01%)* in PLDT, 32,231,970 preferred shares (52.10%)* in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares[P] (less than 0.01%)* in PMH as beneficial owner, 100 common shares[P] (less than 0.01%)* in Negros Navigation Co., Inc., 4,922 common shares[P] (2.46%)* in Costa de Madera Corporation, 19,999 common shares[P] (10.00%)* in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share[P] (less than 0.01%)* in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares[P] (5.00%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares[P] (20.00%)* in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

* *Approximate percentage of the issued capital of the respective class of shares/warrants in the respective associated corporation*

At 31 December 2006, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 31 December 2006, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(A) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 ordinary shares of the Company (long position) at 31 December 2006, representing approximately 44.26 per cent of the Company's issued share capital, by way of its 46.8 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(B) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2006, representing approximately 24.66 per cent of the Company's issued share capital. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in footnote (i) of the table on page 53. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(C) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 31 December 2006, representing approximately 19.60 per cent of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(D) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 348,724,702 ordinary shares of the Company in December 2006, representing approximately 10.88 per cent of the Company's issued share capital by that time. On 22 March 2007, Brandes notified the Company that it held 331,580,562 ordinary shares of the Company, representing approximately 10.35 per cent of the Company's issued share capital by that time.

(E) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.39 per cent of the Company's issued share capital by that time. At 31 December 2006, the Company has not received any other notification from Marathon of any change to such holding.

Save as disclosed above, the Directors and chief executive of the Company are not aware of any person at 31 December 2006 who had an interest or a short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Contracts of Significance

Except for the connected and continuing connected transactions set out in the Corporate Governance Report on pages 46 to 50, there were no contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

Directors' Rights to Acquire Shares or Debentures

Apart from as disclosed under the heading "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 36(D) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Summary Financial Information

A summary of the published results, assets, liabilities and minority interest, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and restated/reclassified as appropriate, is set out on page 120. This summary does not form part of the audited Financial Statements.

Major Customers and Suppliers

In 2006, sales to the Group's five largest customers, and purchases from the Group's five largest suppliers, respectively accounted for less than 30 per cent of the total sales and total purchases for the year.

Connected and Continuing Connected Transactions

Connected and continuing connected transactions required to be disclosed in accordance with Chapter 14A of the Listing Rules, are disclosed in the Corporate Governance Report on pages 46 to 50.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public at both 31 December 2006 and the date of this report.

Directors' and Officers' Liability Insurance

During the year, the Company has maintained appropriate Directors' and officers' liability insurance for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage.

Employment Policy

The Company has a policy of non-discrimination in respect of the age, religion, gender, race, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

Subsequent Events

Details of the significant subsequent events of the Group are set out in Note 39 to the Financial Statements.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

On behalf of the Board of Directors

Nancy L.M. Li
Company Secretary

Hong Kong
11 April 2007

ERNST & YOUNG
安永會計師事務所

Independent Auditors' Report

TO THE SHAREHOLDERS OF **FIRST PACIFIC COMPANY LIMITED**
(Incorporated in Bermuda with limited liability)

We have audited the Financial Statements of First Pacific Company Limited set out on pages 58 to 116, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated profit and loss statement, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibilities for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these Financial Statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibilities

Our responsibility is to express an opinion on these Financial Statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the Financial Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central, Hong Kong

11 April 2007

Consolidated Profit and Loss Statement

For the year ended 31 December US$ millions	Notes	2006	2005
Turnover	4	**2,474.8**	1,986.1
Cost of sales		**(1,836.5)**	(1,511.7)
Gross Profit		**638.3**	474.4
Gain/(loss) on divestment, dilution and disposal, net		**104.0**	(6.3)
Distribution costs		**(229.6)**	(175.0)
Administrative expenses		**(150.8)**	(128.3)
Other operating expenses, net		**(105.2)**	(29.8)
Net borrowing costs	5	**(106.4)**	(107.3)
Share of profits less losses of associated companies		**143.0**	137.7
Profit Before Taxation	6	**293.3**	165.4
Taxation	7	**(71.6)**	(26.6)
Profit for the Year		**221.7**	138.8
Attributable to:			
Equity holders of the parent	8	**164.5**	103.0
Minority interest		**57.2**	35.8
		221.7	138.8
Ordinary Share Dividends	9		
Interim – U.S. 0.13 cent (2005: U.S. 0.13 cent) per share		**4.1**	4.1
Special – U.S. 0.12 cent (2005: Nil) per share		**3.9**	–
Proposed final – U.S. 0.45 cent (2005: U.S. 0.26 cent) per share		**14.4**	8.2
Total		**22.4**	12.3
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	10		
Basic		**5.15**	3.23
Diluted		**5.06**	3.17

The Notes on pages 66 to 116 form an integral part of the Financial Statements.

Consolidated Balance Sheet

At 31 December US$ millions	Notes	2006	2005
Non-current Assets			
Property and equipment	11	**716.8**	622.9
Plantations	12	**275.0**	169.0
Associated companies	14	**471.0**	381.7
Financial assets at fair value through profit or loss	16	**104.9**	–
Accounts receivable, other receivables and prepayments	17	**15.9**	11.7
Goodwill	18	**34.8**	32.7
Prepaid land premiums	19	**45.8**	34.5
Available-for-sale assets	20	**4.9**	2.7
Deferred tax assets	21	**20.3**	15.4
Other non-current assets	22	**106.5**	130.8
		1,795.9	1,401.4
Current Assets			
Cash and cash equivalents	23	**327.7**	296.0
Pledged deposits and restricted cash	33(E)	**31.3**	4.7
Available-for-sale assets	20	**102.1**	52.4
Accounts receivable, other receivables and prepayments	17	**259.5**	286.7
Inventories	24	**367.4**	303.0
Non-current assets held for sale		**–**	2.9
		1,088.0	945.7
Current Liabilities			
Accounts payable, other payables and accruals	25	**300.5**	278.6
Short-term borrowings	26	**508.9**	345.0
Provision for taxation	27	**23.1**	11.2
Current portion of deferred liabilities and provisions	28	**16.6**	15.3
		849.1	650.1
Net Current Assets		**238.9**	295.6
Total Assets Less Current Liabilities		**2,034.8**	1,697.0
Equity			
Issued share capital	29	**32.0**	31.9
Other reserves	30	**975.5**	927.9
Accumulated losses		**(424.8)**	(577.0)
Equity attributable to equity holders of the parent		**582.7**	382.8
Minority interest	31	**450.1**	323.9
Total Equity		**1,032.8**	706.7
Non-current Liabilities			
Long-term borrowings	26	**647.0**	744.2
Deferred liabilities and provisions	28	**92.1**	92.7
Deferred tax liabilities	21	**163.3**	114.1
Derivative liability	32	**99.6**	39.3
		1,002.0	990.3
		2,034.8	1,697.0

The Notes on pages 66 to 116 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

11 April 2007

Company Balance Sheet

At 31 December US$ millions	Notes	2006	2005
Non-current Assets			
Subsidiary companies	13	**784.2**	746.8
Amounts due from subsidiary companies	13(A)	**1,559.9**	1,534.8
		2,344.1	2,281.6
Current Assets			
Cash and cash equivalents	23	**62.4**	189.2
Other receivables and prepayments		**0.1**	0.4
		62.5	189.6
Current Liabilities			
Other payables and accruals		**0.5**	5.3
Net Current Assets		**62.0**	184.3
Total Assets Less Current Liabilities		**2,406.1**	2,465.9
Equity			
Issued share capital	29	**32.0**	31.9
Other reserves		**1,148.7**	1,142.2
Retained earnings		**265.6**	245.1
Equity attributable to equity holders of the parent		**1,446.3**	1,419.2
Non-current Liabilities			
Amounts due to subsidiary companies	13(B)	**959.8**	1,046.7
		2,406.1	2,465.9

The Notes on pages 66 to 116 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

11 April 2007

Consolidated Statement of Changes in Equity

		Equity attributable to equity holders of the parent										
US$ millions	Notes	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains/(losses) on cash flow hedges	Exchange reserve	Capital reserve	Accumulated losses	Total	Minority interest	Total equity
Balance at 1 January 2005		31.9	958.2	4.4	1.7	-	(59.8)	-	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:												
Exchange differences on translating foreign operations		-	-	-	-	-	9.7	-	-	9.7	(17.8)	(8.1)
Unrealized gains on available-for-sale assets		-	-	-	4.7	-	-	-	-	4.7	3.7	8.4
Unrealized gains on cash flow hedges		-	-	-	-	4.0	-	-	-	4.0	-	4.0
Acquisition of minority interest		-	-	-	-	-	-	-	(0.7)	(0.7)	(23.3)	(24.0)
Net income and expense recognized directly in equity		-	-	-	4.7	4.0	9.7	-	(0.7)	17.7	(37.4)	(19.7)
Profit for the year		-	-	-	-	-	-	-	103.0	103.0	35.8	138.8
Total recognized income and expense for the year		-	-	-	4.7	4.0	9.7	-	102.3	120.7	(1.6)	119.1
Dilution of interest in an associated company		-	-	-	-	-	(0.8)	-	-	(0.8)	-	(0.8)
Acquisition of subsidiary companies	33(C)	-	-	-	-	-	-	-	-	-	0.8	0.8
Change in attributable interests		-	-	-	-	-	-	-	-	-	(9.2)	(9.2)
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(29.8)	(29.8)
Issue of shares upon the exercise of share options		-	0.9	(0.3)	-	-	-	-	-	0.6	-	0.6
Equity-settled share option arrangements		-	-	5.2	-	-	-	-	-	5.2	-	5.2
2005 Interim dividend	9	-	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2005		31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	706.7

Consolidated Statement of Changes in Equity (cont'd)

		Equity attributable to equity holders of the parent										
US$ millions	Notes	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains/(losses) on cash flow hedges	Exchange reserve	Capital reserve	Accumulated losses	Total	Minority interest	Total equity
Balance at 31 December 2005		31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	**706.7**
Changes in equity for 2006:												
Exchange differences on translating foreign operations		-	-	-	-	-	5.7	-	-	5.7	29.2	**34.9**
Unrealized gains on available-for-sale assets		-	-	-	45.5	-	-	-	-	45.5	3.7	**49.2**
Unrealized losses on cash flow hedges		-	-	-	-	(10.6)	-	-	-	(10.6)	-	**(10.6)**
Net income and expense recognized directly in equity		-	-	-	45.5	(10.6)	5.7	-	-	40.6	32.9	**73.5**
Profit for the year		-	-	-	-	-	-	-	164.5	164.5	57.2	**221.7**
Total recognized income and expense for the year		-	-	-	45.5	(10.6)	5.7	-	164.5	205.1	90.1	**295.2**
Divestment and dilution of interest in an associated company		-	-	-	-	-	2.5	-	-	2.5	-	**2.5**
Restructuring transactions among entities under common control		-	-	-	-	-	-	(2.6)	-	(2.6)	2.6	**-**
Acquisition of subsidiary companies	33(C)	-	-	-	-	-	-	-	-	-	35.9	**35.9**
Shares issued to minority interest by a subsidiary company		-	-	-	-	-	-	-	-	-	2.5	**2.5**
Change in attributable interests		-	-	-	-	-	-	-	-	-	(2.4)	**(2.4)**
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(2.5)	**(2.5)**
Issue of shares upon the exercise of share options	29	0.1	5.1	(1.6)	-	-	-	-	-	3.6	-	**3.6**
Equity-settled share option arrangements		-	-	3.6	-	-	-	-	-	3.6	-	**3.6**
2005 final dividend	9	-	-	-	-	-	-	-	(8.2)	(8.2)	-	**(8.2)**
2006 interim dividend	9	-	-	-	-	-	-	-	(4.1)	(4.1)	-	**(4.1)**
Balance at 31 December 2006		**32.0**	**964.2**	**11.3**	**51.9**	**(6.6)**	**(42.7)**	**(2.6)**	**(424.8)**	**582.7**	**450.1**	**1,032.8**

The Notes on pages 66 to 116 form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	Notes	Issued share capital	Share premium	Share options issued	Contributed surplus	Retained earnings/ (accumulated losses)	Total
Balance at 1 January 2005		31.9	958.2	4.4	173.8	(101.6)	1,066.7
Profit for the year		–	–	–	–	350.8	350.8
Issue of shares upon the exercise of share options		–	0.9	(0.3)	–	–	0.6
Equity-settled share option arrangements	35(A)	–	–	5.2	–	–	5.2
2005 interim dividend	9	–	–	–	–	(4.1)	(4.1)
Balance at 31 December 2005		31.9	959.1	9.3	173.8	245.1	**1,419.2**
Profit for the year		–	–	–	–	32.8	**32.8**
Issue of shares upon the exercise of share options	29	0.1	5.1	(1.6)	–	–	**3.6**
Equity-settled share option arrangements	35(A)	–	–	3.0	–	–	**3.0**
2005 final dividend	9	–	–	–	–	(8.2)	**(8.2)**
2006 interim dividend	9	–	–	–	–	(4.1)	**(4.1)**
Balance at 31 December 2006		**32.0**	**964.2**	**10.7**	**173.8**	**265.6**	**1,446.3**

The Notes on pages 66 to 116 form an integral part of the Financial Statements.

Consolidated Cash Flow Statement

For the year ended 31 December US$ millions	Notes	2006	2005
Profit Before Taxation		**293.3**	165.4
Adjustments for:			
Interest expenses		**124.0**	115.2
Depreciation		**67.2**	62.6
Foreign exchange and derivative losses, net		**49.7**	42.0
Impairment losses recognized		**28.3**	–
Decrease/(increase) in other non-current assets		**21.5**	(16.6)
Loss on sale of property and equipment		**3.3**	0.7
Equity-settled share option expense		**3.0**	5.2
Recognition of prepaid land premiums		**2.5**	4.2
Loss on changes in fair value of non-current assets held for sale		**0.6**	–
Share of profit less losses of associated companies		**(143.0)**	(137.7)
(Gain)/loss on divestment and dilution of interest in an associated company		**(96.9)**	6.3
Gain on changes in fair value of plantations		**(53.4)**	(12.3)
Interest income		**(17.6)**	(7.9)
(Increase)/decrease in accounts receivables, other receivables and prepayments (Non-current)		**(14.7)**	0.4
Gain on disposal of subsidiary companies		**(7.1)**	–
Dividend income from financial assets at fair value through profit or loss		**(2.2)**	–
Dividend income from available-for-sale assets		**(0.1)**	(1.0)
Others		**2.6**	(26.7)
		261.0	199.8
Decrease in accounts receivable, other receivables and prepayments (Current)		**44.9**	18.8
Increase in inventories		**(34.7)**	(41.0)
(Decrease)/increase in accounts payable, other payables and accruals		**(15.5)**	49.0
Net cash generated from operations[(i)]		**255.7**	226.6
Interest received		**14.6**	7.6
Interest paid		**(104.7)**	(101.6)
Tax paid		**(40.3)**	(42.4)
Net Cash Inflow from Operating Activities		**125.3**	90.2

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

Consolidated Cash Flow Statement (cont'd)

For the year ended 31 December US$ millions	Notes	2006	2005
Dividend received from an associated company	14(B)	**62.5**	38.9
Sale of property and equipment		**4.7**	7.1
Sale/(purchase) of available-for-sale assets		**3.5**	(20.4)
Dividend received from financial assets at fair value through profit or loss		**2.2**	–
Acquisition of assets designated as financial assets at fair value through profit or loss	33(A)	**(73.7)**	–
Purchase of property and equipment		**(43.7)**	(54.9)
Increased investment in an associated company	33(B)	**(37.3)**	(57.3)
Acquisition of subsidiary companies	33(C)	**(31.6)**	(6.2)
Investment in plantations		**(7.5)**	–
Disposal of subsidiary companies	33(D)	**(0.8)**	–
Acquisition of associated companies		**–**	(17.6)
Deposits for acquisition and increased investments in subsidiary companies		**–**	(14.9)
Acquisition of convertible bonds		**–**	(5.2)
Increased investments in subsidiary companies		**–**	(4.9)
Loans to associated companies		**–**	(1.4)
Proceeds from termination of derivative transactions		**–**	96.3
Compensation received in connection with establishment of a joint venture		**–**	13.3
Net Cash Outflow from Investing Activities		**(121.7)**	(27.2)
Proceeds of new borrowings		**688.0**	601.0
Issue of shares upon the exercise of share options		**3.6**	0.6
Shares issued to minority interest by a subsidiary company		**2.5**	–
Borrowings repaid		**(637.0)**	(517.5)
(Increase)/decrease in pledged deposits and restricted cash		**(26.6)**	4.5
Dividends paid to shareholders		**(12.3)**	(4.1)
Dividends paid to minority interest by subsidiary companies		**(2.5)**	(29.8)
Net Cash Inflow from Financing Activities		**15.7**	54.7
Net Increase in Cash and Cash Equivalents		**19.3**	117.7
Cash and cash equivalents at 1 January		**296.0**	186.6
Exchange translation		**12.4**	(8.3)
Cash and Cash Equivalents at 31 December		**327.7**	296.0
Representing:			
Cash and cash equivalents		**327.7**	296.0

The Notes on pages 66 to 116 form an integral part of the Financial Statements.

1. Corporate Information

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products and infrastructure and property.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the United States through ADRs.

2. Basis of Preparation, Summary of Principal Accounting Policies and Changes

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which also include HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell as further explained in Note 2(D)(w). These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ million) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2006 as a consequence of the following new and revised HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2006:

HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 21 Amendment	"Net Investment in a Foreign Operation"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Guarantee Contracts"
HK(IFRIC)-Int 4	"Determining whether an Arrangement contains a Lease"

Except for HKAS 39 Amendment "The Fair Value Option", the adoption of the pronouncements listed above has had no material impact on the accounting policies of the Group and the methods of computation in the Group's Financial Statements. The adoption of HKAS 39 Amendment "The Fair Value Option" has resulted in the Group applying more restrictive criteria for designating financial instruments as financial assets/liabilities at fair value through profit or loss.

During the year, the Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss. Please refer to Note 16 for details. The adoption has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2006 and 31 December 2005 and equity attributable to equity holders of the parent at 31 December 2006 and 31 December 2005.

(C) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

HKAS 1 Amendment	"Capital Disclosures"
HKFRS 7	"Financial Instruments: Disclosures"
HKFRS 8	"Operating Segments"
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"
HK(IFRIC)-Int 8	"Scope of HKFRS 2"
HK(IFRIC)-Int 9	"Reassessment of Embedded Derivatives"
HK(IFRIC)-Int 10	"Interim Financial Reporting and Impairment"
HK(IFRIC)-Int 11	"HKFRS 2 – Group and Treasury Share Transactions"
HK(IFRIC)-Int 12	"Service Concession Arrangement"

The HKAS 1 amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group has not early adopted the above new and revised HKFRSs in the Financial Statements for the year ended 31 December 2006. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

(D) Summary of Principal Accounting Policies

(a) Basis of consolidation

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2006. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders in the results and net assets of the Company's subsidiary companies.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity recognizing the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e. existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted-average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(d) Property and equipment

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are given in Note 11(A).

The initial cost of property and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets. Major costs incurred in restoring property and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.

(e) Plantations

Oil palm plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about three years to reach maturity from the time of planting. Both immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. Net increments or decrements in the fair value of plantations are included in the profit and loss statement.

A rubber plantation is considered mature when at least 70 per cent of the trees per block are tapable and the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) Associated companies

An associated company is an entity, not being a subsidiary company or a jointly-controlled entity, in which the Group has a substantial long-term interest of generally not less than 20 per cent in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment loss) identified on acquisition. The Group's share of its associated companies' post-acquisition profits or losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies. For those share of associated companies' post acquisition movements in reserve recognized in the Group's consolidated reserves, the Group will disclose them, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity. A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

The Group's interests in jointly-controlled entities are accounted for by proportionate consolidation, which involves recognizing its share of the jointly-controlled entities' assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line-basis.

(h) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property and equipment that resulted from the acquisition, construction or development and the normal operation of property and equipment is recognized in the period in which it is incurred.

(i) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(j) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(k) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of assets including property and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(l) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

(m) Foreign currencies

(I) *Functional and presentational currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The Financial Statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) *Group companies*
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) *Cash flow statement*
For the purpose of consolidated cash flow, the cash flows of overseas subsidiary companies and jointly-controlled entities are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into United States dollars at average exchange rates of the year.

(n) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized on as it accrues taking into account the principal amount outstanding and the effective interest rate.

(o) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

(p) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(q) Employee benefits

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) Cash-settled transactions

The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(r) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(s) Financial assets and financial liabilities

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using trading date accounting, which means, the accounting based on the date that the Group commits to purchase or sell the asset..

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loan and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated profit and loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as held "at fair value through profit or loss" at origination, are taken directly to the profit and loss statement. Changes in the fair value of available-for-sale financial assets are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(I) *Assets carried at amortized cost*
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the profit and loss statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(II) *Assets carried at cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) *Available-for-sale financial assets*
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

(t) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction that is subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

(u) Dividends

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye-laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

(v) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;
(II) the party is an associate;
(III) the party is a jointly-controlled entity;
(IV) the party is a member of the key management personnel of the Group;
(V) the party is a close member of the family of any individual referred to in (I) or (IV);
(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or
(VII) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(w) Non-current assets held for sale

Non-current assets held for sale represent assets having carrying amounts which will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable. Non-current assets held for sale are stated at the lower of their carrying amounts and fair values less costs to sell.

3. Significant Accounting Judgments and Estimates

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

(a) Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(D)(s).

(b) Designation of financial assets at fair value through profit or loss

The Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in Head Office's Exchangeable Notes. Please refer to Note 2(B) and Note 16 for details.

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property and equipment

The Group estimates the useful lives and residual values of its property and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Assets impairment

Hong Kong GAAP requires that an impairment review be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property and equipment at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(c) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(d) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(e) Estimating allowances for doubtful accounts

The Group estimates the allowance for doubtful accounts related to its trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. First, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for doubtful accounts would increase its recorded operating expenses and decrease its assets.

(f) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e. whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(g) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(h) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(i) Derivative liabilities

Hong Kong GAAP requires that the Group carries its option embedded in the Exchangeable Notes issued at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including the trading price of the Exchangeable Notes and expected volatility of the underlying PLDT share price, and the average market interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the option element embedded in the Exchangeable Notes would affect directly the Group's profit and loss and equity.

(j) Equity-settled share option expense

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit and loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

4. Turnover and Segmental Information

US$ millions	2006	2005
Turnover		
Sale of goods and properties	**2,440.3**	1,946.3
Rendering of services	**34.5**	39.8
Total	**2,474.8**	1,986.1

Segmental Information
Segmental information, relating to the Group's business and geographical segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on the inside back cover.

By Principal Business Activity – 2006

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	2006 Total
Profit and Loss					
Segment revenue – turnover	–	2,398.5	76.3	–	**2,474.8**
Segment results	–	265.5	(16.1)	7.3	**256.7**
Net borrowing costs					**(106.4)**
Share of profits less losses of associated companies	143.0	(0.4)	0.4	–	**143.0**
Profit before taxation					**293.3**
Taxation					**(71.6)**
Profit for the year					**221.7**
Assets and Liabilities					
Segment assets	–	1,940.7	174.0	170.9	**2,285.6**
Associated companies	459.8	2.6	8.6	–	**471.0**
Unallocated assets					**127.3**
Total assets					**2,883.9**
Segment liabilities	–	277.8	56.9	174.1	**508.8**
Unallocated liabilities					**1,342.3**
Total liabilities					**1,851.1**
Other Information					
Capital expenditure	–	38.6	5.6	2.1	**46.3**
Depreciation	–	62.9	4.1	0.2	**67.2**
Foreign exchange and derivative losses, net	–	–	0.7	59.4	**60.1**
Impairment losses recognized	–	6.4	10.8	11.1	**28.3**
Other non-cash expenses	–	1.6	7.7	14.1	**23.4**

By Principal Geographical Market – 2006

US$ millions	The Philippines	Indonesia	Others	Head Office	**2006 Total**
Segment revenue – turnover	76.3	2,398.5	–	–	**2,474.8**
Segment assets	174.0	1,940.7	-	170.9	**2,285.6**
Associated companies	465.1	2.6	3.3	–	**471.0**
Unallocated assets					**127.3**
Total assets					**2,883.9**
Capital expenditure	5.6	38.6	–	2.1	**46.3**

By Principal Business Activity – 2005

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	2005 Total
Profit and Loss					
Segment revenue – turnover	–	1,923.4	62.7	–	1,986.1
Segment results	–	164.8	28.8	(58.6)	135.0
Net borrowing costs					(107.3)
Share of profits less losses of associated companies	141.8	(4.2)	0.1	–	137.7
Profit before taxation					165.4
Taxation					(26.6)
Profit for the year					138.8
Assets and Liabilities					
Segment assets	–	1,578.8	116.4	199.7	1,894.9
Associated companies	364.4	3.5	13.8	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Segment liabilities	–	273.6	56.9	95.4	425.9
Unallocated liabilities					1,214.5
Total liabilities					1,640.4
Other Information					
Capital expenditure	-	50.4	6.2	–	56.6
Depreciation	-	57.4	5.2	–	62.6
Foreign exchange and derivative losses, net	–	16.6	–	25.4	42.0
Other non-cash expenses	–	2.1	2.7	11.5	16.3

By Principal Geographical Market – 2005

US$ millions	The Philippines	Indonesia	Others	Head Office	2005 Total
Segment revenue – turnover	62.7	1,923.4	–	–	1,986.1
Segment assets	116.4	1,578.8	–	199.7	1,894.9
Associated companies	363.9	3.5	14.3	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Capital expenditure	6.2	50.4	–	–	56.6

5. Net Borrowing Costs

US$ millions	2006	2005
Bank loans and other loans		
– Wholly repayable within five years	**114.6**	113.0
– Not wholly repayable within five years	**9.4**	2.2
Total Borrowing Costs	**124.0**	115.2
Less interest income	**(17.6)**	(7.9)
Net Borrowing Costs	**106.4**	107.3

6. Profit Before Taxation

US$ millions	Notes	2006	2005
Profit Before Taxation is Stated after (Charging)/Crediting			
Cost of inventories sold		**(1,480.8)**	(1,182.1)
Employees' remuneration	35(A)	**(237.2)**	(198.6)
Depreciation	11	**(67.2)**	(62.6)
Foreign exchange and derivative losses, net	8	**(49.7)**	(42.0)
Cost of services rendered		**(35.2)**	(52.7)
Impairment (included in other operating expenses, net)			
– Associated companies		**(19.2)**	–
– Goodwill	18	**(6.4)**	–
– Property and equipment	11	**(2.7)**	–
Operating lease rentals			
– Land and buildings		**(18.0)**	(11.8)
– Hire of plant and equipment		**(0.8)**	(0.8)
Restructuring provision		**(11.1)**	–
Doubtful debt provisions (included in distribution costs)		**(9.3)**	(4.8)
Loss on sale of property and equipment		**(3.3)**	(0.7)
Recognition of prepaid land premiums	19	**(2.5)**	(4.2)
Auditors' remuneration			
– Audit services		**(1.6)**	(1.2)
– Other services		**(0.8)**	(0.6)
Loss on changes in fair value of non-current assets held for sale		**(0.6)**	–
Gain/(loss) on divestment and dilution of interest in an associated company		**96.9**	(6.3)
Gain on changes in fair value of plantations	12	**53.4**	12.3
Gain on disposal of subsidiary companies	33(D)	**7.1**	–
Dividend income from financial assets at fair value through profit or loss		**2.2**	–
Realized gain on sale of available-for-sale assets		**2.2**	5.6
Dividend income from available-for-sale assets		**0.1**	1.0
Excess over the cost of a business combination recognized as income (included in other operating expenses, net)	33(C)	**–**	2.7

7. Taxation

No Hong Kong profits tax (2005: Nil) has been provided as the Group had no estimated assessable profits (2005: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	2006	2005
Subsidiary Companies – Overseas		
Current taxation (Note 27)	**52.5**	28.9
Deferred taxation (Note 21)	**19.1**	(2.3)
Total	**71.6**	26.6

Included within the share of profits less losses of associated companies is the taxation of US$24.3 million (2005: US$19.2 million) and which is analyzed as follows.

US$ millions	2006	2005
Associated Companies – Overseas		
Current taxation	**44.1**	38.5
Deferred taxation	**(19.8)**	(19.3)
Total	**24.3**	19.2

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	2006	%	2005	%
Profit Before Taxation	**293.3**		165.4	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**112.6**	**38.4**	73.7	44.6
Tax effect of:				
– Non-deductible expenses	**25.8**	**8.8**	2.7	1.6
– Share of profits less losses of associated companies	**(58.3)**	**(19.9)**	(51.8)	(31.3)
– Income not subject to tax	**(15.0)**	**(5.1)**	(0.1)	(0.1)
– Others	**6.5**	**2.2**	2.1	1.3
Taxation	**71.6**	**24.4**	26.6	16.1

8. Profit Attributable to Equity Holders of the Parent

The profit attributable to equity holders of the parent includes US$51.5 million (2005: US$18.5 million) of net foreign exchange and derivative losses, which comprise US$82.7 million (2005: US$18.5 million) of losses on the changes in the fair values of derivatives and translation of the unhedged foreign currency denominated borrowings, partly offset by a US$31.2 million (2005: Nil) gain on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss, and US$66.1 million (2005: US$14.1 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

US$ millions	2006	2005
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies (Note 6)	**(49.7)**	(42.0)
– Associated companies	**7.4**	19.0
Subtotal	**(42.3)**	(23.0)
Attributable to taxation and minority interest	**(9.2)**	4.5
Total	**(51.5)**	(18.5)

The non-recurring gains of US$66.1 million for 2006 mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon the conversion of PLDT's convertible preference shares of US$38.7 million, partly offset by impairment provisions for certain of the Group's assets. The non-recurring gains of US$14.1 million for 2005 mainly comprise PLDT's net non-recurring items (which represent recognition of Piltel's deferred tax assets less accelerated depreciation on the fixed line network due to Next Generation Network upgrade) of US$9.8 million, goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million, Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor, partly offset by a loss on dilution of the Group's interest in PLDT of US$6.3 million.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2006 is a profit of US$32.8 million (2005: US$350.8 million) attributable to the Company.

9. Ordinary Share Dividends

	U.S. cent per ordinary share		US$ million	
	2006	2005	**2006**	2005
Interim	**0.13**	0.13	**4.1**	4.1
Special	**0.12**	–	**3.9**	–
Proposed final	**0.45**	0.26	**14.4**	8.2
Total	**0.70**	0.39	**22.4**	12.3

In connection with the listing and subsequent share placement (refer to Note 39(A)) carried out by Indofood Agri Resources Ltd. (IndoAgri), a subsidiary company of Indofood, in early 2007, the Company was required, under Practice Note 15 (PN15) of the Listing Rules, to subscribe and distribute a certain number of new IndoAgri shares to its shareholders. For the purpose of meeting the requirement of PN15, the Company subscribed for 5,070,000 IndoAgri shares which represented 1.5 per cent of the total number of the placement shares and declared a special dividend, payable to shareholders by way of a distribution in specie on the basis of three IndoAgri shares for every 2,000 ordinary shares of the Company held by them. Each qualified shareholder holding 2,000 ordinary shares or more of the Company might elect to receive cash in lieu of the distributable IndoAgri shares as calculated by making reference to the IndoAgri placement price of 1.25 Singapore dollars (U.S. 81.67 cents or HK$6.37) per share. The special dividend was distributed to the shareholders on 28 March 2007.

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming AGM.

10. Earnings Per Share Attributable to Equity Holders of the Parent

The calculation of basic earnings per share amount is based on the profit for the year attributable to equity holders of the parent of US$164.5 million (2005: US$103.0 million), and the weighted average number of 3,193.0 million (2005: 3,186.7 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$164.5 million (2005: US$103.0 million) reduced by US$0.3 million (2005: US$0.9 million) in respect of the dilutive impact from the exercise of share options issued by its associate PLDT and nil (2005: US$0.3 million) in respect of the Company's option of increasing its interest in its associate Level Up, and (ii) a share base equal to the aggregate of the weighted average number of 3,193.0 million (2005: 3,186.7 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 49.1 million (2005: 28.4 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes, MPIC's warrants and the outstanding share option of Level Up has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

11. Property and Equipment

US$ millions	Land and buildings	Machinery, equipment and vessels	**Consolidated**
Cost			
At 1 January 2006	246.0	765.9	**1,011.9**
Exchange translation	23.3	64.6	**87.9**
Additions	15.6	30.7	**46.3**
Acquisition of subsidiary companies (Note 33(C))	1.5	93.5	**95.0**
Disposal of subsidiary companies (Note 33(D))	(5.6)	(55.6)	**(61.2)**
Disposals	(0.7)	(18.0)	**(18.7)**
Reclassification[(i)]	–	(28.1)	**(28.1)**
At 31 December 2006	280.1	853.0	**1,133.1**
Accumulated Depreciation and Impairment			
At 1 January 2006	63.0	326.0	**389.0**
Exchange translation	5.6	26.8	**32.4**
Charge for the year (Note 6)	12.8	54.4	**67.2**
Impairment (Note 6)	–	2.7	**2.7**
Disposals	(0.6)	(10.1)	**(10.7)**
Disposal of subsidiary companies (Note 33(D))	(4.3)	(36.3)	**(40.6)**
Reclassification[(i)]	–	(23.7)	**(23.7)**
At 31 December 2006	76.5	339.8	**416.3**
Net Book Amount at 31 December 2006	203.6	513.2	**716.8**

(i) To Non-current assets held for sale

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2005	240.4	768.1	1,008.5
Exchange translation	(8.1)	(30.4)	(38.5)
Additions	17.0	39.6	56.6
Acquisition of subsidiary companies (Note 33(C))	2.7	–	2.7
Disposals	(6.0)	(15.0)	(21.0)
Reclassification	–	3.6	3.6
At 31 December 2005	246.0	765.9	1,011.9
Accumulated Depreciation and Impairment			
At 1 January 2005	54.6	306.5	361.1
Exchange translation	(1.9)	(9.4)	(11.3)
Charge for the year (Note 6)	11.0	51.6	62.6
Disposals	(0.7)	(12.5)	(13.2)
Reclassification	–	(10.2)	(10.2)
At 31 December 2005	63.0	326.0	389.0
Net Book Amount at 31 December 2005	183.0	439.9	622.9

(A) The principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$34.7 million (2005: US$29.4 million) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

12. Plantations

US$ millions	Consolidated 2006	2005
At 1 January	**169.0**	147.4
Exchange translation	**18.7**	(8.8)
Additions	**7.5**	–
Acquisition of subsidiary companies (Note 33(C))	**26.4**	18.1
Gain arising from changes in fair value less estimated point-of-sale costs, net (Note 6)	**53.4**	12.3
At 31 December	**275.0**	169.0

The physical measurement of oil palm and rubber plantations at 31 December is as follows.

Hectares	Consolidated 2006	2005
Oil palm		
– Mature plantations	**59,235**	58,064
– Immature plantations	**7,665**	3,344
Rubber		
– Mature plantations	**5,015**	5,015
Total	**71,915**	66,423

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The rubber trees are planted for the production of rubber. The fair value of plantations was determined by reference to the projected selling prices of CPO, PKO and rubber in the market. Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life of 25 years, with the first three years as immature and the following 22 years as mature or productive under a well established planting system. The rubber trees have an average life of 25 years.

(c) The yield per hectare of palm trees is based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists.

(d) The discount rates of 17.4 per cent (2005: 20.5 per cent) and 17.0 per cent (2005: 20.5 per cent), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(B) During 2006, Indofood's palm trees produced 1.3 million tons (2005: 1.3 million tons) of FFB and rubber trees produced 4.1 thousand tons (2005: 4.4 thousand tons) of rubber. The fair value of FFB and rubber harvested during 2006, determined at the point of harvest, amounted to US$102.5 million (2005: US$91.3 million) and US$3.6 million (2005: US$3.3 million), respectively.

(C) Plantations with a net book amount of US$6.4 million (2005: Nil) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

13. Subsidiary Companies

US$ millions	Company 2006	2005
Unlisted shares at cost	**1,184.7**	1,115.2
Less provision for impairment loss	**(400.5)**	(368.4)
Total	**784.2**	746.8

The Company's listed subsidiary companies are held through the intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.3 per cent per annum (2005: zero per cent to 7.0 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to its fair value.

(B) The amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2005: zero per cent to 8.4 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due to subsidiary companies approximates to its fair value.

(C) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

14. Associated Companies

US$ millions	Consolidated 2006	2005
Shares at cost		
– Listed	**1,335.8**	1,324.6
– Unlisted	**47.3**	44.1
Share of post acquisition reserves (Note 30)	**(909.6)**	(987.7)
Loans (from)/to associated companies	**(2.5)**	0.7
Total	**471.0**	381.7

(A) At 31 December 2006, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2006, the market valuation of listed investments was US$2,310.9 million (2005: US$1,495.4 million) and the net dividends received during 2006 were US$62.5 million (2005: US$38.9 million).

(C) The loans from/to associated companies are unsecured, interest-bearing at a range of zero per cent to 20.5 per cent per annum (2005: zero per cent to 20.5 per cent per annum) and have no fixed terms of repayment. The carrying amount of the loans from/to associated companies approximates to its fair value.

(D) Details of the Group's principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(E) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under Hong Kong GAAP, is set out below.

US$ millions	PLDT 2006	2005
Operating Results		
Turnover	**2,446.2**	2,201.3
Profit before taxation	**1,182.3**	790.4
Profit after taxation	**912.1**	788.3
Profit for the year	**616.6**	580.9
Net Assets		
Current assets	**875.9**	952.4
Non-current assets	**4,115.3**	3,793.9
Total Assets	**4,991.2**	4,746.3
Current liabilities	**(1,127.9)**	(1,067.5)
Non-current liabilities and provisions	**(1,892.1)**	(2,369.3)
Total Liabilities	**(3,020.0)**	(3,436.8)
Minority interest	**(31.8)**	(21.9)
Net Assets at 31 December	**1,939.4**	1,287.6

(F) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(G) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc. because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.1 million (2005: Nil) and US$8.0 million (2005: US$7.9 million), respectively.

15. Jointly-controlled Entities

The following table illustrates the summarized financial information of the Group's jointly-controlled entities.

US$ millions	Consolidated 2006	2005
Share of the Jointly-controlled Entities' Results		
Turnover	–	–
Loss before taxation	**(1.2)**	–
Loss after taxation	**(1.2)**	–
Loss for the year	**(1.2)**	–
Share of the Jointly-controlled Entities' Assets and Liabilities		
Current assets	**61.7**	–
Total Assets	**61.7**	–
Current liabilities	**(1.8)**	–
Total Liabilities	**(1.8)**	–
Net Assets at 31 December	**59.9**	–

The Group's jointly-controlled entities principally represent DMCI-MPIC Water Company Inc., a 50.0 per cent owned joint venture company of MPIC, set up for the purpose of bidding for an 84.0 per cent interest in Maynilad Water. Please refer to Note 39(B) for details. It is the Group's policy in adopting proportionate consolidation in accounting for the financial results and financial position of the jointly-controlled entities.

16. Financial Assets at Fair Value Through Profit or Loss

The amount represents the fair value, determined based on a quoted market price, of 1.1 per cent interest in PLDT acquired by the Group during the year and designated as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

17. Accounts Receivable, Other Receivables and Prepayments

US$ millions	Consolidated 2006	2005
Trade receivables	**173.1**	173.3
Other receivables	**74.5**	107.9
Prepayments	**27.8**	17.2
Total	**275.4**	298.4
Presented As:		
Non-current Portion	**15.9**	11.7
Current Portion	**259.5**	286.7
Total	**275.4**	298.4

The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to its fair value. The fair value of the non-current portion of accounts receivables, other receivables and prepayments is US$19.0 million (2005: US$9.8 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 7.0 per cent (2005: 13.4 per cent). The weighted average effective interest rate of the non-current portion of accounts receivable, other receivables and prepayments is 11.6 per cent (2005: 13.4 per cent).

The ageing profile of the trade receivables is analyzed as below.

US$ millions	Consolidated 2006	2005
0 to 30 days	**148.4**	148.5
31 to 60 days	**4.8**	8.8
61 to 90 days	**2.8**	6.0
Over 90 days	**17.1**	10.0
Total	**173.1**	173.3

As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging between one and five years.

Accounts receivable with a net book amount of US$3.9 million (2005: Nil) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

18. Goodwill

US$ millions	Consolidated 2006	2005
At 1 January	**32.7**	36.5
Exchange translation	**1.2**	(1.7)
Acquisition of subsidiary companies (Note 33(C))	**7.3**	4.4
Impairment (Note 6)	**(6.4)**	–
Reclassification	**–**	(6.5)
Net Book Amount at 31 December	**34.8**	32.7

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. All of the goodwill amounts at 31 December 2006 and 31 December 2005 relate to Indofood's businesses which contribute to the Group's consumer food products business segment located in Indonesia.

(B) The recoverable amounts of Indofood's businesses have been determined based on a value in use calculation using cash flow projections based on financial projections approved by Indofood's senior management covering a five-year period. The discount rates applied to cash flow projections range from 12.9 per cent to 14.9 per cent (2005: 15.3 per cent to 18.3 per cent).

19. Prepaid Land Premiums

US$ millions	Consolidated 2006	2005
At 1 January	**37.3**	45.5
Exchange translation	**4.2**	(4.0)
Additions	**7.5**	–
Acquisition of subsidiary companies (Note 33(C))	**1.9**	–
Recognized during the year (Note 6)	**(2.5)**	(4.2)
Total Prepaid Land Premiums	**48.4**	37.3
Current portion included in accounts receivable, other receivables and prepayments	**(2.6)**	(2.8)
At 31 December	**45.8**	34.5

US$ millions	Consolidated 2006	2005
Overseas, Held On:		
Leases of between 10 and 50 years.	**44.5**	32.3
Leases of less than 10 years	**3.9**	5.0
Total	**48.4**	37.3

20. Available-for-sale Assets

US$ millions	Consolidated 2006	2005
Listed investments, at fair value:		
– Equity investments – Overseas	**101.6**	47.5
– Debentures with a fixed interest of 14.0% (2005: 14.0%) and a maturity date of 1 October 2014 (2005: 1 October 2014) – Overseas	**0.5**	0.5
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	**3.8**	6.1
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	**1.1**	1.0
Total	**107.0**	55.1
Presented As:		
Non-current Portion	**4.9**	2.7
Current Portion	**102.1**	52.4
Total	**107.0**	55.1

(A) The fair values of the listed equity investments and debentures are based on quoted market prices. The fair values of the unlisted investment in club debentures have been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

(B) Unlisted equity investments with a carrying amount of US$0.4 million (2005: US$3.2 million) were pledged to secure certain of the Group's banking facilities (Note 26(C)).

21. Deferred Tax

The movements in deferred tax assets during the year are as follows.

US$ millions	Tax loss carried forward	Allowance for doubtful accounts	Others	Consolidated
Deferred Tax Assets				
At 1 January 2006	4.2	1.2	10.0	**15.4**
Exchange translation	0.3	0.1	1.0	**1.4**
Acquisition of subsidiary companies (Note 33(C))	0.3	–	1.0	**1.3**
(Charged)/credited to the profit and loss statement (Note 7)	(2.4)	(0.9)	4.7	**1.4**
Transfer from provision for taxation (Note 27)	–	–	0.8	**0.8**
At 31 December 2006	2.4	0.4	17.5	**20.3**

US$ millions	Tax loss carried forward	Allowance for doubtful accounts	Others	Consolidated
Deferred Tax Assets				
At 1 January 2005	3.7	0.9	1.2	5.8
Exchange translation	(0.2)	–	–	(0.2)
Acquisition of subsidiary companies (Note 33(C))	0.1	–	1.2	1.3
Credited to the profit and loss statement (Note 7)	0.6	0.3	6.1	7.0
Transfer to provision for taxation (Note 27)	–	–	(1.1)	(1.1)
Reclassification	–	–	2.6	2.6
At 31 December 2005	4.2	1.2	10.0	15.4

The movements in deferred tax liabilities during the year are as follows.

US$ millions	Allowance in excess of related depreciation of property and equipment	Changes in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities					
At 1 January 2006	(79.0)	(40.1)	(1.7)	6.7	**(114.1)**
Exchange translation	(3.8)	(3.8)	–	1.3	**(6.3)**
Acquisition of subsidiary companies (Note 33(C))	(15.3)	–	–	(9.5)	**(24.8)**
Disposal of subsidiary companies (Note 33(D))	–	–	–	4.9	**4.9**
Credited/(charged) to the profit and loss statement (Note 7)	4.9	(16.7)	(4.3)	(4.4)	**(20.5)**
Transfer (from)/to provision for taxation (Note 27)	(3.4)	–	1.7	(0.8)	**(2.5)**
At 31 December 2006	(96.6)	(60.6)	(4.3)	(1.8)	**(163.3)**

US$ millions	Allowance in excess of related depreciation of property and equipment	Changes in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities					
At 1 January 2005	(78.5)	(38.4)	(4.1)	9.2	(111.8)
Exchange translation	4.3	2.1	–	1.5	7.9
Acquisition of subsidiary companies (Note 33(C))	–	–	–	(3.7)	(3.7)
(Charged)/credited to the profit and loss statement (Note 7)	(4.8)	(3.8)	1.0	2.9	(4.7)
Transfer to/(from) provision for taxation (Note 27)	–	–	1.4	(0.6)	0.8
Reclassification	–	–	–	(2.6)	(2.6)
At 31 December 2005	(79.0)	(40.1)	(1.7)	6.7	(114.1)

At 31 December 2006, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$37.0 million (2005: US$55.0 million) in respect of non-Hong Kong tax losses, and US$39.1 million (2005: US$39.1 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for three to five years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

22. Other Non-current Assets

US$ millions	Consolidated 2006	2005
Assets not yet used in operation	**44.0**	36.4
Claims for tax refund	**29.8**	42.2
Deferred charges	**7.0**	22.1
Advances and deposits for purchases	**0.3**	4.2
Others	**25.4**	25.9
Total	**106.5**	130.8

The assets not yet used in operation mainly represents prepayments for the acquisition of certain of Indofood's properties.

The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

The deferred charges mainly represent deferred costs and expenses relating to Indofood's systems implementation.

The advances and deposits for purchases mainly relate to Indofood's payments made to suppliers and contractors in relation to the purchase of raw materials and capital equipment.

23. Cash and Cash Equivalents

US$ millions	Consolidated 2006	2005	Company 2006	2005
Cash at banks and in hand	**204.9**	133.2	**–**	26.4
Short-term time deposits	**122.8**	162.8	**62.4**	162.8
Total	**327.7**	296.0	**62.4**	189.2

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between five days and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The carrying amount of the cash and cash equivalents approximates to its fair value.

24. Inventories

US$ millions	Consolidated 2006	2005
Raw materials	**216.1**	177.2
Work in progress	**5.9**	5.6
Finished goods	**107.8**	91.0
Properties held for sale	**37.6**	29.2
Total	**367.4**	303.0

(A) The principal properties held by MPIC group for sale, included in properties held for sale, at 31 December 2006 are as follows:

Location	The Group's economic interest(%)	Approximate gross development area (sq.m.)⁽ⁱ⁾	Type	Status	Estimated completion date
Costa de Madera, San Juan	59.5	3,720,000	R, Ro	Planning	–
Tiaong, Quezon	29.3	3,226,873	R, Ro, F, C	Planning	–
Batulao, Batangas	95.9	2,107,050	R	Planning	–
Calasiao, Pangasinan	39.3	1,550,000	R	Planning	–
Lemery, Batangas	48.9	1,465,024	F	Completed	–
Calatagan, Batangas	29.3	981,598	Ro, C	Under construction	2010
Nasugbu, Batangas (Terrazas)	17.6	897,440	Ro	Under construction	2009
Nasugbu, Batangas (Punta Fuego)	26.9	455,238	Ro	Under construction	2008
Silang, Cavite	19.1	366,627	F	Under construction	2008
Cabanatuan, Nueva Ecija (Lakewood)	17.1	346,737	R	Completed	–
San Pablo, Laguna	29.3	338,435	R	Under construction	2011
Talisay, Cebu	63.9	332,000	R	Completed	–
Davao/Zamboanga/Iloilo	29.3	311,200	MP	Under construction	2014
San Pedro, Laguna	24.5	297,986	R	Under construction	2010
Baliuag, Bulacan (Waterwood 1)	32.4	264,574	R	Completed	–
Cabanatuan, Nueva Ecija (Courtyard)	33.8	228,831	R	Under construction	2010
Urdaneta, Pangasinan	15.2	141,182	R	Under construction	2008
Cagayan de Oro	20.5	120,000	MP	Under construction	2010
Muntinlupa City	39.1	97,000	R	Planning	–
Baliuag, Bulacan (Waterwood 2)	35.2	88,335	R	Under construction	2010
Lucena City, Quezon	79.6	40,076	R	Completed	–
Nasugbu, Batangas (Amara)	29.3	29,993	Ro	Under construction	2008
Baliuag, Bulacan (Waterwood 3)	48.9	17,382	R	Under construction	2010
Bajada, Davao	48.9	13,326	C	Completed	–
Legaspi City, Albay	24.0	11,022	C	Under construction	2008

R = Residential, Ro = Resort, F = Leisure Farms, C = Commercial, MP = Memorial Park
(i) The total area for sale as subdivisions and land designated for parks and open spaces

(B) At 31 December 2006, the inventories with a carrying amount of US$8.7 million (2005: US$12 6 million) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

25. Accounts Payable, Other Payables and Accruals

US$ millions	Consolidated 2006	2005
Trade payables	**135.1**	172.7
Accrued expenses	**79.5**	44.8
Other payables	**85.9**	61.1
Total	**300.5**	278.6

The ageing profile of the trade payables is analyzed as follows:

US$ millions	Consolidated 2006	2005
0 to 30 days	**129.0**	160.8
31 to 60 days	**0.4**	1.7
61 to 90 days	**0.7**	1.3
Over 90 days	**5.0**	8.9
Total	**135.1**	172.7

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximates to its fair value.

26. Borrowings

US$ millions	Effective interest rate (%)	Maturity	Notes	Consolidated 2006	2005
Short-term					
Bank loans	5.9 – 15.3 (2005: 8.9 – 18.0)	2007		**505.5**	221.3
Other loans	2.5 – 13.5 (2005: 2.5 – 13.5)	2007		**3.4**	123.7
Subtotal				**508.9**	345.0
Long-term					
Bank loans	7.6 – 15.3 (2005: 8.0 – 18.0)	2008 – 2013	(A)	**247.7**	57.9
Other loans	7.8 – 15.0 (2005: 2.5 – 13.5)	2008 – 2010	(B)	**399.3**	686.3
Subtotal				**647.0**	744.2
Total				**1,155.9**	1,089.2

The balance of the short-term borrowings includes US$150.3 million (2005: US$124.0 million) of the current portion of long-term borrowings.

During 2006, CAB Holdings Limited, a wholly-owned subsidiary company of the Company redeemed all of its outstanding secured bonds with a face value of US$108.0 million and Indofood repaid all of its Eurobonds with a face value of US$153.7 million.

The maturity profile of the Group's borrowings is as follows:

US$ millions	Bank loans 2006	2005	Other loans 2006	2005	Consolidated 2006	2005
Not exceeding one year	**505.5**	221.3	**3.4**	123.7	**508.9**	345.0
More than one year but not exceeding two years	**88.0**	0.5	**135.6**	151.8	**223.6**	152.3
More than two years but not exceeding five years	**57.1**	1.7	**262.4**	516.9	**319.5**	518.6
More than five years	**102.6**	55.7	**1.3**	17.6	**103.9**	73.3
Total	**753.2**	279.2	**402.7**	810.0	**1,155.9**	1,089.2
Representing amounts repayable						
– Wholly within five years	**650.6**	223.5	**401.4**	792.4	**1,052.0**	1,015.9
– Not wholly within five years	**102.6**	55.7	**1.3**	17.6	**103.9**	73.3
Total	**753.2**	279.2	**402.7**	810.0	**1,155.9**	1,089.2

The carrying amounts of the borrowings are denominated in the following currencies:

US$ millions	Consolidated 2006	2005
Rupiah	**642.3**	542.8
U.S. dollar	**459.1**	501.7
Peso	**50.6**	44.7
Others	**3.9**	–
Total	**1,155.9**	1,089.2

An analysis of the carrying amounts of the borrowings into fixed and variable interest rates is as follows:

US$ millions	Consolidated 2006	2005
Fixed interest rate	**441.4**	703.4
Variable interest rate	**714.5**	385.8
Total	**1,155.9**	1,089.2

The carrying amounts and fair values of the long-term borrowings are as follows:

US$ millions	Carrying amounts 2006	2005	Fair values 2006	2005
Bank loans	**247.7**	57.9	**249.3**	60.6
Other loans	**399.3**	686.3	**508.3**	724.1
Total	**647.0**	744.2	**757.6**	784.7

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 7.9 per cent to 15.3 per cent (2005: 8.0 per cent to 12.5 per cent) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below:

(A) Long-term Bank Loans

The balance includes US$148.3 million (with an aggregate face value of US$149.9 million) of bank loans (2005: US$49.3 million) borrowed by various wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$49.4 million (with a face value of US$50.0 million) of bank loan (2005: US$49.3 million) drawn in November 2005 secured by the Group's 1.7 per cent interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate, which is repayable in November 2012.

(b) A US$49.4 million (with a face value of US$50.0 million) of bank loan (2005: Nil) secured by the Group's 1.5 per cent interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$49.5 million (with a face value of US$49.9 million) of bank loan (2005: Nil) secured by the Group's 1.1 per cent interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(B) Long-term Other Loans

The balance principally includes US$153.1 million (with a face value of US$146.3 million) of Exchangeable Notes (2005: US$193.1 million with a face value of US$199.0 million) issued by First Pacific Finance Limited (FPF), a wholly-owned subsidiary company of the Company, and two series of bonds issued by Indofood.

(a) Details of the Exchangeable Notes issued by FPF are summarized as follows:

On 18 January 2005, the Company issued US$199.0 million five-year zero coupon Exchangeable Notes through FPF. The Exchangeable Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company. The Exchangeable Notes with a face amount of US$52.7 million were converted during 2006, leaving an outstanding principal amount of US$146.3 million.

The Exchangeable Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Exchangeable Notes at 131.97 per cent of their principal amount on 18 January 2010. The noteholders have the option to put the Exchangeable Notes to FPF at 118.11 per cent of their principal amount on the third anniversary of the Exchangeable Notes.

The Exchangeable Notes carry an initial conversion premium of 21 per cent, which translates the conversion price into US$29.33 per PLDT share. Assuming a full exchange of the Exchangeable Notes, the Exchangeable Notes will be exchangeable into approximately 2.7 per cent of the total common shares issued by PLDT, which has been set aside in accordance with the terms and conditions of the Exchangeable Notes.

(b) Details of the bonds issued by Indofood are summarized as follows:

(I) Rupiah 1.2 trillion (with a face value of US$136.0 million) of Rupiah bonds (which represents the original amount issued in June 2003 of Rupiah 1.5 trillion (US$166.3 million) less repurchase of the bonds with a face value of Rupiah 0.3 trillion (US$30.3 million) during 2005) (2005: US$123.4 million), with a coupon rate of 13.5 per cent, are payable quarterly, and mature in June 2008; and

(II) Rupiah 1.0 trillion (with a face value of US$108.2 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$110.9 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.7 million) during 2005) (2005: US$98.8 million), with a coupon rate of 12.5 per cent, are payable quarterly, and mature in July 2009.

(C) Charges on Group Assets

At 31 December 2006, the total borrowings include secured bank and other borrowings of US$193.9 million (2005: US$187.5 million). Such bank and other borrowings were secured by the Group's property and equipment, plantations, available-for-sale assets, accounts receivables, pledged deposits and inventories equating to a net book value of US$84.1 million (2005: US$45.2 million) and the Group's interest of 4.3 per cent (2005: 1.7 per cent) in PLDT.

(D) Bank Covenants

The Group has complied with all of its bank covenants, except for those related to Metro Pacific. Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2006, Metro Pacific had Pesos 485 million (US$9.9 million) outstanding debt obligations. Metro Pacific has reached agreements with certain of its creditors for the settlement of some of the debt obligations and anticipates to reduce the outstanding debt obligations to less than Pesos 200 million (US$4.1 million) during 2007.

27. Provision for Taxation

US$ millions	Consolidated 2006	2005
At 1 January	**11.2**	26.2
Exchange translation	**1.2**	(1.2)
Acquisition of subsidiary companies (Note 33(C))	**0.3**	–
Disposal of subsidiary companies (Note 33(D))	**(0.1)**	–
Provision for taxation on estimated assessable profits for the year (Note 7)	**52.5**	28.9
Transfer to deferred tax (Note 21)	**(1.7)**	(0.3)
Total	**63.4**	53.6
Tax paid	**(40.3)**	(42.4)
At 31 December	**23.1**	11.2

28. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term payables	Others	Consolidated 2006	2005
At 1 January	51.2	26.0	14.5	16.3	**108.0**	125.2
Exchange translation	4.4	0.2	1.3	0.2	**6.1**	(0.5)
Additions	8.7	–	1.0	12.8	**22.5**	30.9
Acquisition of subsidiary companies (Note 33(C))	0.2	–	–	–	**0.2**	–
Disposal of subsidiary companies (Note 33(D))	(1.5)	–	–	(0.3)	**(1.8)**	–
Payment and utilization	(0.2)	(3.8)	(7.0)	(15.3)	**(26.3)**	(27.8)
Reclassification	–	–	–	–	**–**	(19.8)
At 31 December	62.8	22.4	9.8	13.7	**108.7**	108.0
Presented As:						
Current Portion	–	1.3	1.6	13.7	**16.6**	15.3
Non-current Portion	62.8	21.1	8.2	–	**92.1**	92.7
Total	62.8	22.4	9.8	13.7	**108.7**	108.0

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for service agreement (Note 37(J)).

The long-term payables mainly relate to MPIC's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

The others mainly relate to a restructuring provision and provisions for warranty claims. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

29. Share Capital

US$ millions	Consolidated and Company 2006	2005
Authorized		
5,000,000,000 (2005: 5,000,000,000) ordinary shares of U.S. 1 cent each	**50.0**	50.0
Issued and fully paid		
At 1 January	**31.9**	31.9
Issue of shares upon the exercise of share options	**0.1**	–
At 31 December		
3,204,793,003 (2005: 3,188,833,003) ordinary shares of U.S. 1 cent each	**32.0**	31.9

During the year, 15,960,000 share options were exercised at an exercise price of HK$1.76 per share, resulting in the issue of 15,960,000 new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$28.1 million (US$3.6 million). Details of the Company's share option scheme are set out in Note 36(D)(a) to the Financial Statements.

30. Other Reserves

An analysis of the Group's exchange reserve, by principal operating company, is set out below:

US$ millions	Consolidated 2006	2005
PLDT	**(44.7)**	(29.3)
Indofood	**(2.6)**	(25.0)
Others	**4.6**	3.4
Total	**(42.7)**	(50.9)

An analysis of the accumulated reserves of the associated companies, included within the consolidated reserves, is set out below:

US$ millions	Consolidated 2006	2005
Revenue reserve	**(858.2)**	(962.4)
Exchange reserve	**(44.8)**	(29.3)
Unrealized (losses)/gains on cash flow hedges	**(6.6)**	4.0
Total (Note 14)	**(909.6)**	(987.7)

The contributed surplus of the Company arose from the reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

31. Minority Interest

An analysis of the Group's minority interest, by principal operating company, is set out below:

US$ millions	Consolidated 2006	2005
Indofood	**420.2**	296.1
MPIC/Metro Pacific	**29.9**	27.8
Total	**450.1**	323.9

32. Derivative Liability

The derivative liability represents the fair value of the option embedded in the Exchangeable Notes issued by FPF. Details regarding the issue of the Exchangeable Notes are set out in Note 26(B)(a).

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$99.6 million (2005: US$39.3 million) on a mark-to-market basis at 31 December 2006. The increase during the year primarily reflects an increase in PLDT share price, partly offset by an amount realized upon partial settlement of the Exchangeable Notes.

33. Notes to the Consolidated Cash Flow Statement

(A) Acquisition of Assets Designated as Financial Assets at Fair Value through Profit or Loss

The cash outflow of US$73.7 million (2005: Nil) relates principally to the Group's acquisition of 1.1 per cent interest in PLDT and designated as financial assets at fair value through profit or loss.

(B) Increased Investment in an Associated Company

The cash outflow of US$37.3 million (2005: US$57.3 million) relates to the Group's increased investment in PLDT.

(C) Acquisition of Subsidiary Companies

US$ millions	Fair value recognized on acquisition					Carrying amount immediately before the acquisition	
	Indofood's acquisition of Pacsari Pte Ltd (PPL)	Indofood's acquisition of PT Sarana Inti Pratama (SAIN) and its subsidiary companies	Others	**2006 Total**	2005 Indofood's acquisition of Silveron Investments Limited and its subsidiary companies, PT Kebun Mandiri Sejahtera and others Total	**2006 Total**	2005 Total
Consideration							
Cash and cash equivalents	40.5	1.5	0.2	**42.2**	9.6		
Associated companies	–	–	0.6	**0.6**	–		
Accounts receivable, other receivables and prepayments (Current) [(i)]	–	14.9	0.6	**15.5**	16.7		
Other non-current assets [(ii)]	–	–	5.2	**5.2**	–		
Total	40.5	16.4	6.6	**63.5**	26.3		
Net Assets							
Property and equipment (Note 11)	87.9	1.5	5.6	**95.0**	2.7	**39.0**	2.1
Plantations (Note 12)	–	26.4	–	**26.4**	18.1	**3.6**	8.2
Accounts receivable, other receivables and prepayments (Non-current)	–	2.9	–	**2.9**	–	**2.9**	–
Prepaid land premiums (Note 19)	–	1.9	–	**1.9**	–	**1.4**	–
Deferred tax assets (Note 21)	–	1.0	0.3	**1.3**	1.3	**1.3**	1.3
Other non-current assets	–	4.8	1.2	**6.0**	1.9	**5.1**	1.9
Cash and cash equivalents	9.1	0.6	0.9	**10.6**	3.4	**10.6**	3.4
Accounts receivable, other receivables and prepayments (Current)	0.2	0.4	4.2	**4.8**	7.2	**4.8**	7.2
Inventories	0.1	0.3	1.1	**1.5**	1.2	**1.5**	1.2
Accounts payable, other payables and accruals	(5.4)	(3.7)	(4.6)	**(13.7)**	(4.2)	**(13.7)**	(4.2)
Short-term borrowings	(15.1)	–	–	**(15.1)**	(1.1)	**(15.1)**	(1.1)
Provision for taxation (Note 27)	–	(0.1)	(0.2)	**(0.3)**	–	**(0.3)**	-
Long-term borrowings	–	(4.2)	–	**(4.2)**	(1.4)	**(4.2)**	(1.4)
Deferred liabilities and provisions (Note 28)	–	(0.1)	(0.1)	**(0.2)**	–	**(0.2)**	–
Deferred tax liabilities (Note 21)	(15.5)	(8.1)	(1.2)	**(24.8)**	(3.7)	–	(0.6)
Total Net Assets	61.3	23.6	7.2	**92.1**	25.4	**36.7**	18.0
Minority interest	(27.9)	(7.4)	(0.6)	**(35.9)**	(0.8)		
Total Share of Net Assets Acquired at Fair Value	33.4	16.2	6.6	**56.2**	24.6		
Goodwill (Note 18)	7.1	0.2	–	**7.3**	4.4		
Excess over the Cost of a Business Combination (Note 6)	–	–	–	–	(2.7)		
Total	7.1	0.2	–	**7.3**	1.7		
Net (Outflow)/Inflow of Cash and Cash Equivalents per the Consolidated Cash Flow Statement	(31.4)	(0.9)	0.7	**(31.6)**	(6.2)		

(i) Mainly represents the deposit paid for the acquisition of SAIN's convertible bonds made by PT Salim Ivomas Pratama (SIMP), a subsidiary company of Indofood, in December 2005

(ii) Represents Indofood's investment in PT Pelayaran Tahta Bahtera's convertible bonds in November 2005

In June 2006, Indofood acquired a 55.0 per cent interest in PPL for US$40.5 million and SIMP completed the acquisition of a 70.0 per cent interest in SAIN for US$16.4 million. PPL engages in shipping operations and SAIN engages in the operations of oil palm breeding, research management and plantations in Indonesia.

Since the date of acquisitions, the above acquired companies recorded a loss for the year of US$0.7 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2006, the turnover and profit for the year of the Group for the year ended 31 December 2006 would have been US$2,506.9 million and US$223.9 million, respectively. The subsidiary companies acquired during the year had net cash inflows from operating and investing activities, of US$2.6 million and US$4.1 million, respectively and had a cash outflow of US$11.6 million in respect of financing activities during the year.

(D) Disposal of Subsidiary Companies

US$ millions	Nenaco and its subsidiary companies
Property and equipment (Note 11)	**20.6**
Other non-current assets	**1.4**
Cash and cash equivalents	**0.9**
Accounts receivable, other receivables and prepayments (Current)	**3.7**
Inventories	**0.8**
Non-current assets held for sale	**6.9**
Accounts payable, other payables and accruals	**(10.6)**
Provision for taxation (Note 27)	**(0.1)**
Long-term borrowings	**(23.9)**
Deferred liabilities and provisions (Note 28)	**(1.8)**
Deferred tax liabilities (Note 21)	**(4.9)**
Total Net Assets Disposed Of	**(7.0)**
Gain on disposal (Note 6)	**7.1**
Consideration	
Cash and cash equivalents	**0.1**
Net Outflow of Cash and Cash Equivalents per the Consolidated Cash Flow Statement	**(0.8)**

(E) Pledged Deposits and Restricted Cash

At 31 December 2006, the Group has US$30.0 million of pledged bank deposits (2005: Nil) and US$1.3 million (2005: US$4.7 million) of cash which was restricted as to use. All of the US$31.3 million (2005: US$4.7 million) pledged deposits and restricted cash are expected to be released within one year from 31 December 2006 and required to be classified as current assets.

The pledged deposits with a net book amount of US$30.0 million (2005: Nil) was pledged as security for certain of the Group's banking facilities (Note 26(C)).

(F) Major Non-cash Transactions

(a) During the year, the Group settled US$50.1 million of the Head Office's Exchangeable Notes through the transfer of 0.9 per cent of PLDT shares.

(b) On 16 August 2006, Indofood completed merger between its wholly-owned edible oils and fats subsidiary companies and SIMP through share swap. Please refer to Note 37(E) for details.

(c) On 8 December 2006, MPIC acquired a 96.6 per cent interest in Metro Pacific through share swap. Please refer to Note 37(H) for details.

The Group has applied merger accounting in accounting for the common control combination transactions described in (b) and (c) above.

34. Commitments and Contingent Liabilities

(A) Capital Expenditure

US$ millions	Consolidated 2006	2005
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**179.1**	15.1
Contracted, but not provided for	**4.8**	7.5
Total	**183.9**	22.6

The Group's capital expenditure commitments principally relate to Indofood's purchase of property and equipment.

At 31 December 2006, the Company has no commitments in respect of capital expenditure (2005: Nil).

(B) Leasing Commitments

At 31 December 2006, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows:

US$ millions	Consolidated 2006	2005
Land and Buildings		
– Within one year	**5.2**	3.5
– Between two and five years inclusive	**9.4**	9.8
– After five years	**3.6**	4.2
Subtotal	**18.2**	17.5
Plant and Equipment		
– Within one year	**0.5**	0.5
– Between two and five years inclusive	**2.1**	1.0
– After five years	**0.5**	0.2
Subtotal	**3.1**	1.7
Total	**21.3**	19.2

At 31 December 2006, the Company did not have any leasing commitments (2005: Nil).

(C) Contingent Liabilities

At 31 December 2006, neither the Group nor the Company had any significant contingent liabilities (2005: Nil).

35. Employees' Benefits

(A) Remuneration

US$ millions	Consolidated 2006	2005
Basic salaries	**149.3**	121.2
Bonuses	**31.4**	23.4
Benefits in kind	**35.1**	19.5
Pension contributions	**8.3**	8.4
Retirement and severance allowances	**10.1**	20.9
Equity-settled share option expense	**3.0**	5.2
Total (Note 6)	**237.2**	198.6
Average Number of Employees	**48,382**	47,881

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 36(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes covering approximately 23,744 (2005: 22,001) employees.

(a) Defined contribution schemes

The Group operates five (2005: six) defined contribution schemes covering approximately 22,907 (2005: 20,686) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2005: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2005: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2006, no amounts (2005: Nil) were used for this purpose. At 31 December 2006, the forfeited contributions had been fully utilized.

(b) Defined benefit schemes

The Group operates three (2005: four) defined benefit schemes covering approximately 837 (2005: 1,315) employees. The assets of two of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Sentra Jasa Aktuaria's actuary (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. and Mr. Orlando J. Manalang, FASP (members of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2006, the Group's level of funding in respect of its defined benefit schemes was 64.4 per cent (2005: 45.8 per cent).

(I) The amount of deficit under the defined benefit schemes included in the balance sheet is as follows:

US$ millions	Consolidated 2006	2005
Present value of defined benefit obligations	**(10.5)**	(11.0)
Fair value of plan assets	**6.8**	6.2
Liability in the Balance Sheet	**(3.7)**	(4.8)

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

US$ millions	Consolidated 2006	2005
At 1 January	**(11.0)**	(9.0)
Exchange translation	**(1.6)**	0.8
Current service cost	**(0.4)**	(0.4)
Past service cost – vested benefits	**–**	(0.4)
Past service cost – non-vested benefits	**0.9**	(1.9)
Interest cost on obligation	**(1.4)**	(1.2)
Actuarial gains/(losses)	**0.1**	(0.1)
Liabilities extinguished on settlements	**0.1**	–
Disposal of subsidiary companies	**0.5**	–
Benefit paid	**2.3**	1.2
At 31 December	**(10.5)**	(11.0)

(III) The changes in the fair value of plan assets during the year are as follows:

US$ millions	Consolidated 2006	2005
At 1 January	**6.2**	6.4
Exchange translation	**0.1**	(0.7)
Expected return	**0.6**	0.5
Actuarial losses	**(0.2)**	–
Contributions by employer	**2.6**	–
Disposal of subsidiary companies	**(0.2)**	–
Benefit paid	**(2.3)**	–
At 31 December	**6.8**	6.2

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Consolidated 2006	2005
Indonesian equities	**99%**	96%
Philippines equities	**1%**	4%

(V) Amounts for the current and previous four years are as follows:

US$ millions	Consolidated 2006	2005	2004	2003	2002
Defined benefit obligation	**(10.5)**	(11.0)	(9.0)	(11.0)	(9.5)
Plan assets	**6.8**	6.2	6.4	6.8	5.1
Deficit	**(3.7)**	(4.8)	(2.6)	(4.2)	(4.4)
Experience adjustments on plan liabilities	**(0.1)**	(2.3)	(1.0)	–	–
Experience adjustments on plan assets	**–**	–	–	–	–

(VI) The amount recognized in the profit and loss statement is analyzed as follows:

US$ millions	Consolidated 2006	2005
Current service cost	**0.4**	0.4
Past service cost	**(0.9)**	2.3
Interest cost on obligation	**1.4**	1.2
Expected return on plan assets	**(0.6)**	(0.5)
Net actuarial losses recognized in the year	**0.1**	0.1
Total Included in Employees' Remuneration (Included in Cost of Sales, Distribution Costs and Administrative Expenses)	**0.4**	3.5
Actual Return on Plan Assets	**10%**	8%

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

	2006	2005
Discount rate	**11%**	11%
Expected return on plan assets	**10%**	10%
Future salary increases	**7%**	7%
Future pension increases	**7%**	7%
Average remaining working life of employees (years)	**7.3**	12.0

(VIII) The Group expects to contribute US$0.5 million to its defined benefit schemes in 2007.

(C) Loans to Officers

During 2006 and 2005, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

36. Directors' and Senior Executives' Remuneration

(A) Directors' Remuneration

The tables below show the remuneration of Directors on an individual basis.

Directors' Remuneration – 2006

US$'000	Non-performance based Salaries	Other benefits	Pension contributions	Performance based payments	Equity-settled share option expense	Fees	Emoluments	2006 Total
Chairman								
Anthoni Salim	464	-	-	-	-	-	-	**464**
Executive Directors								
Manuel V. Pangilinan, *Managing Director and Chief Executive Officer*	1,502	89	91	1,455	729	-	-	**3,866**
Edward A. Tortorici	1,076	153	1,284	-	729	-	-	**3,242**
Robert C. Nicholson	817	27	2	478	562	-	-	**1,886**
Non-executive Directors								
Ambassador Albert F. del Rosario	-	-	-	-	-	92	-	**92**
Sutanto Djuhar	-	-	-	-	-	-	-	**-**
Tedy Djuhar	-	-	-	-	-	-	-	**-**
Ibahim Risjad	-	-	-	-	-	-	-	**-**
Benny S. Santoso	-	-	-	-	-	-	-	**-**
Independent Non-executive Directors								
Graham L. Pickles	-	-	-	-	-	95	-	**95**
Edward K.Y. Chen, *GBS, CBE, JP*	-	-	-	-	-	60	-	**60**
David W.C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*	-	-	-	-	-	45	77	**122**
Total	3,859*	269	1,377	1,933	2,020	292	77	**9,827**

Directors' Remuneration – 2005

US$'000	Non-performance based Salaries	Other benefits	Pension contributions	Performance based payments	Equity-settled share option expense	Fees	Emoluments	2005 Total
Chairman								
Anthoni Salim	435	-	-	-	-	-	-	435
Executive Directors								
Manuel V. Pangilinan, *Managing Director and Chief Executive Officer*	1,467	210	91	1,008	1,224	-	-	4,000
Edward A. Tortorici	900	195	1,164	-	1,224	-	-	3,483
Robert C. Nicholson	933	21	2	467	941	-	-	2,364
Non-executive Directors								
Ambassador Albert F. del Rosario	-	-	-	-	119	25	-	144
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	119	-	-	119
Independent Non-executive Directors								
Graham L. Pickles	-	-	-	-	119	65	-	184
Edward K.Y. Chen, *GBS, CBE, JP*	-	-	-	-	119	55	-	174
David W.C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*	-	-	-	-	119	30	77	226
Total	3,735	426	1,257	1,475	3,984	175	77	11,129

(i) *Performance based payments comprise performance bonuses and long-term monetary incentive awards*
(ii) *For meetings attended*
(iii) *For consultancy services provided to the Company*

Included in the total Directors' remuneration is an amount of US$1.1 million (2005: US$0.8 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. Two (2005: Two) senior executives were among the Group's five highest earning employees. The remaining three (2005: three) of the five highest earning employees are the Company's Directors.

US$ millions	2006	2005
Non-performance based		
– Salaries and benefits	**0.7**	0.6
Performance based		
– Bonuses and long-term monetary incentive awards	**0.3**	0.2
Equity-settled share option expense	**0.3**	0.6
Total	**1.3**	1.4

The table below shows the remuneration of the two (2005: two) senior executives who were among the Group's five highest earning employees in 2006.

Remuneration bands	2006 Number	2005 Number
US$573,001 – US$637,000	**1**	–
US$637,001 – US$701,000	**1**	1
US$701,001 – US$765,000	**–**	1
Total	**2**	2

(C) Key Management Personnel Compensation

US$ millions	Consolidated 2006	2005
Non-performance based		
– Salaries and benefits	**13.3**	11.0
– Pension contributions	**1.5**	1.4
Performance based		
– Bonuses and long-term monetary incentive awards	**5.2**	3.4
Equity-settled share option expense	**3.0**	5.2
Total	**23.0**	21.0

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2006 are set out below.

(a) Particulars of the Company's share option scheme

Company	Share options held at 1 January 2006	Share options granted during the year	Share options exercised during the year	Share options held at 31 December 2006	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	-	(14,120,000)	**17,680,000**	1.76	1.76	3.68	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	-	-	**24,500,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Independent Non-Executive Directors											
Graham L. Pickles	2,840,000	-	(1,840,000)	**1,000,000**	1.76	1.76	3.56 - 3.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, GBS, CBE, JP	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	-	-	**32,286,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	-	4,500,000	-	**4,500,000**	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
Total	131,746,000	4,500,000	(15,960,000)	**120,286,000**							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant directors and executives of the Company share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each a share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$3.25
Exercise price	HK$3.275
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	50 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.71 per cent per annum

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100 per cent higher than the exercise price.

The binomial model, applied for determining of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note 2(D)(q)(III) to the Financial Statements.

(b) Particulars of Metro Pacific's share option schemes

Metro Pacific	Share options held at 1 January 2006	Share options cancelled during the year	Reduction in share options upon share consolidation	Share options held at 31 December 2006	Share option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	315,684	(267,649)	(45,634)	**2,401**	69.2	71.4	1 August 1997	August 1997	August 2007

(i) As a result of a 20-to-1 share consolidation for Metro Pacific in August 2006
(ii) Price adjusted for the 20-to-1 share consolidation mentioned in (i) above

On 15 May 1990, Metro Pacific approved a share option scheme (Old Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options at any time. At 31 December 2006, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 2,401, which represents less than 0.01 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offered shall be determined by Metro Pacific's directors at their absolute discretion, but in any event shall not be less than (i) the average of the official closing prices of the shares on the Philippine Stock Exchange (PSE) for the 20 trading days immediately preceding the relevant offer date or (ii) the par value of the shares.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific's directors may, at their discretion, invited executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific's shares for one or more board lots of such Metro Pacific's shares on the PSE on the option grant date; (ii) the average closing price of the Metro Pacific's shares for one or more board lots of such Metro Pacific shares on the PSE for the five business days immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option schemes.

37. Related Party Transactions

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, NTT DoCoMo, Inc. and NTT Communications, Inc. which governs the shareholding arrangements and other business arrangements, including the rollout and development of 3G services in the Philippines, between the parties.

(B) In April 2006, a company in which the Company has 100 per cent economic interest converted its Pesos 450 million (US$8.6 million) investment in Metro Pacific's preferred shares into common shares at Peso 1 per share, which increased the Group's economic interest in Metro Pacific from 75.5 per cent to 76.1 per cent.

(C) In April 2006, MPIC acquired Metro Pacific's entire 51.0 per cent interest in Landco, Inc. for a consideration of Pesos 667.7 million (US$12.8 million) and a Pesos 137.7 million (US$2.6 million) receivable from Landco, Inc. at its face value. The Group has applied merger accounting in accounting for this common control combination transaction. In May 2006, MPIC converted the said receivable from Landco, Inc. into new shares in Landco, Inc., with a pro-rated contribution of Pesos 132.2 million (US$2.5 million) from AB Holdings, Inc., the 49 per cent shareholder of Landco, Inc.

(D) In May 2006, Metro Pacific repaid its outstanding liabilities owed to certain wholly-owned subsidiary companies of the Company totaling Pesos 854 million (US$16.4 million).

(E) On 16 August 2006, Indofood completed a merger between its wholly-owned edible oils and fats subsidiary companies and SIMP, through the issue of new shares by SIMP to Indofood in exchange for the full ownership of the edible oils and fats business. As a result, Indofood's effective interest in the merged SIMP increased to approximately 84 per cent from 80 per cent.

(F) On 16 August 2006, SIMP entered into a conditional sale and purchase agreement with Rascal Holdings Limited (Rascal), a company owned by the Chairman of the Company, in relation to the purchase of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.8 million). Completion of the acquisition is conditional upon fulfillment of various conditions precedent. The transaction was completed on 9 March 2007. Please refer to Note 39(D) and the Corporate Governance Report on page 47 for details.

(G) In November 2006, Metro Pacific Holdings Inc., a company in which the Company has a 100 per cent economic interest, advanced US$60.3 million to MPIC for the purpose of financing MPIC's bidding for Maynilad Water.

(H) On 8 December 2006, MPIC issued new shares to 96.6 per cent of the existing shareholders of Metro Pacific (which include the Company's subsidiary companies holding an aggregate 76.1 per cent in Metro Pacific) in exchange for those Metro Pacific shareholders' ownership in Metro Pacific. As a result, the Group's economic interest in MPIC reduced to approximately 95.9 per cent from 100 per cent.

(I) On 21 December 2006, Metro Pacific sold approximately an 83.7 per cent equity interest in Nenaco (which reduced its interest in Nenaco from 99.0 per cent to 15.3 per cent) to a company owned by members of Nenaco's management team led by a former director of Metro Pacific.

(J) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2005: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting on 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were prepaid for the whole 25-year period.

The total fees under these arrangements amounted to Pesos 591 million (US$11.6 million) for the year ended 31 December 2006 (2005: Pesos 567 million or US$10.3 million). At 31 December 2006, ALBV had an outstanding receivable under the technical assistance agreement amounting to Pesos 128 million (US$2.6 million) (2005: Pesos 194 million or US$3.7 million). At 31 December 2006, the outstanding prepaid management fees amounted to Pesos 869 million (US$17.7 million) (2005: Pesos 920 million or US$17.3 million).

(K) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions For the year ended 31 December US$ millions	Consolidated 2006	2005
Profit and Loss Items		
Sales of finished goods		
– to associated companies	**45.9**	40.2
– to affiliated companies	**36.1**	33.3
Purchases of raw materials		
– from associated companies	**40.1**	25.9
– from affiliated companies	**5.0**	5.5
Management and technical services fee income and royalty income		
– from associated companies	**0.8**	0.4
– from affiliated companies	**3.7**	3.1
Insurance expenses		
– to affiliated companies	**3.2**	–
Rental expenses		
– to affiliated companies	**1.3**	1.4
Transportation and pump services expenses		
– to affiliated companies	**0.5**	1.0

Approximately three per cent (2005: four per cent) of Indofood's sales and three per cent (2005: two per cent) of its purchases were transacted with these related companies.

Nature of balances At 31 December US$ millions	Consolidated 2006	2005
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	**1.6**	0.1
– from affiliated companies	**4.8**	4.8
Accounts receivable – non-trade		
– from associated companies	**–**	0.1
– from affiliated companies	**7.5**	5.9
Accounts payable – trade		
– to associated companies	**4.8**	6.4
– to affiliated companies	**1.1**	1.2

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 46 to 50.

(L) Details of compensation of key management personnel of the Group during the year are set out in Note 36(C) to the Financial Statements.

38. Financial Risk Management

The Group's principal financial instruments, other than derivatives, comprise bank loans and other interest-bearing loans, and cash and short-term time deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swap and foreign exchange contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(D)(t) to the Financial Statements.

(A) Market Risk

(a) Currency risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning. In addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

(b) Price risk

The Group is exposed to commodity price risk, especially wheat and CPO, which are the raw materials used to manufacture the Group's products, which depends on the level of demand and supply in the market, and the global economic environment. The Group is also exposed to commodity price risk as changes in fair values of future commodity contracts used by certain subsidiary companies to manage their exposures on commodity price fluctuations are directly recognized to the profit and loss statement. Such future commodity contracts also do not qualify as effective hedges and therefore not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The Group is also exposed to the changes in the market value of its equity investments.

(B) Credit Risk

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantee. For the property business, transfers of property title are effected upon full payment of the purchase price. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which comprise cash and cash equivalents, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has no significant concentrations of credit risk.

(C) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

(D) Fair Value and Cash Flow Interest Rate Risk

The Group's interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At 31 December 2006, 38.2 per cent of the Group's borrowings were at fixed rates.

The value of the Group's investments in fixed rate debentures/debt securities fluctuates as a result of changes in market interest rates and the changes in their values are recognized in the Group's equity.

39. Subsequent Events

(A) On 8 January 2007, the Company obtained the approval from its shareholders to complete the listing of Indofood's oil palm plantations and edible oils and fats businesses through a reverse takeover of IndoAgri (formerly known as ISG Asia Limited and CityAxis Holdings Limited, a company listed on the Singapore Exchange Securities Trading Limited (SGX – ST) Dealing and Automated Quotation System). The reverse takeover was completed on 23 January 2007. A provisional estimate of the goodwill that will arise (subject to further assessment of the fair value of share of identified assets acquired and liabilities and contingent liabilities assumed) from the acquisition of IndoAgri amounts to approximately US$8 million.

Upon completion of the reverse takeover, Indofood's 83.8 per cent owned subsidiary, Indofood Singapore Holdings Pte Ltd (ISHPL), became the majority shareholder of IndoAgri owning a controlling interest of approximately 98.7 per cent of the enlarged issued share capital of IndoAgri. To comply with the SGX-ST's rules on shareholding spread and distribution requirements, IndoAgri carried out a placement of 338.0 million new shares at a price of 1.25 Singapore dollars per share (which raised gross proceeds of approximately US$270.8 million) in February 2007. The placement shares represent approximately 25 per cent of the enlarged share capital of IndoAgri after the placement. Following the placement, ISHPL's effective interest in IndoAgri was diluted from approximately 98.7 per cent to approximately 74.0 per cent.

The Group is expected to record a dilution gain of approximately US$50 million in 2007 in respect of IndoAgri's share placement.

(B) On 10 January 2007, DMCI-MPIC Water Company Inc. (DMCI-MPIC), a 50.0 per cent owned joint venture company of MPIC, acquired a 84.0 per cent equity interest in Maynilad Water Services, Inc. (Maynilad Water) for a total consideration of US$25.7 million (accompanied by estimated transaction costs of US$17.6 million and an arbitration cost of US$2.5 million). In addition, DMCI-MPIC (i) repaid on behalf of Maynilad Water US$31.0 million of financial assistance previously provided by Metropolitan Waterworks and Sewerage System (MWSS) to Maynilad Water, (ii) will contribute additional equity to Maynilad Water for funding its requirement for its capital expenditure and repayment to its existing creditors which amounts to US$444.7 million over a period of three years and (iii) established a performance bond in an amount of US$12.0 million in respect of Maynilad Water's obligations under the concession. Maynilad Water holds an exclusive concession, granted by MWSS on behalf of the Philippine Government, to provide water and sewerage services in the area of West Metro Manila. Since DMCI-MPIC is a jointly-controlled entity, the Group adopted proportionate consolidation in accounting for the financial results and financial position of its investment in DMCI-MPIC. The provisional impact of this acquisition on the financial position of the Group based on the existing carrying amounts of Maynilad Water's assets and liabilities (subject to further assessment of the fair value of share of identifiable assets acquired and liabilities and contingent liabilities assumed) is summarized as follows:

US$ millions	
50 Per Cent Share of Consideration	
Cash and cash equivalents	22.9
50 Per Cent Share of Net Assets	
Property and equipment	62.1
Deferred tax assets	2.3
Other non-current assets	135.8
Cash and cash equivalents	20.0
Available-for-sale assets (Current)	8.3
Accounts receivable, other receivables and prepayments (Current)	23.2
Accounts payable, other payables and accruals	(56.5)
Short-term borrowings	(13.7)
Long-term borrowings	(75.0)
Deferred liabilities and provisions	(73.2)
Minority interest	(5.3)
Total Share of Net Assets Acquired at Fair Value	28.0
Excess over the Cost of a Business Combination to be Recognized as Income	5.1

(C) On 28 February 2007, after obtaining the approval from the Company's shareholders at a SGM, the Group completed the acquisition of an approximately 46 per cent additional interest in Philippine Telecommunications Investment Corporation (PTIC), which represents approximately a 6.4 per cent interest in PLDT, for a total consideration of approximately Pesos 25.2 billion (US$510.6 million). The acquisition was made in the context of a public auction by the Philippine Government of its approximately 46 per cent interest in PTIC with the Group exercising the "right to match" the highest bid received in the auction. PTIC holds PLDT shares representing approximately 13.8 per cent of PLDT's issued common share capital.

(D) On 9 March 2007, PT Salim Ivomas Pratama, a 64.2 per cent owned subsidiary company of Indofood, completed the acquisition of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.8 million) from Rascal Holdings Limited, a company owned by the Chairman of the Company. The provisional impact of this acquisition on the financial position of the Group (subject to further assessment of fair value of the share of identifiable assets acquired and liabilities and contingent liabilities assumed) is summarized as follows:

US$ millions	Fair value recognized on acquisition	Carrying amount immediately before the acquisition
Consideration		
Cash and cash equivalents	13.8	
Net Assets		
Property and equipment	3.2	2.6
Plantations	15.4	11.4
Prepaid land premiums	9.6	1.0
Deferred tax assets	0.2	0.2
Cash and cash equivalents	0.3	0.3
Accounts receivable, other receivables and prepayments (Current)	1.0	1.0
Inventories	0.6	0.6
Accounts payable, other payables and accruals	(5.6)	(5.6)
Short-term borrowings	(0.1)	(0.1)
Deferred tax liabilities	(4.0)	–
Total Net Assets	20.6	11.4
Minority interest	(8.2)	
Total Share of Net Assets Acquired at Fair Value	12.4	
Goodwill	1.4	

40. Approval of the Financial Statements

The Financial Statements were approved and authorized for issue by the Board of Directors on 11 April 2007.

Glossary of Terms

Financial Terms

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes into account of the number of years of service and the final salary of each member

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member

EBITDA Earnings before interest, tax, depreciation and amortization

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount

NAV Net Asset Value

NET ASSETS Total assets less total liabilities, equivalent to total equity

NET CURRENT ASSETS Current assets less current liabilities

NET DEBT Total of short-term and long-term borrowings, net of cash and cash equivalents and restricted cash

RECURRING PROFIT Profit attributable to equity holders of the parent excluding foreign exchange and derivative gains/losses and non-recurring items

Financial Ratios

BASIC EARNINGS PER SHARE Profit attributable to equity holders of the parent/weighted average number of shares in issue during the year

CURRENT RATIO Current assets/current liabilities

DILUTED EARNINGS PER SHARE Profit attributable to equity holders of the parent adjusted for the effect of assumed conversion of all dilutive potential ordinary shares/weighted average number of shares in issue during the year plus the weighted average number of ordinary shares which would be issued on the assumed conversion of all dilutive potential ordinary shares

DIVIDEND PAYOUT RATIO Ordinary share dividends paid and recommended/recurring profit

GEARING RATIO Net debt/total equity

INTEREST COVER Profit before taxation (excluding foreign exchange and derivative gains/losses and non-recurring items) and net borrowing costs/net borrowing costs

RETURN ON AVERAGE EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT Recurring profit/average equity attributable to equity holders of the parent

RETURN ON AVERAGE NET ASSETS Profit for the year (excluding foreign exchange and derivative gains/losses and non-recurring items)/ average net assets

Others

ADR American Depositary Receipts

AGM Annual General Meeting

DSL Digital Subscriber Line

GAAP Generally Accepted Accounting Principles

GSM Global System for Mobile Communications

HKAS Hong Kong Accounting Standards

HKFRS Hong Kong Financial Reporting Standards

HKICPA Hong Kong Institute of Certified Public Accountants

IFRIC International Financial Reporting Interpretations Committee

IFRS International Financial Reporting Standards

INT Interpretations

LISTING RULES The Rules Governing the Listing of Securities on SEHK

MODEL CODE Model Code for Securities Transactions by Directors of Listed Issuers

SEHK The Stock Exchange of Hong Kong Limited

SFO Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)

SGM Special General Meeting

SMS Short Messaging System

Information for Investors

Financial Diary

Announcement of 2006 results	11 April 2007
Annual report posted to shareholders	30 April 2007
Last day to register for final dividend	17 May 2007
Annual General Meeting	1 June 2007
Payment of final dividend	29 June 2007
Preliminary announcement of 2007 interim results	29 August 2007*
Interim report posted to shareholders	28 September 2007*
Financial year-end	31 December 2007
Preliminary announcement of 2007 results	26 March 2008*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 1443
Fax : (1 441) 295 9216
Website : www.applebyservices.com

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,204,793,003

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at
Computershare Hong Kong Investor Services Limited

Registrar Office
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8628
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information

Available at
www.firstpacco.com

Or contact:
Sara Cheung
Assistant Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
Email : info@firstpac.com.hk

Web Site

www.firstpacco.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

Principal Bankers

CALYON
JPMorgan Chase Bank, N.A.
Standard Bank Asia Limited
Standard Chartered Bank
UBS AG
Banco de Oro Universal Bank

Ten-Year Statistical Summary

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Results (US$millions)										
Turnover	**2,474.8**	1,986.1	2,054.6	2,161.8	1,892.3	1,851.7	2,299.2	1,671.9	2,894.4	8,308.4
Profit/(loss) for the year	**221.7**	138.8	168.2	134.9	79.6	(2,192.4)	120.4	236.3	427.5	401.1
Profit/(loss) attributable to equity holders of the parent	**164.5**	103.0	123.9	74.1	38.2	(1,797.7)	51.9	138.2	360.5	212.0
Recurring profit	**149.9**	107.4	116.8	81.0	49.2	46.7	51.7	41.4	40.5	166.2
Ordinary share dividends	**22.4**	12.3	–	–	–	–	7.7	15.0	13.8	51.9
Per Ordinary Share Data (U.S.cents)										
Earnings/(loss)										
– Basic	**5.15**	3.23	3.89	2.33	1.21	(57.26)	1.78	5.34	15.21	8.98
– Diluted	**5.06**	3.17	N/A	N/A	N/A	N/A	N/A	5.32	15.12	8.89
– Basic recurring	**4.69**	3.37	3.67	2.54	1.56	1.49	1.76	1.60	1.71	7.04
– Diluted recurring	**4.61**	3.31	N/A	N/A	N/A	N/A	N/A	1.60	1.70	6.99
Dividends	**0.70**	0.39	–	–	–	0.26	0.52	0.58	2.19	2.71
Equity/(deficit) attributable to equity holders of the parent	**18.18**	12.00	7.14	1.60	(0.81)	(4.87)	13.00	22.08	34.45	3.76
Financial Ratios										
Return on average net assets (%)	**25.25**	22.53	32.62	27.01	25.04	12.18	8.90	5.44	5.25	26.57
Return on average equity attributable to equity holders of the parent (%)	**31.05**	35.20	83.89	637.87	N/A	36.59	9.84	5.66	8.92	102.11
Dividend payout ratio (%)	**14.94**	11.45	–	–	–	–	14.89	36.26	34.14	31.25
Dividend cover (times)	**6.69**	8.73	–	–	–	–	6.72	2.76	2.93	3.20
Interest cover (times)	**3.72**	2.72	2.94	2.43	2.36	2.61	3.50	2.96	2.38	3.65
Current ratio (times)	**1.28**	1.45	1.43	1.71	1.02	0.82	1.23	0.95	0.90	1.18
Gearing ratio (times)										
– Consolidated	**0.77**	1.12	1.45	2.12	2.46	2.84	0.76	0.77	0.59	1.52
– Company	**0.16**	0.11	0.10	0.12	0.15	0.09	0.10	0.28	0.38	0.80
Consolidated Balance Sheet Data (US$millions)										
Capital expenditure	**46.3**	56.6	105.1	72.6	92.2	148.2	255.1	314.7	374.1	887.3
Total assets	**2,883.9**	2,347.1	2,168.7	2,213.5	2,469.5	2,186.4	3,599.2	8,395.7	7,646.3	11,386.3
Net debt	**796.9**	788.5	854.3	907.7	1,136.7	850.4	1,065.0	1,796.8	1,296.3	2,937.1
Total liabilities	**1,851.1**	1,640.4	1,577.6	1,785.7	2,007.1	1,886.9	2,193.7	6,058.1	5,442.8	9,463.3
Net current assets/(liabilities)	**238.9**	295.6	256.4	443.6	20.6	(234.5)	216.4	(81.6)	(106.0)	569.0
Total assets less current liabilities	**2,034.8**	1,697.0	1,571.2	1,589.4	1,456.0	899.1	2,644.2	6,644.6	6,598.5	8,257.2
Equity/(deficit) attributable to equity holders of the parent	**582.7**	382.8	227.4	51.1	(25.7)	(152.8)	408.1	642.7	818.3	88.9
Minority interest	**450.1**	323.9	363.7	376.7	488.1	452.3	997.4	1,694.9	1,385.2	1,834.1
Total equity	**1,032.8**	706.7	591.1	427.8	462.4	299.5	1,405.5	2,337.6	2,203.5	1,923.0
Company Balance Sheet Data (US$millions)										
Total assets	**2,406.6**	2,471.2	1,891.1	1,782.8	1,867.6	2,395.1	2,938.0	2,568.9	1,904.6	1,921.0
Net debt (i)	**237.9**	152.6	103.3	96.9	152.1	83.3	150.0	416.2	408.0	880.3
Total liabilities	**960.3**	1,052.0	824.4	850.8	847.9	1,425.1	1,374.9	1,081.6	820.5	819.6
Equity attributable to equity holders of the parent	**1,446.3**	1,419.2	1,066.7	932.0	1,019.7	970.0	1,563.1	1,487.3	1,084.1	1,101.4
Other Information (at 31 December)										
Number of shares in issue (millions)	**3,204.8**	3,188.8	3,186.0	3,186.0	3,186.0	3,139.8	3,139.8	2,910.8	2,375.6	2,367.3
Weighted average number of shares in issue (millions)										
– Basic	**3,193.0**	3,186.7	3,186.0	3,186.0	3,152.2	3,139.8	2,923.9	2,586.9	2,370.9	2,362.2
– Diluted	**3,242.1**	3,215.1	N/A	N/A	N/A	N/A	N/A	2,603.3	2,383.7	2,416.1
Share price (HK$)	**4.040**	3.000	2.075	1.690	0.700	0.960	2.225	6.000	3.700	3.750
Market capitalization (US$millions)	**1,659.9**	1,226.5	847.6	690.3	285.9	386.4	895.6	2,239.1	1,126.9	1,138.1
Number of shareholders	**4,989**	5,167	5,321	5,452	5,576	5,581	5,581	5,632	6,116	5,077
Number of employees	**50,087**	46,693	49,165	46,951	44,820	48,046	49,493	60,972	30,673	51,270

N/A: Not applicable

(i) Includes the net debt of certain wholly-owned financing and holding companies.

See pages 117 and 118 for a glossary of terms.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	: Telecommunications
Place of incorporation/business area	: The Philippines
Issued number of shares	: 188.4 million
Particular of issued shares held	: Common shares of Pesos 5 par value
Economic interest/voting interest	: 23.6 per cent/29.9 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	: Consumer Food Products
Place of incorporation/business area	: Indonesia
Issued number of shares	: 9.4 billion
Particular of issued shares held	: Shares of Rupiah 100 par value
Economic interest/voting interest	: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Investments Corporation

MPIC is a Manila, Philippines-based investment holding and management company listed on the Philippine Stock Exchange. MPIC's business activity comprises its interest in a 50.0 per cent owned joint venture which holds an 84.0 per cent interest in Maynilad Water Services, Inc. and its real estate subsidiary Landco Pacific Corporation.

Sector	: Infrastructure and Property
Place of incorporation/business area	: The Philippines
Issued number of shares	: 1,199.0 million
Particular of issued shares held	: Common shares of Peso 1 par value
Economic interest/voting interest	: 95.9 per cent

Further information on MPIC can be found at www.mpic.com.ph

Level Up! International Holdings Pte Ltd

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	: Online games
Place of incorporation/business area	: Singapore/The Philippines, Brazil and India
Issued number of shares	: 413,869
Particular of issued shares held	: Ordinary shares of US$8 par value
Economic interest/voting interest	: 25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

FIRST
PACIFIC

First Pacific Company Limited

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

A Chinese version of this annual report is available at www.firstpacco.com or from the Company on request.
本年報之中文版可瀏覽 www.firstpacco.com 或向本公司索取。

This report is printed on environmentally friendly paper
Concept, design and printing: iOne Financial Press Limited
Management portrait: Alan P. K. Soo

FIRST PACIFIC

RECEIVED

2007 MAY 10 A 10: 04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http//www.firstpacco.com

Form of Proxy for use at the ANNUAL GENERAL MEETING ("AGM") of First Pacific Company Limited (the "Company") to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong SAR at 10:00 a.m. on Friday, 1st June, 2007 and at any adjournment thereof.

I/We [1] ______________________ (and) ______________________

of ______________________

being the registered holder(s) of [2] ______________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the AGM or [3] ______________________

of ______________________

as my/our proxy to attend and vote for me/us at the AGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the AGM[4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

	RESOLUTIONS	For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2006.		
2.	To declare a final dividend of HK3.50 cents (US0.45 cent) per ordinary share for the year ended 31st December, 2006.		
3.	To re-appoint Ernst & Young as Auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration.		
4.	(i) To re-elect Mr. Manuel V. Pangilinan as the Managing Director and CEO of the Company for a fixed term of not more than three years, commencing on the date of this AGM and ending on the earlier of (a) the date of the Company's annual general meeting to be held in the calendar year 2010 or (b) 31st May, 2010 or (c) the date on which the Director concerned retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company and/or the Bye-laws (the "fixed term").		
	(ii) To re-elect Mr. Edward A. Tortorici as an Executive Director of the Company for the fixed term.		
	(iii) To re-elect Mr. David Tang as an Independent Non-Executive Director of the Company for the fixed term.		
	(iv) To re-elect Prof. Edward K.Y. Chen as an Independent Non-Executive Director of the Company for the fixed term.		
5.	(i) To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws.		
	(ii) To fix the remuneration of the Non-Executive Directors at the sum of US$5,000 for each meeting attended.		
6.	To authorise the Board of Directors of the Company to appoint additional directors as an addition to the Board.		
7.	To give a general mandate to the Directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.		
8.	To give a general mandate to the Directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.		
9.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (8) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (7) above.		
10.	To adopt the new executive stock option plan of Metro Pacific Investments Corporation.		

Signature: ______________________ Date: ______________________ 2007

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is appointed, strike out "the Chairman of the AGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the AGM in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR not less than 48 hours before the time of the meeting or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the AGM. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published in the local newspapers and on the website of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the AGM.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(於百慕達註冊成立之有限公司)

股份編號：00142

網址：http//www.firstpacco.com

適用於第一太平有限公司(「本公司」)於二零零七年六月一日(星期五)上午十時正假香港特別行政區中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳召開的股東週年大會(「股東週年大會」)及其任何續會之代表委任表格。

本人／吾等[1] ______________________ (及) ______________________

地址為 ______________________

乃持有[2] ______________________ 股每股面值0.01美元之本公司普通股登記持有人，**茲委任**股東週年大會主席或[3]

____

地址為 ______________________

為本人／吾等之代表，就考慮及酌情通過召開週年大會通告內的各項決議案，代表本人／吾等出席股東週年大會及其任何續會並於會上投票[4]。

請在適當空格內填上「x」記號，以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格，而未有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

	決議案	贊成	反對
1.	省覽及接納截至二零零六年十二月三十一日止年度之經審核賬目及董事會與核數師報告。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息每股普通股3.50港仙(0.45美仙)。		
3.	重聘安永會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
4.	(i) 重選彭澤仁先生為本公司之常務董事兼行政總監，其指定任期將不超過三年，由本股東週年大會當日起計至下列較早日期結束為止：(a)本公司於二零一零年曆年舉行股東週年大會當日；或(b)二零一零年五月三十一日；或(c)有關董事根據本公司所採納之企業管治常規守則及／或公司細則輪值退任當日(「指定任期」)。		
	(ii) 重選唐勵治先生按指定任期出任本公司之執行董事。		
	(iii) 重選鄧永鏘先生按指定任期出任本公司之獨立非執行董事。		
	(iv) 重選陳坤耀教授按指定任期出任本公司之獨立非執行董事。		
5.	(i) 授權董事會根據本公司細則釐定執行董事酬金。		
	(ii) 釐定非執行董事每次開會酬金為5,000美元。		
6.	授權本公司董事會委任新董事加盟董事會。		
7.	授予董事一般授權以配發、發行及處理本公司額外股份，惟不得超過本公司已發行股本之20%。		
8.	授予董事一般授權，以行使本公司一切權力購回本公司股份，惟不得超過本公司已發行股本之10%。		
9.	批准本公司根據上述第(8)項決議案所購回之股份面值總額加入根據上述第(7)項決議案可配發之股本面值總額內。		
10.	採納Metro Pacific Investments Corporation之新行政人員購股權計劃。		

簽署：______________________ 日期：二零零七年 ______________________

附註：

1. 請以正楷填上　閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。
2. 請填上　閣下名下之普通股數目；如未有填上股份數目，則本代表委任表格將被視作適用於　閣下名下本公司股本中之所有普通股。
3. 如擬委派股東週年大會主席以外其他人士作代表，請刪去「股東週年大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及地址，並由股東簡簽作實。
4. 受委代表毋須為本公司股東，但必須親自代表　閣下出席股東週年大會。
5. 倘屬聯名股東，本公司將在接受排名首位之股東(不論親自或委派代表)之投票後，不再接受其他聯名股東之投票。
6. 若股東為公司，則本代表委任表格必須加蓋公司印鑑，或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於本大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處(致：公司秘書處)，地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回本代表委任表格後，　閣下仍有權出席股東週年大會並於會上投票。
10. 大會主席將就各項提呈股東週年大會之各決議案要求以按股數投票表決。於進行按股數投票表決時，每名親身或由正式授權公司代表或受委代表出席之股東，可就彼所持每一股股份投一票。按股數投票表決之結果將於股東週年大會舉行後下一個營業日在本地報章及本公司與香港聯合交易所有限公司之網站刊載。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular and the accompanying Form of Proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

FPC Exemption No. (82-836)

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http//www.firstpacco.com

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND ADOPTION OF NEW EXECUTIVE STOCK OPTION PLAN FOR METRO PACIFIC INVESTMENTS CORPORATION

Notice convening the 2007 Annual General Meeting of First Pacific Company Limited to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at 10:00 a.m. on Friday, 1st June, 2007 is set out on pages 25 to 29 of this circular.

Whether or not you are able to attend the meeting, please complete and return the enclosed Form of Proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you so wish.

30th April, 2007

CONTENTS

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"2006 AGM"	the annual general meeting of the Company convened and held on 24th May, 2006;
"2007 AGM"	the annual general meeting of the Company to be convened and held on 1st June, 2007, by the Notice;
"Adoption Date"	the date on which the Metro Pacific Stock Option Plan is adopted;
"ADRs"	American depositary receipts of the ADSs;
"ADSs"	Amercian depositary shares of PLDT, evidenced by ADRs, each ADS represents 1 share of common stock of PLDT;
"Bye-laws"	the Bye-laws of the Company, as amended from time to time;
"Code"	the Code on Corporate Governance Practices adopted by the Company on 14th March, 2005 based on the provisions of Appendix 14 of the Listing Rules;
"Company" or "First Pacific"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Director" or "Directors"	a director or directors of the Company, from time to time;
"Eligible Participant(s)"	the senior management of the Metro Pacific Group including directors determined by the Metro Pacific Committee to be eligible to receive an Option under the Metro Pacific Stock Option Plan;
"Exercise Price"	the price at which Metro Pacific Shares subject of an Option shall be purchased or subscribed under the Metro Pacific Stock Option Plan, as determined by the Metro Pacific Committee in accordance with Article 6 of the Metro Pacific Stock Option Plan;
"First Pacific Group"	First Pacific and its subsidiaries;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	26th April 2007, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;
"Metro Pacific"	Metro Pacific Investments Corporation, a corporation established under the laws of the Philippines, having its shares listed on the PSE and which is a member of the First Pacific Group, in which First Pacific Group holds an economic interest of approximately 93 per cent;
"Metro Pacific Committee"	the Metro Pacific Compensation Committee of the Board of Metro Pacific;
"Metro Pacific Group"	Metro Pacific and its subsidiaries;
"Metro Pacific Shares"	common shares of par value Peso 1 each of Metro Pacific and any shares resulting from any subsequent consolidation, sub-division or reclassification of those common shares;
"Metro Pacific Stock Option Plan"	the new executive stock option plan of Metro Pacific proposed for approval at the 2007 AGM for the benefit of the senior management of the Metro Pacific Group as specified thereunder;
"Model Code"	the Model Code for securities transactions by directors of companies listed on the Stock Exchange;
"Notice"	the notice of the 2007 AGM as set out on pages 25 to 29 of this circular;
"Option" or "Options"	an option to subscribe for Metro Pacific Shares granted pursuant to the Metro Pacific Stock Option Plan;

"Option Holder(s)"	the Eligible Participant(s) who accept(s) the Options offered under the Metro Pacific Stock Option Plan;
"Option Life Cycle"	the ten (10) year period after the Option Offer Date during which an Option granted under the Metro Pacific Stock Option Plan shall be exercisable;
"Option Offer Date"	the date on which an Option is accepted by an Eligible Participant, which date shall be within the period prescribed herein for acceptance;
"Peso"	Philippine Peso, the lawful currency of the Republic of the Philippines;
"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability, the shares of which are listed on the PSE and the ADRs of which are listed on the New York Stock Exchange; and currently an associated company of the Company;
"PRC"	the Peoples' Republic of China;
"PSE"	the Philippine Stock Exchange;
"Proposals"	the renewal of the general mandate enabling the Directors to allot and issue Shares; the renewal of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate; the re-election of retiring directors and the adoption of the new Metro Pacific Stock Option Plan; in each case as contemplated by this circular;
"Repurchase Mandate"	the general mandate enabling the Company to repurchase its own Shares;
"SEC"	the Securities and Exchange Commission of the Philippines;
"SFO"	the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong;
"Shareholders"	the holders of Shares from time to time;

"Shares"	ordinary shares of US$0.01 each of the Company and any shares resulting from any subsequent consolidation, sub-division or reclassification of those ordinary shares;
"Stock Exchange"	the Stock Exchange of Hong Kong Limited;
"Substantial Shareholders"	First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers; and
"US$"	United States dollars, the lawful currency of the United States of America.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http//www.firstpacco.com

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Ambassador Albert F. del Rosario
Benny S. Santoso

Independent Non-executive Directors:
Professor Edward K. Y. Chen, G.B.S., CBE, JP
David W. C. Tang, OBE, Chevalier de L'Ordre des Arts et des Lettres
Graham L. Pickles

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

30th April, 2007

To the shareholders of First Pacific Company Limited

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND ADOPTION OF NEW STOCK OPTION PLAN FOR METRO PACIFIC

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2007 AGM and explanation in connection with the matters to be dealt with at the 2007 AGM. In accordance with good corporate governance practices, the chairman of the 2007 AGM will direct that each of the resolutions set out in the Notice be voted on by poll.

The Notice convening the 2007 AGM is set out on pages 25 to 29 of this circular.

A Form of Proxy for use at the 2007 AGM is enclosed with this circular. Whether or not you are able to attend the 2007 AGM, you are requested to complete the Form of Proxy and return it to the principal office of the Company in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the 2007 AGM. Completion and delivery of a Form of Proxy will not preclude you from attending and voting at the 2007 AGM should you so wish.

ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND AUDITORS FOR THE YEAR ENDED 31ST DECEMBER, 2006

A copy of the 2006 annual report of the Company incorporating the audited consolidated accounts of the Company for the year ended 31st December, 2006 and the directors' and auditors' reports thereon and information concerning each of the retiring directors who will be put forward for re-election at the 2007 AGM has been despatched to all Shareholders together with this circular. The audited consolidated accounts of the Company for the year ended 31st December, 2006 have been reviewed by the Company's Audit Committee and approved by the Board for adoption at the 2007 AGM.

DECLARATION OF FINAL DIVIDEND

On 11th April, 2007, the Directors announced the audited results of the Company for the year ended 31st December, 2006. As mentioned in such announcement, the Board has recommended a final cash dividend of HK3.50 cents (US0.45 cent) per share in respect of the financial year ended 31st December, 2006. Subject to approval by Shareholders at the 2007 AGM, the final dividend will be paid in the currency which represents legal tender in the jurisdiction in which the registered address of each Shareholder is situated as follows: Hong Kong dollars for Hong Kong, Macau and PRC registered shareholders, Sterling pounds for shareholders registered in the United Kingdom and US dollars for registered shareholders of all other countries. It is expected that the dividend warrants will be dispatched to Shareholders on or about 29th June, 2007.

The Company's Register of Members will be closed on Friday, 18th May, 2007, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 17th May, 2007.

RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorses the view), subject to the approval of Shareholders at the 2007 AGM, Ernst & Young be re-appointed as the auditors of the Company for the ensuing year.

RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Bye-laws 117A, 117B and 117C, at each annual general meeting of the Company, one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) will retire. In addition, in determining those Directors who are subject to retirement by rotation will be those who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

At the 2006 AGM, Mr. Anthoni Salim, Mr. Sutanto Djuhar, Mr. Tedy Djuhar and Mr. Ibrahim Risjad, being the four (4) Directors (being one-third of the current 12-member board) who have been longest in office since their appointment retired at that meeting. All the retiring Directors, being eligible, have offered themselves for re-election and have been re-elected for a fixed term of three years, commencing on the date of the 2006 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which the Directors retire by rotation pursuant to the Code and/or the Bye-laws.

At the 2007 AGM, Mr. Manuel V. Pangilinan (Managing Director and Chief Executive Officer), Mr. Edward A. Tortorici (Executive Director), Mr. David Tang (Independent Non-executive Director) and Professor Edward K.Y. Chen (Independent Non-executive Director), who have been longest in office since their appointment, will retire at the 2007 AGM, but being eligible offer themselves for re-election at that meeting. Their proposed re-election will be considered by separate resolutions.

The biographical details of each of the four retiring Directors who will stand for re-election at the 2007 AGM, as required by rule 13.51(2) of the Listing Rules, are set out in Appendix I of this circular to enable Shareholders to make an informed decision on their re-election. Save as otherwise disclosed in this circular, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of Shareholders in respect of the four Directors who will stand for re-election at the 2007 AGM.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

To keep in line with current corporate practices, resolutions will be proposed at the 2007 AGM, seeking Shareholders' approval for, inter alia, the renewal of the general mandate enabling the Directors to allot and issue Shares; the grant of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate.

At the 2006 AGM, Shareholders passed an ordinary resolution granting to the Directors a general mandate to allot and issue Shares up to a limit equal to 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at 24th May, 2006. Your Directors believe that it would be in the best interests of the Company to renew this mandate, as it will expire at the conclusion of the 2007 AGM.

At the 2006 AGM, Shareholders also passed an ordinary resolution granting to the Directors a general mandate to exercise the powers of the Company to repurchase its own Shares up to a limit of 10 per cent in aggregate of the Company's issued share capital as at 24th May, 2006. A further ordinary resolution was passed by Shareholders granting to the Directors a general mandate to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. Your Directors believe that it would be in the best interests of the Company to renew these mandates as they will expire at the conclusion of the 2007 AGM.

There is at present no intention for the Company to repurchase any of its Shares. The main features of the Listing Rules regarding share repurchase on the Stock Exchange and further details in relation to purchases by the Company of its own Shares are contained in the explanatory statement set out in Appendix II of this circular so as to enable Shareholders to make an informed decision on whether to vote for or against the resolutions to approve the share repurchase mandate at the 2007 AGM at which such resolutions will be proposed.

ADOPTION OF NEW STOCK OPTION PLAN FOR METRO PACIFIC

Metro Pacific is a Manila, Philippines-based investment holding and management company listed on the PSE, with its common shares listed and traded on the PSE under the symbol "MPI". Metro Pacific was listed on the PSE in December 2006 which represented the completion of a comprehensive reorganization plan launched in early 2006 for Metro Pacific Corporation. Metro Pacific's business activity comprises its interest in a 50% owned joint venture which holds an 84% interest in Maynilad Water Services, Inc. and its real estate subsidiary Landco Pacific Corporation. For the purposes stated below, the Directors considered it appropriate to adopt a new stock option plan for Metro Pacific.

An ordinary resolution will be proposed at the 2007 AGM to approve the adoption of the Metro Pacific Stock Option Plan. The purpose of the Metro Pacific Stock Option Plan is to (i) enable the senior management officers and directors of the Metro Pacific Group who are largely responsible for the further growth and development of the Metro Pacific Group to obtain an ownership interest in Metro Pacific; (ii) encourage the long term commitment of such officers and directors of the Metro Pacific Group; (iii) motivate such officers and directors to continue their efforts in contributing to the long-term financial success of the Metro Pacific Group; and (iv) encourage management with appropriate skill and experience to join the Metro Pacific Group.

The Metro Pacific Stock Option Plan will be for a period of 10 years commencing on the Adoption Date. On and after the tenth anniversary of the Adoption Date, no further options may be granted but any options which are granted during the life of the Metro Pacific Stock Option Plan will continue to be exercisable in accordance with the terms of their grant.

The Metro Pacific Stock Option Plan does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the Metro Pacific Stock Option Plan provide that the Metro Pacific Committee may determine, in its absolute discretion, such term(s) on the grant of an Option. The basis for the determination of the Exercise Price is also specified precisely in the rules of the Metro Pacific Stock Option Plan. When granting Options and determining the terms of grant, the Metro Pacific Committee will generally impose a multi year vesting period and take into account target levels of future share price performance.

The Directors consider that the aforesaid criteria and rules will serve to preserve the value of Metro Pacific and encourage Eligible Participants to acquire proprietary interests in Metro Pacific.

The Directors believe that any calculation of the fair value of the Options as at the Latest Practicable Date based on a number of assumptions before the Options are actually granted, would not be meaningful and would be misleading to Shareholders. However, Shareholders should note that, in compliance with the Listing Rules, estimated valuations and cost of Options granted during any financial period will be provided based on the Black-Scholes option pricing model, binominal option pricing model or a comparable generally accepted methodology in the Company's annual report and interim report, in accordance with the Hong Kong Financial Reporting Standard 2 – "Share-based Payment".

The adoption of the Metro Pacific Stock Option Plan is conditional upon:–

(1) the Shareholders of the Company passing an ordinary resolution at the 2007 AGM approving the adoption of the Metro Pacific Stock Option Plan;

(2) the stockholders of Metro Pacific passing a special resolution at a general meeting of stockholders of Metro Pacific approving the adoption of the Metro Pacific Stock Option Plan; and

(3) the PSE granting approval of the listing of the shares falling to be issued on exercise of Options to be granted under the Metro Pacific Stock Option Plan.

As at the Latest Practicable Date, there are no Options in respect of Metro Pacific Shares which remain outstanding.

A summary of the principal terms of the proposed Metro Pacific Stock Option Plan is set out in Appendix III below.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

Consistent with good corporate governance practices, the chairman of the 2007 AGM intends to demand a poll for each of the resolutions set out in the Notice.

In accordance with Bye-law 79, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth (1/10th) of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10th) of the total sum paid up on all the Shares conferring that right.

In accordance with Bye-law 80, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

Your Directors are of the opinion that the Proposals are in the best interests of the Company and its Shareholders and recommend you to vote in favor of the resolutions to be proposed at the 2007 AGM to be held on 1st June, 2007. The Directors have indicated that the votes attaching to the Shares owned by them and their respective associates (as defined in the Listing Rules) will, where entitled, be cast in favor of all the resolutions to be proposed at the 2007 AGM.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

The following are the particulars of the four retiring Directors proposed to be re-elected at the 2007 AGM:

1. **Manuel V. Pangilinan**
Managing Director and Chief Executive Officer

Age 60, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and resumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of PLDT since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific, Metro Pacific Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, and Landco Pacific Corporation, as well as the President Commissioner of PT Indofood Sukses Makmur Tbk. He also holds directorship in Citra Metro Manila Tollways, Corporation.

In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines, and was awarded Honorary Doctorates in Humanities by Xavier University in 2007 and by San Beda College in 2002 in the Philippines. He is Chairman of the Board of Trustees of Ateneo de Manila University, Chairman of the Board of Directors of Medical Doctors Inc (Makati Medical Center), and Chairman of the non-profit organization, Philippine Business for Social Progress. Mr. Pangilinan is also Chairman of the Hong Kong Bayanihan Foundation, a civic organization based in Hong Kong.

As at the Latest Practicable Date, Mr. Pangilinan was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 6,026,759 ordinary shares[(P)] of the Company and 31,800,000 ordinary share options[(P)] of the Company.

ii. 1,048,404 common shares[(P)] in Metro Pacific.

iii. 201,933 common shares(P) in PLDT and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person.

iv. 3,500,000 common shares(P) in Pilipino Telephone Corporation.

The amount of remuneration paid to Mr. Pangilinan for the year ended 31 December 2006, together with the basis of determining such remuneration are set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 107 in First Pacific's 2006 Annual Report. Mr. Pangilinan has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

2. Mr. Edward A. Tortorici
Executive Director

Age 67, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices worldwide.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate restructuring activities. Mr. Tortorici also serves as a Commissioner of consumer foods company PT Indofood Sukses Makmur Tbk and is a Director of ACeS International Limited, both corporations are based in Indonesia. He is also a Director of Metro Pacific Corporation and Landco Pacific Corporation, companies located in the Philippines.

As at the Latest Practicable Date, Mr. Tortorici was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 27,252,131 ordinary shares(P) of the Company and 17,680,000 ordinary share options(P) of the Company.

ii. 17,399 common shares(C) and 165,000 common shares(P) in Metro Pacific, as well as 52,197 warrants(C) and 495,000 warrants(P) in Metro Pacific.

iii. 104,874 common shares(P) in PLDT.

The amount of remuneration paid to Mr. Tortorici for the year ended 31 December 2006, together with the basis of determining such remuneration are set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 107 in First Pacific's 2006 Annual Report. Mr. Tortorici has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

3. **David W.C. Tang,** *OBE, Chevalier de L'Ordre des Arts et des Lettres*
Independent Non-executive Director

Age 52, born in Hong Kong, Mr. Tang was educated locally and then Cambridge, London and Beijing, where he also taught English and Philosophy. Mr. Tang is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He joined First Pacific's Board in 1989.

As at the Latest Practicable Date, Mr. Tang was not interested, or was not deemed to be interested in any of the long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

As an Independent Non-Executive Director, Mr. Tang is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as well as consultancy services provided to the Company, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 107 in First Pacific's 2006 Annual Report. Mr. Tang has submitted to the Company a written confirmation concerning his independence. The Board, therefore, considers him to be independent and believes that he should be re-elected. He has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

4. **Professor Edward K.Y. Chen,** *GBS, CBE, JP*
Independent Non-executive Director

Age 62, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen serves as President of Lingnan University; an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited. He is the trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen joined First Pacific's Board in 1993.

As at the Latest Practicable Date, Prof. Chen was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 2,840,000 ordinary share options[(P)] of the Company.

As an Independent Non-Executive Director, Prof. Chen is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, details as set out in Note 36(A) to the Financial Statements headed "Directors' Remuneration" on page 107 in First Pacific's 2006 Annual Report. Prof. Chen has submitted to the Company a written confirmation concerning his independence. The Board, therefore, considers him to be independent and believes that he should be re-elected. He has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the notice of an annual general meeting at which a resolution is to be proposed in relation to the repurchase by the Company of its own Shares.

1. REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to Shareholders to give Shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose under Bermuda law.

(c) Maximum number of shares to be repurchased

The Shares proposed to be repurchased by the Company must be fully paid up. A maximum of 10 per cent of the outstanding share capital at the date of passing the relevant resolution may be repurchased on the Stock Exchange. On the basis of the existing issued share capital of the Company of 3,205,795,003 Shares, as at the Latest Practicable Date, and assuming no further exercise of options granted by the Company pursuant to the Company's share option plan, and no further Shares are issued or repurchased by the Company prior to the 2007 AGM, not more than 320,579,500 Shares may be repurchased on the Stock Exchange pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to enhancement of the net asset value of the Company and/or earnings per Share and will be made only when the Directors believe that such repurchases will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the audited consolidated financial position of the Company as at 31st December, 2006, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position and gearing position of the Company.

The Directors do not propose to exercise the Repurchase Mandate to such extent as, in the circumstances, would have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited accounts or the gearing levels that in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICE

No Shares have been repurchased during the six months prior to the date of this circular. The following table shows the highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months ended 31st March, 2007:

Month	Highest traded price *HK$*	Lowest traded price *HK$*
2006		
April	3.450	2.750
May	3.925	3.150
June	3.350	2.850
July	3.340	2.900
August	3.530	3.060
September	3.800	3.450
October	4.000	3.540
November	4.050	3.800
December	4.120	3.770
2007		
January	5.130	4.000
February	5.090	3.860
March	4.950	4.140

5. DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, any of their associates currently intend to sell Shares to the Company or its subsidiaries, in the event that the proposed Repurchase Mandate is approved by Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Mandate is approved by Shareholders.

6. TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Substantial Shareholders beneficially owned Shares representing a total of 44.25 per cent of the issued share capital of the Company. Although the Directors have no present intention to repurchase any Shares of the Company, if the Directors were to exercise the Repurchase Mandate in full, such Shares owned by the Substantial Shareholders would represent approximately 49.17 per cent of the then issued share capital of the Company. As a result, the Substantial Shareholders would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a result of any repurchase of Shares pursuant to the Repurchase Mandate.

At present, the Company has no intention to exercise the Repurchase Mandate in such a way and to such an extent that would cause a mandatory general offer obligation to arise for the Substantial Shareholders.

The Directors will not exercise the Repurchase Mandate if the repurchase would result in the number of listed Shares which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

1. PURPOSE AND DURATION OF THE PLAN

(A) The Metro Pacific Stock Option Plan is intended to: (i) enable the senior management officers and Directors of the Metro Pacific Group who are largely responsible for the further growth and development of the Metro Pacific Group to obtain an ownership interest in Metro Pacific; (ii) encourage the long-term commitment of such officers and Directors of the Metro Pacific Group; (iii) motivate such officers and Directors to continue their efforts in contributing to the long-term financial success of the Metro Pacific Group; and (iv) encourage management talents to join the Metro Pacific Group.

(B) Subject to paragraph 10, the Metro Pacific Stock Option Plan shall be valid and effective for the period of ten (10) years commencing on the Adoption Date. On and after the tenth anniversary of the Adoption Date, no further Options shall be granted but in all other respects the provisions of the Metro Pacific Stock Option Plan shall remain in full force and effect. Options which are granted during the life of the Metro Pacific Stock Option Plan shall continue to be exercisable in accordance with their terms of issue.

2. ADMINISTRATION OF THE PLAN

(A) The Metro Pacific Committee shall administer the Metro Pacific Stock Option Plan and perform such other functions as are assigned to the Metro Pacific Committee under the Metro Pacific Stock Option Plan. Subject to the provisions of the Metro Pacific Stock Option Plan and the supervision of the Board of Metro Pacific, the Metro Pacific Committee shall have the power to issue rules and regulations to implement the Metro Pacific Stock Option Plan; amend such rules and regulations; adopt resolutions and orders not inconsistent with the Metro Pacific Stock Option Plan; execute agreements in implementation of the Metro Pacific Stock Option Plan; interpret the provisions of the Metro Pacific Stock Option Plan; and undertake acts as it may deem appropriate for the proper implementation of the Metro Pacific Stock Option Plan.

(B) All determinations or actions of the Metro Pacific Committee in respect of the Metro Pacific Stock Option Plan shall be by the affirmative vote of a majority of the members thereof at a meeting called for such purpose or by a written instrument signed by a majority of the members of the Metro Pacific Committee, in which latter case, the determinations or actions so taken shall be fully as effective as if they had been taken by a vote of the majority of the members of the Metro Pacific Committee at a meeting duly called and held.

3. SHARES SUBJECT TO THE PLAN

(A) Subject to the provisions of sub-paragraph 3(C), the total number of Metro Pacific Shares which may be issued upon exercise of all Options to be granted under the Metro Pacific Stock Option Plan and other stock option plans of Metro Pacific must not exceed ten per cent (10%) of the Metro Pacific Shares in issue as at the Adoption Date ("Plan Limit"). The limit on the number of Metro Pacific Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Metro Pacific Stock Option Plan and other stock options plans of Metro Pacific must not exceed 30% of the Metro Pacific Shares in issue from time to time.

(B) If an Option shall expire or lapse in accordance with the Metro Pacific Stock Option Plan, such expired or lapsed Option shall not be counted for purposes of calculating the Plan Limit.

(C) In the event of a merger, consolidation, reorganization, recapitalization, reclassification of stock, stock dividend, stock split, rights issue or other change in the corporate structure or capitalization affecting Metro Pacific's Shares, the Metro Pacific Committee shall, subject to the approval of the auditors or an independent financial adviser engaged by Metro Pacific for this purpose, make reasonable adjustments to the Exercise Price or the number of Metro Pacific Shares subject to Options already granted and to the Metro Pacific Stock Option Plan. Any such adjustments shall give an Eligible Participant the same proportion of the equity capital as that to which that person was previously entitled, but no such adjustments may be made to the extent that a share would be issued at less than its nominal value. In respect of any such adjustments, other than any made on a capitalisation issue, an independent financial adviser or the Company's auditors must confirm to the Directors in writing that the adjustments satisfy the requirements set out in the note to Rules 17.03(13) of the Listing Rules.

4. PERSONS ELIGIBLE TO PARTICIPATE

(A) Options may be granted pursuant to the Metro Pacific Stock Option Plan to individuals who, at the time of the grant, are full time senior management officers of the Metro Pacific Group and/or directors of Metro Pacific. Senior management officers include the Presidents, General Managers, key Metro Pacific Group Executives and senior officers reporting directly or indirectly to the Presidents and General Managers, of the Metro Pacific Group.

(B) Prior to an Option Offer Date, the Metro Pacific Committee shall select the senior management officers and directors of Metro Pacific to whom Options may be granted for that calendar year, provided that, the total number of Metro Pacific Shares issued and to be issued upon exercise of the Options granted to any one Eligible Participant (whether or not already an Option

Holder) (including both exercised and outstanding Options) in any 12-month period shall not exceed one per cent (1%) of the Metro Pacific Shares in issue at the relevant time (the "Eligible Participant Limit").

(C) In determining the eligibility of a senior management officer/director of Metro Pacific to receive an Option under the Metro Pacific Stock Option Plan, the Metro Pacific Committee shall consider the position and responsibilities of the senior management officer/director of Metro Pacific, the nature and value of his services and accomplishment(s), his present and potential contribution to the success of the Metro Pacific Group member in which he is employed, and such other factors as the Metro Pacific Committee may deem relevant.

5. TERMS AND CONDITIONS OF THE OPTION

(A) If in accordance with paragraph 4, the Metro Pacific Committee determines to grant an Option to an Eligible Participant, an offer shall be forwarded by the Metro Pacific Committee, provided that a grant of Option may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in a newspaper of general circulation. In particular, no Option may be granted during the period commencing one (1) month immediately preceding the earlier of:

(i) the date of the board meeting for the approval of Metro Pacific's results for any year, half-year, quarterly or any other interim period; and

(ii) the deadline for Metro Pacific to publish an announcement of its results for any year or half-year under the rules of the SEC and/or the PSE, or quarterly or any other interim period (whether or not required by the SEC and/or PSE), and ending on the date of the results announcement.

(B) The offer of the grant of Option to an Eligible Participant shall be by means of an option offer letter under the terms and conditions set forth in the Metro Pacific Stock Option Plan and such other terms and conditions as the Metro Pacific Committee may determine from time to time. The offer shall be open for acceptance by an Eligible Participant by payment of Ten Pesos (P10.00) within twenty eight (28) days from receipt of the option offer letter or such shorter period as may be specified in the relevant option offer letter.

(C) The vesting percentage and vesting schedule of the Options granted under the Metro Pacific Stock Option Plan shall be determined by the Metro Pacific Committee.

(D) An Option under the Metro Pacific Stock Option Plan shall be personal to the Option Holder and shall not be assignable or transferable. The Option Holder concerned shall not sell, transfer, charge, mortgage, encumber or create any security interest over an Option granted under the Metro Pacific Stock Option Plan. Any breach of the foregoing shall entitle Metro Pacific Committee to cancel any outstanding Options or part thereof granted to such Option Holder (including, but not limited to, the Option in question).

(E) An Option granted under the Metro Pacific Stock Option Plan shall lapse automatically (to the extent not already exercised) at the earliest of:

(i) the end of an Option's Life Cycle;

(ii) the expiration of the period referred to in sub-paragraph 7(C);

(iii) the date the Option Holder ceases to be a director or full-time employee of Metro Pacific or the subsidiary in which he is employed other than for death or illness, unless otherwise determined by the Metro Pacific Committee (whether such determination is made before or after the date of such cessation), in which case the Option shall be exercisable to the extent and within such period as the Metro Pacific Committee may determine. In the case of cessation of employment, the date of cessation shall be the last actual working day on which the Option Holder was physically at work as an employee of Metro Pacific or the subsidiary in which he is employed, whether or not salary is paid in lieu of notice;

(iv) subject to sub-paragraph 7(E), the date of effectivity of Metro Pacific's dissolution; and

(v) the date on which the Option Holder commits any of the acts prohibited under sub-paragraph 5(D).

(F) Each grant of Options to any director, chief executive or substantial shareholder of the Company, or any of his or her associates under a scheme of the Company or any of its respective subsidiaries (including the Metro Pacific Stock Option Plan) shall be subject to the prior approval of the independent non-executive directors of the Company (excluding any independent non-executive director who is the grantee of the Options).

Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or to any of his or her respective associates, would result in the shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised cancelled and outstanding) to such person in the 12-month period up to and including the Option Offer Date representing in aggregate over 0.1% (or such other percentage as may from time to time be specified by the Stock Exchange) of Metro Pacific Shares in issue, such further grant of Options shall be subject to prior approval by resolution of the Shareholders on which all connected persons of the Company abstain from voting in favour; save that (for the avoidance of doubt) any connected person may, without affecting the validity of the relevant resolution, vote against the relevant resolution at the general meeting provided that its intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

(G) Any Options granted but not exercised may be cancelled if the Option Holder agrees and (if the Board so resolves) new Options may be granted to that Option Holder provided that such new Options are granted within the limits of the terms of the Metro Pacific Stock Option Plan.

6. EXERCISE PRICE

The Exercise Price shall be determined by the Metro Pacific Committee but at an amount not lower than (i) the closing price of the Metro Pacific Shares for one or more board lots of such Metro Pacific Shares on the PSE on the Option Offer Date; (ii) the average closing price of the Metro Pacific Shares for one or more board lots of such Metro Pacific Shares on the PSE for the five (5) business days on which dealings in the Metro Pacific Shares are made immediately preceding the Option Offer Date; or (iii) the par value of the Metro Pacific Shares, whichever is the higher. The Exercise Price may be reasonably adjusted by the Metro Pacific Committee, subject to the approval of the auditors or an independent financial adviser engaged by Metro Pacific for this purpose, in case of payment of stock dividends, issuance of rights shares, stock splits and other analogous acts resulting in the increase or decrease in the outstanding capital stock of Metro Pacific.

7. EXERCISE OF OPTION

(A) An Option Holder may exercise in whole or in part his vested Option, provided that an Option exercisable but not actually exercised within a given year shall accrue and may be exercised at any time thereafter but prior to the expiration of said Option's Life Cycle.

(B) An Option shall be exercised in whole or in part by the Option Holder (or his heirs or legal representative) by giving notice in writing to the Metro Pacific Committee specifying the number of Metro Pacific Shares to be purchased and accompanied by payment in cash of the full amount of the Exercise Price. Within twenty eight (28) days from receipt of the full amount of the Exercise Price, Metro Pacific shall issue and allot the Metro Pacific Shares subscribed for, and as soon as reasonably practicable thereafter shall issue the certificate of stock evidencing the corresponding number of fully paid and issued Metro Pacific Shares to the Option Holder.

(C) If the Option Holder ceases to be a senior management officer or director of Metro Pacific by reason of death or long term disability, he or his heirs or legal representative shall be entitled to exercise any unexercised and vested Option within eighteen (18) months following the last actual working day of the Option Holder with Metro Pacific or the subsidiary by which he is employed.

(D) If a general offer is unconditionally made to all shareholders of Metro Pacific at any time before the expiry of the Option's Life Cycle, the Option Holder (or his legal representative, if applicable), may exercise any unexercised and unvested Option in full within one (1) month after the general offer is made notwithstanding that the date the offer is made is less than one (1) year after the Option Offer Date.

(E) In the event the shareholders of Metro Pacific pass a resolution for the voluntary dissolution of Metro Pacific prior to the expiry of the Option's Life Cycle, an Option Holder may, by notice in writing and within three (3) months after the resolution is duly passed, elect to be treated as if his unexercised and unvested Option had been exercised in full force before the resolution, and will qualify to receive out of the assets available in liquidation such sum as would have been received in respect of the Metro Pacific Shares which are the subject of such election reduced by the Exercise Price which would otherwise have been payable in respect thereof.

(F) There is no applicable performance targets that need to be achieved before an Option Holder may exercise his vested Options in whole or in part.

(G) There is no minimum period for which an Option must be held before it can be exercised, but the vesting percentage and vesting schedule of the options to be granted under the Metro Pacific Stock Option Plan shall be determined by the Metro Pacific Committee.

8. RANKING OF SHARES

The Metro Pacific Shares to be issued and allotted upon the exercise of an Option shall rank pari passu in all respects with the then existing Metro Pacific Shares of the same kind in Metro Pacific with effect from the date of issue of the Metro Pacific Shares, and will be subject to all the provisions of the Articles of Incorporation and Bye-Laws of Metro Pacific for the time being in force. Prior to the Option Holder being issued the Metro Pacific Shares in respect of the Option, the Option Holder shall not have any voting rights nor rights to participate in any dividends of distributions in respect of the Metro Pacific Shares to be allotted and issued upon the exercise of the Option, except as may be provided in sub-paragraph 7(E).

9. DISPUTES

The Metro Pacific Committee may, in its discretion and subject to the approval of the Board of Metro Pacific, refer any dispute arising under the Metro Pacific Stock Option Plan to the auditors of Metro Pacific who shall act as experts and not as arbitrators and whose decision, in the absence of manifest error, shall be final and binding.

10. SUSPENSION, TERMINATION, OR AMENDMENT OF THE PLAN

(A) Upon the recommendation of the Metro Pacific Committee, the Board of Metro Pacific may, at any time, suspend or terminate the Metro Pacific Stock Option Plan and in such event no further Options shall be granted thereunder, provided that, in all other respects the provisions of the Metro Pacific Stock Option Plan shall remain in force and the suspension or termination of the Metro Pacific Stock Option Plan shall not impair the rights of an Option Holder previously granted under the Metro Pacific Stock Option Plan.

(B) The approval of the shareholders owning at least two-thirds (2/3) of the outstanding capital stock of Metro Pacific shall first be secured for the effectivity of any modification or amendment of the Metro Pacific Stock Option Plan.

11. MISCELLANEOUS

(A) Nothing contained in the Metro Pacific Stock Option Plan shall restrict the right of Metro Pacific or any of its subsidiaries to terminate the employment of senior management officers and/or remove the directors of Metro Pacific otherwise entitled to an Option under the Metro Pacific Stock Option Plan.

(B) The Metro Pacific Stock Option Plan shall not form part of any contract of employment or other contract between Metro Pacific or any member of the Metro Pacific Group and any Eligible Participant or Option Holder, and the rights and obligations of such person under the terms of his employment or contract shall not be affected by his participation in the Metro Pacific Stock Option Plan or any right which he may have to participate in it and the Metro Pacific Stock Option Plan shall afford such Eligible Participant or Option Holder no additional rights to compensation or damages in consequence of the termination of such office or employment for any reason. The Metro Pacific Stock Option Plan shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against Metro Pacific directly or indirectly or give rise to any cause of action at law or in equity against Metro Pacific.

(C) The Metro Pacific Stock Option Plan and all Options granted thereunder shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http//www.firstpacco.com

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 1st June, 2007 at 10:00 a.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and auditors for the year ended 31st December, 2006.

2. To declare a final dividend of HK3.50 cents (US0.45 cent) per ordinary share for the year ended 31st December, 2006.

3. To re-appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:–

   (i) **THAT** Mr. Manuel V. Pangilinan be and he is hereby re-elected as Managing Director and CEO of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Mr. Manuel V. Pangilinan retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.

   (ii) **THAT** Mr. Edward A. Tortorici be and he is hereby re-elected as an Executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Mr. Edward A. Tortorici retires by rotation pursuant to the Code and/or the Bye-laws.

   (iii) **THAT** Mr. David Tang be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Mr. David Tang retires by rotation pursuant to the Code and/or the Bye-laws.

(iv) **THAT** Prof. Edward K.Y. Chen be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Prof. Edward K.Y. Chen retires by rotation pursuant to the Code and/ or the Bye-laws.

5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Independent Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the Board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the

Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."

10. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the new executive stock option plan of Metro Pacific Investments Corporation ("Metro Pacific"), the terms of which are contained in the document produced to the meeting marked "A" and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted as the new executive stock option plan of Metro Pacific and that the directors of Metro Pacific be and are hereby authorized to grant options to subscribe for shares of Metro Pacific thereunder, allot and issue shares of Metro Pacific pursuant to the exercise of any options which may be granted under the executive stock option plan, and exercise and perform the rights, powers and obligations of Metro Pacific thereunder and do all such things and take all such actions as the directors of Metro Pacific may consider to be necessary or desirable in connection with the foregoing."

11. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th April, 2007

Principal Office
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the 2007 AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the 2007 AGM is enclosed in the circular which contains the notice of the meeting (the "Notice"). The form of proxy will also be published on the website of the Stock Exchange and can also be downloaded from the Company's website: www.firstpacco.com.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. With respect to agenda item No. 4 in the Notice, the biographical details of each of the Directors who stand for re-election at the 2007 AGM, as required by Rule 13.51(2) of the Listing Rules as at the latest practicable date, are set out in Appendix I of the circular containing the Notice to enable Shareholders to make an informed decision on their re-election.

5. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the meeting.

6. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice.

7. An explanatory statement containing further details regarding agenda item No. 10 in the Notice on the adoption of the Metro Pacific Stock Option Plan is set out in Appendix III of the circular containing the Notice.

8. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部出售或轉讓，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份編號：00142

網址：http//www.firstpacco.com

股東週年大會通告
及有關發行股份
及購回股份之一般授權、
重選退任董事
及採納METRO PACIFIC INVESTMENTS CORPORATION
新行政人員購股權計劃之建議

第一太平有限公司謹訂於二零零七年六月一日（星期五）上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行二零零七年度股東週年大會，召開大會之通告詳載於本通函第25至29頁。

無論　閣下能否出席大會，務請　閣下儘快填妥及交回隨附之代表委任表格，惟無論如何必須於大會指定舉行時間四十八小時前將表格寄回第一太平有限公司之主要辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零七年四月三十日

目　錄

頁次

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零六年度股東週年大會」	指	本公司於二零零六年五月二十四日召開及已舉行之股東週年大會；
「二零零七年度股東週年大會」	指	本公司以通告召開及將於二零零七年六月一日舉行之股東週年大會；
「採納日期」	指	採納Metro Pacific購股權計劃之日期；
「美國預託證券」	指	美國預託股份之預託證券；
「美國預託股份」	指	PLDT之美國預託股份，以美國預託證券作憑證，每股美國預託股份相等於1股PLDT普通股；
「公司細則」	指	本公司不時修訂之公司章程細則；
「守則」	指	本公司於二零零五年三月十四日根據上市規則附錄14之條文採納之企業管治常規守則；
「本公司」或「第一太平」	指	第一太平有限公司，一間於百慕達註冊成立獲豁免之有限公司，其股份於聯交所上市買賣；
「董事」	指	本公司不時委任之董事；
「合資格參與人士」	指	Metro Pacific集團之高級管理層，包括Metro Pacific委員會決定合資格獲授Metro Pacific購股權計劃項下購股權之董事；
「行使價」	指	Metro Pacific委員會按照Metro Pacific購股權計劃第6條釐定，根據Metro Pacific購股權計劃購買或認購購股權所涉及Metro Pacific股份之價格；
「第一太平集團」	指	第一太平及其附屬公司；

「香港」	指	中國香港特別行政區；
「港元」	指	香港法定貨幣港元；
「最後可行日期」	指	二零零七年四月二十六日，即確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「澳門」	指	中國澳門特別行政區；
「Metro Pacific」	指	Metro Pacific Investments Corporation，根據菲律賓法例成立之公司，其股份於菲律賓證交所上市，為第一太平集團成員公司，第一太平擁有其約93%經濟權益；
「Metro Pacific委員會」	指	Metro Pacific董事會轄下之Metro Pacific薪酬委員會；
「Metro Pacific集團」	指	Metro Pacific及其附屬公司；
「Metro Pacific股份」	指	Metro Pacific每股面值1披索之普通股，以及任何其後經該等普通股合併、分拆或重新分類而產生之任何股份；
「Metro Pacific購股權計劃」	指	為Metro Pacific 集團高級管理層之利益（如下文所述）而作出並於二零零七年度股東週年大會提呈以待批准之Metro Pacific新行政人員購股權計劃；
「標準守則」	指	聯交所上市公司董事進行證券交易之標準守則；
「通告」	指	載於本通函第25至29頁之二零零七年度股東週年大會通告；
「購股權」	指	根據Metro Pacific購股權計劃所授出可認購Metro Pacific股份之購股權；

「購股權持有人」	指	接納根據Metro Pacific購股權計劃所授出購股權之合資格參與人士；
「購股權週期」	指	根據Metro Pacific購股權計劃所授出之購股權須於購股權授出日期起計十(10)年期間內行使；
「購股權授出日期」	指	合資格參與人士接納購股權之日期，該日期須於本通函所述之接納期間內；
「披索」	指	菲律賓共和國之法定貨幣菲律賓披索；
「PLDT」	指	Philippine Long Distance Telephone Company，於菲律賓註冊成立之有限公司，其股份於菲律賓證交所上市，其美國預託證券於紐約證券交易所上市，現為本公司之聯營公司；
「中國」	指	中華人民共和國；
「菲律賓證交所」	指	菲律賓證券交易所；
「建議」	指	如本通函所載建議，包括重新授予董事一般授權以配發及發行股份；重續購回授權；授予董事一般授權以配發及發行本公司根據購回授權所購回之股份；重選退任董事及採納Metro Pacific新購股權計劃；
「購回授權」	指	授予本公司一般授權以購回本公司之股份；
「菲律賓證監會」	指	菲律賓證券及交易委員會；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	不時持有股份之持有人；

「股份」	指	本公司每股面值0.01美元之普通股，以及任何其後經該等普通股合併、分拆或重新分類而產生之任何股份；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited；
「收購守則」	指	香港公司收購及合併守則；及
「美元」	指	美利堅合眾國之法定貨幣美元。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份編號：00142

網址：http//www.firstpacco.com

主席：
林逢生

執行董事：
彭澤仁（*常務董事兼行政總監*）
唐勵治
黎高臣

非執行董事：
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣

獨立非執行董事：
陳坤耀教授（*金紫荊星章、CBE、太平紳士*）
鄧永鏘（*OBE、Chevalier de L'Ordre des Arts et des Lettres*）
Graham L. Pickles

主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

股東週年大會通告
及有關發行股份及購回股份
之一般授權、重選退任董事
及採納METRO PACIFIC新購股權計劃之建議

緒言

本通函旨在向　閣下提供有關召開二零零七年度股東週年大會之資料以及說明將於二零零七年度股東週年大會處理之事項。為符合良好企業管治常規，二零零七年度股東週年大會主席將指示以按股數表決方式就通告所載各項決議案投票。

召開二零零七年度股東週年大會之通告載於本通函第25至29頁。

本通函隨附二零零七年度股東週年大會適用之代表委任表格。無論　閣下能否出席二零零七年度股東週年大會，務請　閣下按代表委任表格列印之指示填妥及交回表格，惟無論如何必須於二零零七年度股東週年大會指定舉行時間四十八小時前寄回本公司之主要辦事處。填妥及交回代表委任表格後，　閣下仍可依願親身出席二零零七年度股東週年大會，並於會上投票。

採納截至二零零六年十二月三十一日止年度之經審核賬目、董事會及核數師報告

一份載有本公司截至二零零六年十二月三十一日止年度之經審核綜合賬目、董事及核數師就此發表之報告之本公司二零零六年年報，以及有關擬於二零零七年度股東週年大會膺選連任之各退任董事資料已連同本通函寄交全體股東。本公司截至二零零六年十二月三十一日止年度之經審核綜合賬目已由本公司審核委員會審閱及董事會批准，並將於二零零七年度股東週年大會上尋求通過。

宣派末期股息

於二零零七年四月十一日，董事宣布本公司截至二零零六年十二月三十一日止年度之經審核業績。誠如該公告所述，董事會建議派付截至二零零六年十二月三十一日止財政年度之末期現金股息每股3.50港仙(0.45美仙)。待股東於二零零七年度股東週年大會批准後，本公司將按每位股東登記地址適用之法定貨幣派發末期股息如下：登記地址為香港、澳門及中國之股東獲派發港幣股息；登記地址為英國之股東獲派發英鎊股息；而登記地址為其他國家之所有股東則獲派發美元股息。預期股息單將於二零零七年六月二十九日或前後寄交股東。

本公司將於二零零七年五月十八日(星期五)暫停辦理股東登記手續，期間將暫停辦理股份過戶登記手續。為符合資格獲分派擬派末期股息，所有填妥之股份過戶表格連同相關股票須於二零零七年五月十七日(星期四)下午四時正或之前送交本公司股份過戶登記處香港分處香港中央證券登記有限公司以作登記，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

重聘核數師

審核委員會已向董事會建議而後者亦同意，待股東於二零零七年度股東週年大會批准後，重聘安永會計師事務所為本公司來年之核數師。

重選退任董事

根據公司細則第117A、117B及117C條，於本公司每屆股東週年大會上，當時在任之三分一董事（或倘董事人數並非三之倍數，則以最接近但不多於三分一之數目為準）之董事將退任。此外，決定輪值退任之董事將以其自上一次獲選出或委任以來在任時間最長之董事優先退任。倘於同日出任董事者，除非彼等另行互相同意，否則將以抽籤形式決定先行退任者。

於二零零六年度股東週年大會，林逢生先生、林文鏡先生、林宏修先生及Ibrahim Risjad先生為自獲委任以來在任時間最長之四(4)名董事（即目前十二位成員組成之董事會之三分之一），故彼等於股東週年大會上退任。由於所有退任董事均符合資格並願意膺選連任，故已全獲重選，任期均固定為三年，自二零零六年度股東週年大會日期起至以下較早日期止：(1)本公司將於二零零九年曆年舉行股東週年大會之日期；或(2)二零零九年五月二十三日；或(3)董事根據守則及／或公司細則輪值退任當日。

於二零零七年度股東週年大會，彭澤仁先生（常務董事兼行政總監）、唐勵治先生（執行董事）、鄧永鏘先生（獨立非執行董事）及陳坤耀教授（獨立非執行董事）均為自獲委任以來在任時間最長之董事，將於二零零七年度股東週年大會退任，但符合資格並願意於該股東週年大會膺選連任。彼等建議重選之事宜將以個別決議案予以考慮。

根據上市規則第13.51(2)條規定，四名將於二零零七年度股東週年大會膺選連任之退任董事資料已載於本通函附錄一，致使股東於考慮重選董事時可作出知情決定。除本通函另有披露者外，將於二零零七年度股東週年大會膺選連任之四名董事並無任何其他須根據上市規則第13.51(2)(h)至13.51(2)(v)條規定須予披露之資料、或有關其他須知會股東之事宜。

發行股份及購回股份之一般授權

為符合現行之企業常規，本公司將於二零零七年度股東週年大會提呈決議案以尋求股東批准（其中包括）重新授權董事配發及發行股份之一般授權、授出購回授權、授權董事可根據購回授權配發及發行本公司所購回股份之一般授權。

於二零零六年度股東週年大會，股東通過一項普通決議案，批准授予董事一般授權，以配發及發行最多不超過佔本公司於二零零六年五月二十四日已發行股本面值總額20%之股份。由於此項授權將於二零零七年度股東週年大會結束時屆滿，故董事相信，重續此項授權將符合本公司之最佳利益。

於二零零六年度股東週年大會，股東亦通過一項普通決議案，批准授予董事一般授權，行使本公司之權力以購回本公司之股份，購回股份最多不超過佔本公司於二零零六年五月二十四日已發行股本總額10%。股東亦通過另一項普通決議案，批准授予董事一般授權，以配發及發行本公司根據購回授權所購回之股份。由於此等授權將於二零零七年度股東週年大會結束時屆滿，故董事相信，重續此等授權將符合本公司之最佳利益。

本公司現時無意購回其任何股份。為讓股東決定投票贊成或反對將於二零零七年度股東週年大會提呈之決議案以批准股份購回授權時達致知情決定，有關上市規則所述在聯交所購回股份之主要規定，以及有關本公司購回其股份之進一步詳情，已詳載於本通函附錄二之說明函件內。

採納Metro Pacific新購股權計劃

Metro Pacific是一家以菲律賓馬尼拉為基地的控股及管理公司，並於菲律賓證交所上市，其普通股於菲律賓證交所上市及買賣，代號為「MPI」。Metro Pacific於二零零六年十二月在菲律賓證交所上市，代表Metro Pacific Corporation於二零零六年初展開之全面重組計劃已告完成。Metro Pacific之業務包括其擁有50%之合營公司所持有之84% Maynilad Water Services, Inc.權益及其房地產附屬公司Landco Pacific Corporation。為下文所述之目的，董事認為採納Metro Pacific新購股權計劃屬合宜方案。

本公司將於二零零七年度股東週年大會提呈一項普通決議案，以批准採納Metro Pacific購股權計劃。Metro Pacific購股權計劃旨在(i)讓對Metro Pacific集團進一步增長及發展有重大責任之Metro Pacific集團高級管理人員及董事獲得Metro Pacific之擁有權權益；(ii)鼓勵該等Metro Pacific集團高級管理人員及董事長期服務Metro Pacific集團；(iii)激勵該等高級管理人員及董事繼續努力為Metro Pacific集團長遠財務成功作出貢獻；及(iv)鼓勵具備合適才能及經驗之管理人員加入Metro Pacific集團。

Metro Pacific購股權計劃將由其採納日期起計十年內有效。在採納日期屆滿十週年時及之後，該公司將不可再授出任何購股權，惟於Metro Pacific購股權計劃期內授出之任何購股權將可繼續根據彼等之授出條款而獲行使。

Metro Pacific購股權計劃並無指定必須持有購股權之最短期限，亦無規定在行使購股權前必先達致之表現目標。然而，Metro Pacific購股權計劃之規則規定，Metro Pacific委員會可按其絕對酌情權制訂授出購股權之條款。有關訂定行使價之基準亦已於Metro

Pacific購股權計劃規則內明確詳述。當授予購股權及決定其條款時，Metro Pacific委員會將按慣用常規加入多年歸屬期限及計算將來股價表現可達致之目標水平因素。

董事認為上述標準及規則將有助保障Metro Pacific之價值及鼓勵合資格參與人士獲取Metro Pacific之資本權益。

董事相信，於正式授出購股權前之最後可行日期，根據多項估計而計算之購股權的公平價值並無意義，且可能會誤導股東。然而，股東須注意，根據上市規則於任何財政年度授予之購股權之概約價值及成本可依據畢蘇購股權定價模式、二項式購股權定價模式或本公司全年及中期報告所採用可資比較的一般接納方法，根據香港財務申報準則第2號「以股份為基礎之付款」而釐定。

Metro Pacific購股權計劃須待下列條件達成後，方會採納：

(1) 本公司股東於二零零七年度股東週年大會上通過一項普通決議案，以批准採納Metro Pacific購股權計劃；

(2) Metro Pacific股東於Metro Pacific股東大會上通過一項特別決議案，以批准採納Metro Pacific購股權計劃；及

(3) 菲律賓證交所批准因行使根據Metro Pacific購股權計劃所授出購股權須予發行之股份上市。

於最後可行日期，並無任何與Metro Pacific股份有關之尚未行使購股權。

建議採納之Metro Pacific購股權計劃之主要條款概要已載於下文附錄三。

於股東週年大會要求按股數投票表決之程序

遵照良好企業管治常規，二零零七年度股東週年大會主席擬就通告所載各項決議案要求按股數投票方式表決。

根據公司細則第79條，於股東大會提呈表決之每項決議案均須以舉手方式表決，除非於宣佈以舉手方式表決所得結果之前或之時，獲以下人士要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票的最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於全體有權在大會投票股東總投票權十分一(1/10)之一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利在大會投票之股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

根據公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式（包括使用不記名選票或選票紙或選票）、時間及地點進行。按股數投票表決之結果須被視為要求按股數投票表決大會之決議。

責任聲明

本通函乃遵照上市規則而刊發，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導成份。

推薦意見

董事認為，建議符合本公司及其股東之最佳利益，故推薦　閣下投票贊成將於二零零七年六月一日舉行之二零零七年度股東週年大會上提呈之各項決議案。各董事已表示在有權投票之情況下，將以彼等及彼等各自之聯繫人士（定義見上市規則）擁有之股份附有之投票權，投票贊成將於二零零七年度股東週年大會提呈之所有決議案。

此致

第一太平有限公司列位股東　台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零七年四月三十日

以下為建議於二零零七年度股東週年大會重選之四名退任董事資料：

1. **彭澤仁先生**
   常務董事兼行政總監

現年六十歲，出生於菲律賓。彭氏在菲律賓及香港的PHINMA集團、Bancom 國際有限公司及美國運通銀行服務前，於馬尼拉安德雷爾大學（Ateneo de Manila University）取得文學士學位，並於美國賓夕凡尼亞大學華頓學院（Wharton School）取得工商管理碩士學位。彭氏於一九八一年創立第一太平，並一直擔任常務董事之職，於一九九九年二月被委任為執行主席，並於二零零三年六月重任常務董事兼行政總監一職。

彭氏於一九九八年十一月起兼任PLDT 總裁兼行政總監一職，並於二零零四年二月被委任為PLDT 主席。彭氏亦為Metro Pacific、Metro Pacific Corporation、Smart Communications, Inc.、 Pilipino Telephone Corporation 及Landco Pacific Corporation之主席；以及PT Indofood Sukses Makmur Tbk之總裁專員。彼亦於Citra Metro Manila Tollways, Corporation擔任董事職務。

於二零零六年五月，菲律賓總統府向彭氏頒授Komandante等級之Order of Lakandula勳銜，嘉許彭氏對該國作出之貢獻。彼亦獲菲律賓管理協會(Management Association of the Philippines)選為二零零五年最佳管理人(Management Man of the Year 2005)，並分別於二零零七年及二零零二年獲Xavier University及菲律賓聖北達大學(San Beda College)頒發人文科學榮譽博士學位。彼為馬尼拉安德雷爾大學信託委員會主席、Medical Doctors Inc (Makati Medical Center)董事會主席以及非牟利機構Philippine Business for Social Progress主席。彭氏亦為香港民間組織Hong Kong Bayanihan Foundation主席。

於最後可行日期，彭氏於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 本公司6,026,759股普通股(P)及本公司31,800,000份普通股購股權(P)。

ii. Metro Pacific 1,048,404股普通股(P)。

iii. 實益擁有PLDT 201,933股普通股(P)及PLDT 360股優先股(P)，並以另一人之代名人身分持有PLDT 15,417股普通股。

iv. Pilipino Telephone Corporation 3,500,000股普通股(P)。

截至二零零六年十二月三十一日止年度支付彭氏之酬金款額，連同釐定該酬金之基準載於第一太平二零零六年年報第107頁財務報表附註36(A)「董事酬金」一節。彭氏與任何其他董事、本公司高級管理人員或主要或控股股東概無財務或家族關係。

2. 唐勵治先生

執行董事

現年六十七歲，出生於美國。唐氏取得紐約大學理學士學位及Fairfield University理學碩士學位。唐氏曾出任多個高級及行政管理職位，其中包括Crocker Bank 之公司副總裁以及美國Olivetti Corporation 及Fairchild Semiconductor Corporation 董事總經理。

唐氏其後創辦國際管理及顧問公司EA Edwards Associates ，該公司專於制定策略及改善生產力範疇，辦事處遍及世界各地。

唐氏於一九八七年加入第一太平為執行董事，引領集團進軍電訊及科技業。彼現時負責掌管第一太平之企業策略，並帶領集團之策略規劃及企業重組活動。唐氏亦為消費性食品公司PT Indofood Sukses Makmur Tbk 專員及ACeS International Limited 董事，上述公司均位於印尼。此外，唐氏亦為位於菲律賓之Metro Pacific Corporation 及Landco Pacific Corporation 之董事。

於最後可行日期，唐氏於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 本公司27,252,131股普通股(P)及本公司17,680,000份普通股購股權(P)。

ii. Metro Pacific 17,399股普通股(C)及165,000股普通股(P)，以及Metro Pacific 52,197份認股權證(C)及495,000份認股權證(P)。

iii. PLDT 104,874股普通股(P)。

截至二零零六年十二月三十一日止年度支付唐氏之酬金款額，連同釐定該酬金之基準載於第一太平二零零六年年報第107頁財務報表附註36(A)「董事酬金」一節。唐氏與任何其他董事、本公司高級管理人員或主要或控股股東概無財務或家族關係。

3. **鄧永鏘先生**，*OBE, Chevalier de L'Ordre des Arts et des Lettres*
獨立非執行董事

現年五十二歲，出生於香港。鄧氏於本地接受教育；其後於劍橋、倫敦及北京繼續學業，亦曾於該等地區教授英文及哲學。鄧氏為上海灘商店；北京、香港及新加坡中國會；倫敦China Tang 以及太平洋雪茄創辦人。彼於一九八九年加入第一太平董事會。

於最後可行日期，鄧氏並無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益。

作為獨立非執行董事，鄧氏有權就每次親身或透過電話會議出席之董事會或董事委員會會議收取五千美元，詳情載於第一太平二零零六年年報第107頁財務報表附註36(A)「董事酬金」一節。鄧氏已就其獨立性向本公司提交確認書，董事會因此認為彼屬獨立人士，並相信彼應獲重選。彼與任何其他董事、本公司高級管理人員或主要或控股股東概無財務或家族關係。

4. **陳坤耀教授**，*金紫荊星章，CBE，太平紳士*
獨立非執行董事

現年六十二歲，出生於香港，曾就讀香港大學及牛津大學。陳教授現為香港嶺南大學校長；亦為亞洲衛星電訊及九龍倉控股有限公司之獨立非執行董事。彼為Eaton Vance Management Funds 之信託人。陳教授曾任香港消費者委員會主席；香港行政局議員及立法局議員。陳教授於一九九三年加入第一太平董事會。

於最後可行日期，陳教授於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 本公司2,840,000份普通股購股權(P)。

作為獨立非執行董事，陳教授有權就每次親身出席或以電話會議參與之董事會或董事委員會會議收取5,000美元，詳情載於第一太平二零零六年年報第107頁財務報表附註36(A)「董事酬金」一節。陳教授已就其獨立性向本公司提交確認書。董事會因此認為彼屬獨立人士，並相信彼應獲重選。彼與任何其他董事、本公司高級管理人員或主要或控股股東概無財務或家族關係。

(c)=法團權益

本附錄載有符合上市規則規定須載於說明函件之細節。隨說明函件附股東週年大會通告，大會將提呈有關本公司購回其本身股份之決議案。

1. 購回授權

上市規則有關章節准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，現概述如下：

(a) 股東批准

上市規則規定以聯交所為第一上市市場之公司倘擬購回股份，必須事先透過一般授權或透過有關特定交易之特別批准方式獲普通決議案通過。上市規則規定必須將一份說明函件（如本通函所載者）送交各股東，向各股東提供充分資料，以便彼等能決定是否批准授出此項授權。

(b) 資金來源

用以購回股份之資金必須為根據百慕達法例規定，可合法撥作有關用途之資金。

(c) 最多可購回之股份數目

本公司建議購回之股份必須為全數繳足股份。於聯交所可購回之股份數目，最多不得超逾在有關決議案獲通過當日本公司已發行股本中百分之十股份。按本公司於最後可行日期之現有已發行股本3,205,795,003股股份為基準，及假設本公司根據其購股權計劃授出之購股權並無再獲行使，且於二零零七年度股東週年大會舉行前本公司沒有再發行或購回任何股份，則本公司可根據購回授權於聯交所購回之股份數目最多不得超過320,579,500股股份。

2. 購回股份之理據

董事相信，尋求股東授予一般授權，以便本公司可在聯交所購回股份，乃符合本公司及其股東之最佳利益。該等購回股份將可提高本公司之資產淨值及／或每股股份盈利，惟須視乎當時市場狀況及資金安排而定；並只有在董事相信購回股份將會對本公司及其股東有利之情況下方會進行。

3. 購回股份之資金

用以購回股份之資金必須為根據本公司之組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

現時董事無意購回本公司任何股份，且只會在彼等認為購回股份乃符合本公司之最佳利益，以及可按對本公司有利之條款購回股份之情況下，方會行使權力購回股份。經考慮本公司於二零零六年十二月三十一日（即本公司最近期刊發之經審核賬目編製之日）之經審核綜合財政狀況，董事認為，倘按目前之現行市價全面行使購回股份之一般授權，將可能對本公司之營運資金及資本負債狀況造成重大不利影響。

在董事認為行使購回授權將對本公司之營運資金需要（與最近期刊發之經審核賬目披露之狀況比較而言）或董事認為對不時適合本公司之資本負債水平構成重大不利影響之情況下，本公司董事不會建議行使購回授權。

4. 股份價格

本公司於本通函刊發日期前六個月內概無購回任何股份。下表列出股份於截至二零零七年三月三十一日止十二個月期間每個月在聯交所之最高及最低成交價：

月份	最高成交價	最低成交價
	港元	*港元*
二零零六年		
四月	3.450	2.750
五月	3.925	3.150
六月	3.350	2.850
七月	3.340	2.900
八月	3.530	3.060
九月	3.800	3.450
十月	4.000	3.540
十一月	4.050	3.800
十二月	4.120	3.770
二零零七年		
一月	5.130	4.000
二月	5.090	3.860
三月	4.950	4.140

5. 權益之披露

在董事作出一切合理查詢後所深知，概無任何董事或其任何聯繫人士現時有意於建議之購回授權獲股東批准情況下向本公司或其附屬公司出售股份。

概無關連人士（定義見上市規則）曾知會本公司，表示現擬於購回授權獲股東批准情況下出售任何股份，或承諾不會向本公司出售其所持有的任何股份。

6. 收購守則

倘根據購回授權購回股份後，某股東在本公司所佔之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視作增購投票權。故此，視乎股東權益的增幅，一名股東或一群一致行動的股東（定義見收購守則），可視作取得本公司控制權或合併其於本公司之控制權，因而須按照收購守則規則26提出強制性全面收購建議。

於最後可行日期，主要股東合共實益持有佔本公司已發行股本44.25%之股份。儘管現時董事無意購回本公司任何股份，但若董事全面行使購回授權，該等由主要股東擁有之股份將佔本公司當時已發行股本約49.17%。因此，主要股東將有責任按照收購守則規則26之規定提出強制性全面收購建議。除上述者外，董事並無察覺任何根據購回授權購回股份而將引致根據收購守則產生之任何其他後果。

現時本公司無意行使購回授權以導致主要股東須承擔提出強制性全面收購要約之責任。

倘若購回股份將導致公眾人士所持有的上市股份數量低於聯交所指定的有關最低百分比，則董事將不會行使購回授權。

7. 董事承諾

董事已向聯交所承諾，彼等只會（在適用之情況下）根據上市規則及百慕達法例，行使購回授權。

1. **計劃之目的及期限**

(A) Metro Pacific購股權計劃旨在：(i)讓對Metro Pacific集團未來增長及發展有重大責任之Metro Pacific集團高級管理人員及董事獲得Metro Pacific之擁有權權益；(ii)鼓勵該等Metro Pacific集團高級職員及董事長期服務於Metro Pacific集團；(iii)激勵該等高級職員及董事繼續努力為Metro Pacific集團之長遠財務成功作出貢獻；及(iv)鼓勵管理人才加入Metro Pacific集團。

(B) 根據第10段之規限，Metro Pacific購股權計劃將於採納日期起計十(10)年期間內有效及生效。在採納日期屆滿十年當日及之後，該公司將不可再授出任何購股權。然而，在所有其他方面，Metro Pacific購股權計劃之條文將仍具十足效力及作用。任何於Metro Pacific購股權計劃期內授出之購股權將可繼續根據其發行條款而可予行使。

2. **計劃之管理**

(A) Metro Pacific委員會將管理Metro Pacific購股權計劃及履行根據Metro Pacific購股權計劃指派予Metro Pacific委員會之其他職能。在Metro Pacific購股權計劃所規限及在Metro Pacific董事會監督下，Metro Pacific委員會將有權頒布規則及規例，以實施Metro Pacific購股權計劃；修訂有關規則及規例；採納與Metro Pacific購股權計劃一致之決議案及程序；就實施Metro Pacific購股權計劃簽立協議；詮釋Metro Pacific購股權計劃之條文；以及進行彼等認為就適當推行Metro Pacific購股權計劃而言屬合宜之行動。

(B) Metro Pacific委員會就Metro Pacific購股權計劃作出之所有決定或行動，須於就該等目的舉行之大會獲大多數委員投贊成票或由Metro Pacific委員會大多數成員簽署書面文據通過，經後者方式所作出之決定或行動將全面生效，等同Metro Pacific委員會成員於正式召開舉行之大會以大多數票通過。

3. 計劃項下之股份

(A) 根據3(C)分段之條文，根據Metro Pacific購股權計劃及Metro Pacific其他購股權計劃授出之所有購股權獲行使時可予發行之Metro Pacific股份總數，不得超過採納日期Metro Pacific已發行股份之百分之十(10%)（「計劃上限」）。根據Metro Pacific購股權計劃及Metro Pacific其他購股權計劃授出而尚未行使之所有購股權獲行使時可予發行之Metro Pacific股份數目上限，不得超過Metro Pacific不時已發行股份30%。

(B) 倘任何購股權根據Metro Pacific購股權計劃到期或失效，則於計算計劃上限時，該等到期或失效之購股權將不會計入在計劃上限內。

(C) 倘若出現影響Metro Pacific股份之合併、整合、重組、再融資、股份重新分類、股息、股份分拆、供股或其他公司結構變動或資本化事宜，在核數師或Metro Pacific就此委聘之獨立財務顧問批准下，Metro Pacific委員會須在已授出之購股權及Metro Pacific購股權計劃規限下，對行使價或Metro Pacific股份數目作出合理調整。任何該等調整將給予合資格參與人士與該名人士早前享有者相同比例之股本，惟倘股份將以少於其面值發行，將不會作出該等調整。就任何該等調整而言，除因資本化發行作出外，獨立財務顧問或本公司之核數師必須以書面向董事確認，該等調整符合上市規則第17.03(13)條附註所載規定。

4. 合資格參與人士

(A) 根據Metro Pacific購股權計劃，購股權可授予於授出時為Metro Pacific集團全職高級管理人員及／或Metro Pacific董事。高級管理人員包括Metro Pacific集團之總裁、董事總經理、直接或間接向總裁及董事總經理匯報之主要Metro Pacific集團行政人員及高級職員。

(B) 於購股權授出日期前，Metro Pacific委員會將挑選可於該曆年向其授出購股權之Metro Pacific高級管理人員及董事，惟於任何十二個月期間向任何一名合資格參與人士（不論是否已為購股權持有人）已授出之購股權（包括已行使及尚未行使購股權）獲行使時已發行及將予發行之Metro Pacific股份總數，

不得超過於有關時間Metro Pacific已發行股份百分之一(1%)(「合資格參與人士上限」)。

(C) 根據Metro Pacific購股權計劃釐定Metro Pacific高級管理人員／董事可獲授予購股權之資格時，Metro Pacific委員會將考慮Metro Pacific高級管理人員／董事之職位及職責、所提供服務之性質及價值和成就、彼現時及可能對受聘之Metro Pacific集團成員公司之成功所作出貢獻，以及其他Metro Pacific委員會可能視為相關之因素。

5. **購股權之條款及條件**

(A) 倘若Metro Pacific委員會根據第4段決定向合資格參與人士授出購股權，Metro Pacific委員會將會作出提呈，惟倘發生影響股價之事宜或作出可影響股價之決定後，不得授出任何購股權，直至該等影響股價之資料於一般流通之報章刊發為止。尤其是，緊接下列事項最早發生日期前一(1)個月，不得授出任何購股權：

(i) 批准Metro Pacific任何年度、半年度、季度或任何其他中期業績之董事會會議日期；及

(ii) Metro Pacific根據菲律賓證監會及／或菲律賓證交所規則刊發任何全年或半年、季度或(無論是否菲律賓證監會及／或菲律賓證交所規定)其他中期業績公布之最後限期，直至業績公佈刊發之日期。

(B) 向合資格參與人士提呈之購股權，須以提呈購股權函件方式，根據Metro Pacific購股權計劃所載之條款及條件以及Metro Pacific委員會可能不時釐定之該等其他條款及條件進行。有關提呈可於合資格參與人士自接獲提呈購股權函件起計二十八(28)日內或有關購股權提呈函件可能指定之較短期限內支付十披索(10.00披索)予以接納。

(C) 根據Metro Pacific購股權計劃所授出購股權之歸屬百分比及歸屬時間表由Metro Pacific委員會釐定。

(D) Metro Pacific購股權計劃項下之購股權屬購股權持有人個人所有，不得自行分配或轉讓。有關購股權持有人不得就根據Metro Pacific購股權計劃授出之任何購股權進行出售、轉讓、抵押、按揭或增設任何產權負擔或擔保權益。如有違反上述規定，Metro Pacific委員會有權註銷該名購股權持有人獲授之任何尚未行使購股權或其任何部分（包括但不限於所涉及之購股權）。

(E) 根據Metro Pacific購股權計劃授出之購股權將於以下最早發生日期自動失效（惟以尚未行使者為限）：

(i) 購股權週期屆滿；

(ii) 第7(C)分段所述之期限屆滿；

(iii) 購股權持有人終止受聘為Metro Pacific或附屬公司之董事或全職僱員之日，惟因身故或危疾以外原因除外（除非Metro Pacific委員會另行決定（不論有關決定於終止日期之前或之後作出））。在此情況下，購股權須按Metro Pacific委員會可能釐定之數額及期間內予以行使。於終止受聘情況下，終止受聘日期將為該名購股權持有人受聘於Metro Pacific或其附屬公司之最後實際工作日期（不論是否獲發代通知金）；

(iv) 於第7(E)分段規限下，Metro Pacific解散生效之日期；及

(v) 購股權持有人作出任何第5(D)分段所禁止行為之日期。

(F) 根據本公司或其任何相關附屬公司的計劃（包括Metro Pacific購股權計劃），每向本公司任何董事、最高行政人員或主要股東或彼等各自之任何聯繫人士授出購股權，均須得到本公司獨立非執行董事（彼為獲授予購股權之獨立非執行董事不計算在內）之事先批准。

倘向本公司主要股東或獨立非執行董事或彼等各自之任何聯繫人士授予任何購股權，會導致於截至並包括授出日期12個月期間內向該等人士授予及將授予之所有購股權（包括已行使、註銷或尚未行使之購股權）獲行使時已發行及將予發行股份數目佔Metro Pacific已發行股份0.1%以上（或聯交所不時指

定之其他百分比)；該進一步授出購股權須獲股東事先藉決議案批准(以投票方式表決)，本公司之所有關連人士須放棄投贊成票，但(為免生疑)任何關連人士可在不影響有關決議案有效性之情況下於股東大會投票反對有關決議案，惟其投票反對之意向已在寄發予股東之有關通函內說明。

(G) 在購股權持有人同意情況下，任何已授出但尚未行使之購股權可予註銷，且(倘董事會決議)可向該購股權持有人授予新購股權，惟授出該等新購股權須根據Metro Pacific購股權計劃之條款及規限授出。

6. 行使價

行使價由Metro Pacific委員會釐定，惟有關數額不得低於下列較高者：(i) Metro Pacific股份於購股權授出日期在菲律賓證交所就有關Metro Pacific股份之一手或多手買賣單位之收市價；(ii) Metro Pacific股份在緊接購股權授出日期前五(5)個營業日在菲律賓證交所就有關Metro Pacific股份之一手或多手買賣單位之平均收市價；或(iii) Metro Pacific股份面值。於派發股息、發行配售新股、拆細股份及進行其他類似行動導致Metro Pacific發行在外股本增加或減少之情況下，行使價可由Metro Pacific委員會合理調整，惟須獲核數師或Metro Pacific就此委聘之獨立財務顧問批准。

7. 行使購股權

(A) 購股權持有人可行使其全部或部分歸屬購股權，惟可予行使之購股權倘於指定一年期內並無實際行使，將累積計算，並可於其後但在上述購股權周期屆滿前隨時行使。

(B) 購股權持有人或其繼承人或法定代表可向Metro Pacific委員會發出書面通知，列明將予購入之Metro Pacific股份數目，連同行使價全數現金款額，以行使全部或部分購股權。於收訖全數行使價起計二十八(28)日內，Metro Pacific須發行及配發所認購之Metro Pacific股份，並於合理可行情況下，盡快發出股票，證明向購股權持有人發行相應數目之繳足股款Metro Pacific股份。

(C) 倘購股權持有人因身故或長期殘障而終止為Metro Pacific高級管理人員或董事，則彼或彼之繼承人或法定代表有權於購股權持有人於Metro Pacific或受聘之附屬公司最後實際工作日起計十八(18)個月內行使任何尚未行使之歸屬購股權。

(D) 倘於購股權週期屆滿前任何時間Metro Pacific向全體股東提出無條件全面收購建議，則不論提出收購建議日期為購股權授出日期後不足一(1)年，購股權持有人或彼之法定代表（如適用）可於提出全面收購建議後一(1)個月內全數行使任何尚未行使且未歸屬之購股權。

(E) 倘Metro Pacific股東於購股權週期屆滿前通過Metro Pacific自願清盤決議案，購股權持有人可於該項決議案獲正式通過後三(3)個月內以書面通知選擇被當作彼之尚未行使及尚未歸屬購股權於該決議案前已獲悉數行使，並將符合資格收取清盤時可供分派之資產，數額為就有關選擇所涉及Metro Pacific股份應已收取之款額，減以就此應付之行使價。

(F) 購股權持有人在行使其全數或部分購股權前毋須達到任何表現目標。

(G) 購股權毋須於可行使前持有一段最短期限，惟根據Metro Pacific購股權計劃將予授出之購股權歸屬百分比及歸屬時間表將由Metro Pacific委員會決定。

8. 股份地位

於購股權獲行使時將予發行及配發之Metro Pacific股份，將自發行Metro Pacific股份日期起於各方面與Metro Pacific當時現有同類Metro Pacific股份享有同等權益，並將受Metro Pacific當時有效之公司註冊章程及公司細則所有條文規限。除非第7(E)分段另有規定外，購股權持有人就購股權獲發行Metro Pacific股份前，購股權持有人並無任何投票權，亦無權享有任何有關購股權獲行使時將予配發及發行之Metro Pacific股份之股息分派。

9. 糾紛

Metro Pacific委員會可酌情及在Metro Pacific董事會批准規限下，將Metro Pacific購股權計劃所產生任何糾紛轉交Metro Pacific核數師處理，Metro Pacific核數師將作為專家而非仲裁人，在無明顯錯誤之情況下其決定將屬最終且具約束力。

10. 暫停、終止或修訂計劃

(A) 在Metro Pacific委員會建議下，Metro Pacific董事會可隨時暫停或終止Metro Pacific購股權計劃，於此情況下，不得據此進一步授出任何購股權，惟Metro Pacific購股權計劃於所有其他方面將仍屬有效，而暫停或終止Metro Pacific購股權計劃將不會損害購股權持有人根據Metro Pacific購股權計劃早前獲授之權利。

(B) Metro Pacific購股權計劃之任何更改或修訂，須首先獲取佔Metro Pacific已發行股份最少三分二(2/3)之股東批准，方可生效。

11. 其他事項

(A) Metro Pacific購股權計劃所載任何內容不會限制Metro Pacific或其任何附屬公司作出終止有權按Metro Pacific購股權計劃獲授購股權之高級管理人員之僱用及／或罷免Metro Pacific董事之權利。

(B) Metro Pacific購股權計劃並不構成Metro Pacific或Metro Pacific集團任何成員公司與任何合資格參與人士或購股權持有人所訂立任何僱傭合約或其他合約之一部分，而有關人士於彼僱用或合約項下之權利及責任將不會因彼參與Metro Pacific購股權計劃或彼參與計劃可能獲取之任何權利而受到影響，而Metro Pacific購股權計劃將不會向有關合資格參與人士或購股權持有人給予有關因任何理由終止職位或僱用而獲取補償或賠償之額外權利。除構成購股權一部分者外，Metro Pacific購股權計劃將不會賦予任何人士於法律或衡平法上直接或間接對Metro Pacific產生任何訴訟之法律或衡平法上之權利。

(C) Metro Pacific購股權計劃及據此授出之所有購股權將受菲律賓共和國法例規管並按其詮釋。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份編號:00142

網址:http//www.firstpacco.com

茲通告第一太平有限公司(「本公司」)謹定於二零零七年六月一日(星期五)上午十時正假香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東週年大會,商議下列事項:

1. 省覽及接納截至二零零六年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。

2. 宣派截至二零零六年十二月三十一日止年度之末期股息每股普通股3.50港仙(0.45美仙)。

3. 重聘安永會計師事務所為本公司之核數師,並授權本公司董事會釐定其酬金。

4. 作為本公司普通事項,考慮並酌情通過下列各議案為本公司之普通決議案:

   (i) **動議**重選彭澤仁先生為本公司之常務董事兼行政總監,其指定任期將不超過三年,由本股東週年大會舉行當日起計至下列較早日期結束為止:(1)本公司於二零一零年曆年舉行之股東週年大會當日;或(2)二零一零年五月三十一日;或(3)彭澤仁先生根據本公司所採納之企業管治常規守則(「守則」)及/或公司細則輪值退任當日。

   (ii) **動議**重選唐勵治先生為本公司之執行董事,其指定任期將不超過三年,由本股東週年大會舉行當日起計至下列較早日期結束為止:(1)本公司於二零一零年曆年舉行之股東週年大會當日;或(2)二零一零年五月三十一日;或(3)唐勵治先生根據守則及/或公司細則輪值退任當日。

   (iii) **動議**重選鄧永鏘先生為本公司之獨立非執行董事,其指定任期將不超過三年,由本股東週年大會舉行當日起計至下列較早日期結束為止:(1)本公司於二零

一零年曆年舉行之股東週年大會當日；或(2)二零一零年五月三十一日；或(3)鄧永鏘先生根據守則及／或公司細則輪值退任當日。

(iv) **動議**重選陳坤耀教授為本公司之獨立非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年五月三十一日；或(3)陳坤耀教授根據守則及／或公司細則輪值退任當日。

5. 授權董事會根據本公司之公司細則釐定執行董事酬金，以及釐定獨立非執行董事每次親身或透過電話會議出席董事會或董事委員會會議之酬金為5,000美元，或由董事會不時釐定之金額。

6. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**授權本公司董事會委任新董事加盟董事會，惟在任何情況下董事會委任之董事人數最多不得超過本公司之公司細則不時規定之最高董事人數。而任何據此獲委任人士祇可留任董事直至本公司下屆股東週年大會舉行之日為止，屆時該董事將合資格於該大會膺選連任。」

7. 作為特別事項，考慮及酌情通過（無論有否修訂）下列議案為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，以配發、發行及處理本公司之額外股份，並作出或授予將須或可能須行使此項權力之售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證）；

(b) 上文(a)段之批准將授權本公司董事於有關期間作出或授予售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證），該等權力將須或可能須於有關期間終止後行使；

(c) 本公司董事根據上文(a)段之批准所配發或同意有條件或無條件配發（不論是否根據購股權或以其他方式）之股本面值總額（但非根據(i)供股；或(ii)根據本公司所發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之認購權或換股權；或(iii)根據本公司採納之購股權計劃而行使之購股權；或(iv)按本公司之公司細則規定配發股份以全數或部份以股份代替股息之以股代息或類似安排），均不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十(20%)，而該項批准亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。

「供股」指本公司董事於所訂定之期間，向於指定記錄日期名列股東名冊之股東，按其當時之持股比例提呈配售股份之建議（本公司董事可就有關零碎股份或根據香港以外地區之法例限制或規定，或任何認可管制機構或任何證券交易所之規定，在認為必要或適當時予以取消或作出其他安排）。」

8. 作為特別事項，考慮及酌情通過（無論有否修訂）下列議案為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，根據所有適用的法律，包括香港股份購回守則及香港聯合交易所有限公司（「聯交所」）頒佈的證券上市規則（「上市規則」），在聯交所或任何

其他獲香港證券及期貨事務監察委員會及聯交所就此認可的證券交易所購回本公司股本中之已發行股份；

(b) 按上文(a)段批准本公司董事可能購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案當日本公司已發行股本面值總額百分之十(10%)，而該項批准亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。」

9. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**於召開本大會通告所載第7及8項普通決議案獲通過後，將本公司依據上述第8項普通決議案於本通告日期以後所購回本公司股本中之股份面值總額加入依據上述第7項普通決議案所授予本公司董事配發及發行股份之一般授權，且可予配發及發行或同意有條件或無條件配發及發行之股本面值總額內。」

10. 作為特別事項，考慮並酌情通過（無論有否修訂）下列議案為普通決議案：

「**動議**批准及採納Metro Pacific Investments Corporation（「Metro Pacific」）之新行政人員購股權計劃（有關條款已載於提呈大會，註有「A」字樣並經大會主席簡簽以資識別之文件內）為Metro Pacific之新行政人員購股權計劃，並動議Metro

Pacific董事獲授權授出可據此認購Metro Pacific股份之購股權、根據行政人員購股權計劃項下可能授出之購股權獲行使而配發及發行之Metro Pacific股份、行使及履行Metro Pacific據此之權利、權力及責任，以及就上述各項進行及採取一切Metro Pacific董事可能認為必須或合宜之事情及行動。」

11. 處理本公司任何其他普通事項。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零零七年四月三十日

主要辦事處
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

股東週年大會通告之附註說明：

1. 凡有權出席二零零七年度股東週年大會並於會上投票之股東，均有權委任一位或多位代表代其出席並投票。受委代表毋須為本公司股東。

2. 載有大會通告（「大會通告」）之通函隨附二零零七年度股東週年大會適用之代表委任表格。代表委任表格另可於聯交所網頁下載，亦可從本公司網頁下載，網址為www.firstpacco.com。

3. 代表委任表格連同簽署表格之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件副本，最遲須於本大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處（致：公司秘書處），方為有效。

4. 有關大會通告內第4項議程，根據上市規則第13.51(2)條規定，於二零零七年度股東週年大會上膺選連任之董事於最後可行日期的個人資料載於載有大會通告之本通函附錄一，以協助股東就重新選舉董事作出知情決定。

5. 有關大會通告內第7項議程，由於根據上市規則之規定，現有發行股份之一般授權將於大會結束時失效，故現正重新尋求股東批准。

6. 載有第8項議程所述購回股份一般授權進一步詳情之說明函件，已刊載於載有大會通告之本通函附錄二。

7. 載有第10項議程所述採納Metro Pacific購股權計劃之進一步詳情之說明函件，已刊載於載有大會通告之本通函附錄三。

8. 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

END